Annual and Special Meeting of Shareholders

Management Information Circular

This Management Information Circular (this “Circular”) is furnished in connection with the solicitation of proxies by and on behalf of the management of Trillium Therapeutics Inc. (the “Corporation”), for use at our Annual and Special Meeting of Shareholders to be held on June 27, 2019 at the time and place and for the purposes set out in the accompanying Notice of Annual and Special Meeting of Shareholders and any adjournment or postponement thereof.

No person has been authorized to give any information or make any representation in connection with any matters to be considered at the Annual and Special Meeting, other than as contained in this Circular and, if given or made, any such information or representation must not be relied upon as having been authorized.

May 17, 2019

TRILLIUM THERAPEUTICS INC.

Notice of Annual and Special Meeting of Shareholders

NOTICE IS HEREBY GIVEN that the Annual and Special Meeting of Shareholders (the “Meeting”) of Trillium Therapeutics Inc. (the “Corporation”), will be held at the offices of the Corporation at 2488 Dunwin Drive, Mississauga, Ontario L5L 1J9, on June 27, 2019, at 1:00 pm (Toronto time), for the following purposes:

1.	to receive the audited consolidated financial statements of the Corporation for the year ended December 31, 2018 (the “2018 Financial Statements”), together with the auditors’ report thereon;

2.	to elect directors of the Corporation for the ensuing year;

3.

to reappoint Ernst & Young, LLP, Chartered Professional Accountants, Licensed Public Accountants, as auditors of the Corporation for the ensuing year and to authorize the directors to fix the remuneration to be paid to the auditors;

4.

to consider, and if deemed advisable, to approve, with or without variation, a special resolution, the full text of which is set out in the in the accompanying management information circular dated May 17, 2019 (the “Circular”), to approve the potential consolidation of the Corporation’s issued and outstanding common shares (“Common Shares”) on the basis of a ratio within a range of one post consolidation Common Share for every 5 to 30 outstanding pre-consolidation Common Shares, at such time following the date of the Meeting if and as may be determined by the board of directors of the Corporation in its sole discretion, as more particularly described in the Circular;

5.

to consider, and if deemed advisable, to approve, with or without variation, a special resolution, the full text of which is set out in the in the Circular, to approve the continuance of the Corporation as a British Columbia corporation to be governed by the provisions of the Business Corporations Act (British Columbia); and

6.	to transact such other business as may properly come before the Meeting or any adjournment or postponement thereof.

Particulars of the foregoing matters are set forth in the Circular. The Corporation has elected to use the notice-and-access provisions under National Instrument 51-102 - Continuous Disclosure Obligations and National Instrument 54-101 - Communication with Beneficial Owners of Securities of a Reporting Issuer (collectively, the “Notice-and-Access Provisions”), adopted by the Canadian Securities Administrators for the Meeting to reduce its mailing costs and volume of paper with respect to the materials distributed for the purpose of the Meeting. The Notice-and-Access Provisions are a set of rules that permit the Corporation to post the Meeting materials, 2018 Financial Statements and accompanying management’s discussion and analysis (“MD&A”), online rather than making a traditional physical delivery of such materials. Shareholders will still receive this notice of Meeting, together with a form of proxy (the “Proxy Instrument”), or voting instruction form (“VIF”), as the case may be, and a financial statement request form. The Corporation will not use procedures known as “stratification” in relation to the use of the Notice-and-Access Provisions.

Shareholders are directed to read the Circular carefully and in full in evaluating the matters for consideration at the Meeting. Further disclosure on the matters set out above may be found in the Circular in the section entitled “Particulars of Matters to be Acted Upon”. The Circular, 2018 Financial Statements, MD&A and other relevant materials are available on the Corporation’s website at www.trilliumtherapeutics.com, for a minimum of one year, and under the Corporation’s directory on the System for Electronic Document Analysis and Retrieval at www.sedar.com. Any shareholder who wishes to receive a paper copy of such documents free of charge should contact the Corporation’s registrar and transfer agent, Computershare Investor Services Inc., 100 University Avenue, 8th Floor, Toronto, ON M5J 2Y1, or by calling toll-free at 1-866-962-0498 (North America only) or direct at 514-982-8716 (outside of North America). In order to be certain of receiving such materials in time to vote before the Meeting, the request should be received by Computershare Investors Services Inc. by June 17, 2019. Any shareholder wishing to obtain additional information about the Notice-and-Access Provisions can contact Computershare Investor Services Inc. by calling toll free at 1-866-964-0492.

The record date for the determination of shareholders of the Corporation entitled to receive notice of and to vote at the Meeting or any adjournment(s) or postponement(s) thereof (the “Record Date”), is May 17, 2019. Shareholders of the Corporation whose names have been entered in the register of shareholders of the Corporation at the close of business on the Record Date will be entitled to receive notice of and to vote at the Meeting or any adjournment(s) or postponement(s) thereof.

If you are a registered shareholder of the Corporation, and are unable to attend the Meeting or any adjournment(s) or postponement(s) thereof in person, you must complete, date and sign the enclosed Proxy Instrument or other appropriate form of proxy and, in either case, (i) deliver the completed proxy to Computershare Investor Services Inc., 100 University Avenue, 8th Floor, Toronto, ON M5J 2Y1, or (ii) vote using the Internet at www.investorvote.com, or (iii) vote using the Telephone at 1-866-732-VOTE(8683) from a touch tone telephone, no later than 48 hours (excluding Saturdays, Sundays and holidays) preceding the date and time of the Meeting, or any adjournment or postponement thereof.

If you are not a registered shareholder of the Corporation, a VIF, instead of a form of proxy, may be enclosed. You must follow the instructions, including deadlines for submission, on the VIF in order to vote your shares.

DATED as of the 17th day of May, 2019.

BY ORDER OF THE BOARD OF DIRECTORS

“Dr. Robert Kirkman”

Dr. Robert Kirkman
Chair

MANAGEMENT INFORMATION CIRCULAR

TABLE OF CONTENTS

MANAGEMENT INFORMATION CIRCULAR	- 1 -

SOLICITATION OF PROXIES	- 1 -

APPOINTMENT OF PROXY HOLDERS	- 2 -

REVOCABILITY OF PROXY	- 3 -

VOTING OF SHARES REPRESENTED BY MANAGEMENT PROXIES	- 3 -

VOTING SHARES AND THE PRINCIPAL HOLDERS THEREOF	- 3 -

ADVICE TO BENEFICIAL HOLDERS OF SECURITIES	- 4 -

BUSINESS OF THE MEETING	- 5 -
Audited Consolidated Financial Statements and Auditors’ Report	- 5 -
Election of Directors	- 6 -
Appointment and Remuneration of the Auditors	- 8 -
Approval of the Common Share Consolidation	- 8 -
Approval of the Continuance into British Columbia	- 12 -

OTHER MATTERS COMING BEFORE THE MEETING	- 22 -

STATEMENT OF EXECUTIVE COMPENSATION	- 22 -
Compensation Discussion and Analysis	- 22 -
Summary Compensation Table	- 27 -
Outstanding Option-Based Awards and Share-Based Awards (NEOs)	- 28 -
Incentive Plan Awards - Value Vested or Earned During the Year (NEOs)	- 29 -
Securities Authorized for Issuance under Equity Compensation Plan	- 30 -
Performance Graph	- 35 -
Pension Benefit Plans	- 36 -
Termination of Employment, Change of Control and Employment Contracts	- 36 -
Directors’ and Officers’ Liability Insurance	- 38 -
Director Compensation	- 38 -
Outstanding Option-Based Awards and Share Based Awards - Directors	- 39 -
Incentive Plan Awards - Value Vested or Earned During the Year - Directors	- 40 -

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS	- 40 -

INTERESTS OF INFORMED PERSONS IN MATERIAL TRANSACTIONS	- 40 -

INTERESTS OF CERTAIN PERSONS AND COMPANIES IN MATTERS TO BE ACTED UPON	- 41 -

CORPORATE GOVERNANCE DISCLOSURE	- 41 -
Board of Directors	- 41 -
Board Composition; Term of Office	- 42 -
Director Independence	- 42 -
Board and Committee Meetings Held for the Year Ended December 31, 2018	- 42 -
Attendance of Directors for the Year Ended December 31, 2018	- 43 -
Directorships	- 43 -
Orientation and Continuing Education	- 43 -
Ethical Business Conduct	- 43 -
Nomination of Directors	- 44 -

Corporate Governance and Nominating Committee	- 44 -
Compensation Committee	- 45 -
Audit Committee	- 45 -
Other Committees	- 45 -
Assessments	- 45 -
Director Tenure	- 46 -
Diversity	- 46 -

ADDITIONAL INFORMATION	- 46 -

DIRECTORS’ APPROVAL	- 47 -

Schedule A	1

Schedule B	1

2488 Dunwin Drive,
Mississauga, Ontario
L5L 1J9

MANAGEMENT INFORMATION CIRCULAR

Except where indicated otherwise, the following information is dated as at May 17, 2019 and all dollar amounts are in Canadian dollars.

SOLICITATION OF PROXIES

The information contained in this Management Information Circular (the “Circular”) is furnished in connection with the solicitation of proxies by the management of Trillium Therapeutics Inc. (the “Corporation”) for use at the Annual and Special Meeting (the “Meeting”) of the holders (the “Shareholders”) of our common shares (“Common Shares”), to be held on June 27, 2019 at 1:00 pm (Toronto time) at our offices at 2488 Dunwin Drive, Mississauga, Ontario L5L 1J9, and at all adjournments or postponements thereof, for the purposes set forth in the Notice of Annual and Special Meeting of Shareholders (the “Notice”).

The solicitation of proxies is being made by or on behalf of the management of the Corporation. It is expected that the solicitation of proxies will be primarily by mail, subject to the use of the Notice-and-Access Provisions (as defined below), but may be supplemented by telephone, facsimile or personal solicitation by our directors, officers, or other regular employees. The costs of solicitation will be borne by the Corporation. No additional compensation will be paid to directors, officers, or other regular employees for such services. None of the directors of the Corporation have informed management in writing that he or she intends to oppose any action intended to be taken by management at the Meeting.

Notice-and-Access

The Corporation has decided to use the notice-and-access model (“Notice-and-Access”), provided for under National Instrument 51-102 - Continuous Disclosure Obligations (“NI 51-102”) and National Instrument 54-101 - Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”) for the delivery of the Meeting materials to its Shareholders. Under Notice-and-Access, instead of receiving printed copies of the Circular, Shareholders will receive the Notice containing instructions on how to access such materials electronically. Together with the Notice, Shareholders will receive a proxy (in the case of registered Shareholders) or voting instruction form (in the case of non-registered Shareholders) (collectively, the “Printed Materials”), enabling them to vote at the Meeting. The Corporation has not adopted a stratification procedure whereunder printed copies of the Meeting materials are delivered to certain shareholders and not to others.

Notice-and-Access Provisions means provisions concerning the delivery of proxy-related materials in Section 9.1.1 of NI 51-102, in the case of registered Shareholders, and Section 2.7.1 of NI 54-101, in the case of non-registered or beneficial Shareholders, which would allow an issuer to make available an information circular forming part of proxy-related materials to shareholders via certain specified electronic means provided that the conditions of NI 51-102 and NI 54-101 are met.

The Notice-and-Access Provisions are a mechanism which allows reporting issuers other than investment funds to choose to deliver proxy-related materials to registered holders and beneficial owners of securities by posting such materials on the System for Electronic Document Analysis and Retrieval (“SEDAR”) and on a non-SEDAR website (usually the reporting issuer’s website and sometimes the registrar and transfer agent’s website), rather than delivering such materials by mail. The Notice-and-Access Provisions can be used to deliver materials for both special and general meetings. Registered and beneficial Shareholders will be entitled to request delivery of a paper copy of the information circular at the reporting issuer’s expense. Reporting issuers may still choose to continue to deliver such materials by mail.

The use of the Notice-and-Access Provisions reduces paper waste and mailing costs to the Corporation. In order for the Corporation to utilize the Notice-and-Access Provisions to deliver proxy-related materials by posting the Meeting materials electronically on SEDAR and on a website that is not SEDAR, the Corporation must send a notice at least 30 days before the date of the Meeting to Shareholders, including beneficial Shareholders, indicating that the proxy-related materials have been posted and explaining how a Shareholder can access them or obtain from the Corporation, a paper copy of those materials. The Meeting materials have been posted under the Corporation’s SEDAR directory at www.sedar.com and on the Corporation’s website at www.trilliumtherapeutics.com.

In order to use Notice-and-Access Provisions, a reporting issuer must set the record date for notice of the meeting to be on a date that is at least 40 days prior to the meeting in order to ensure there is sufficient time for the meeting materials to be posted on the applicable website and other materials to be delivered to shareholders. The requirements of that notice, which requires the Corporation to provide basic information about the Meeting and the matters to be voted on, to explain how a Shareholder can obtain a paper copy of the Circular and any related financial statements and management’s discussion and analysis, and to explain the Notice-and-Access Provisions process, have been built into the Notice forming part of the Printed Materials.

Copies of the Printed Materials are being sent by mail to those Shareholders entitled to receive notice of the Meeting. The Printed Materials will also be furnished to banks, securities dealers, and clearing agencies (“Intermediaries”) holding in their names our Common Shares, beneficially owned by others to forward to such beneficial owners. We are not sending Printed Materials directly to non-registered holders who are non-objecting beneficial owners of Common Shares, but will make delivery through such Intermediaries. We will pay for Intermediaries to deliver Printed Materials to non-registered holders who are objecting beneficial owners of Common Shares.

APPOINTMENT OF PROXY HOLDERS

Shareholders may vote at the Meeting in person or by proxy. The persons named in the form of proxy included in the Printed Materials are directors or executive officers of the Corporation. A Shareholder has the right to appoint a person other than the persons specified in such form of proxy (who need not be a Shareholder of the Corporation) to attend and act on behalf of the Shareholder at the Meeting. To exercise such right, the names and titles of the nominees of the Corporation must be crossed out and the name of the Shareholder’s appointee should be legibly printed in the blank space provided in the form of proxy included in the Printed Materials or the Shareholder may complete another appropriate form of proxy.

Those Shareholders who wish to be represented by proxy at the Meeting, must complete, date and sign the enclosed form of proxy or other appropriate form of proxy and, in either case, (i) deliver the completed proxy to Computershare Investor Services Inc., 100 University Avenue, 8th Floor, Toronto, ON M5J 2Y1, or (ii) vote using the Internet at www.investorvote.com, or (iii) vote using the Telephone at 1-866-732-VOTE(8683) from a touch tone telephone, no later than 48 hours (excluding Saturdays, Sundays and holidays) preceding the date and time of the Meeting, or any adjournment or postponement thereof.

REVOCABILITY OF PROXY

A Shareholder who has given a proxy may revoke it by depositing an instrument in writing executed by the Shareholder or by his attorney, authorized in writing, or if the Shareholder is a body corporate, under its corporate seal (if applicable) or by an officer or attorney thereof duly authorized, to Computershare Investor Services Inc., by delivery to 100 University Avenue, 8th Floor, Toronto, ON M5J 2Y1, any time up to 4:30 pm (Toronto time) on the business day immediately preceding the date of the Meeting, or any adjournment or postponement thereof, or (ii) with the chair of the Meeting on the day of the Meeting, or any adjournment or postponement thereof, prior to the time of voting and, upon either of such deposits, the earlier proxy shall be revoked.

VOTING OF SHARES REPRESENTED BY MANAGEMENT PROXIES

The directors or executive officers named in the enclosed form of proxy will vote or withhold from voting the Common Shares for which they are appointed proxy holders in accordance with the instructions of the Shareholder indicated on the form of proxy. In the absence of such instructions, the directors or executive officers named in the enclosed form of proxy intend to vote the Common Shares represented by the proxy IN FAVOUR of each motion put forth by management of the Corporation.

If a Shareholder appoints a person, other than the directors or executive officers named in the form of proxy included in the Printed Materials to represent such Shareholder at the Meeting, such person will vote the Common Shares for which they are appointed proxy holder in accordance with the instructions of the Shareholder indicated on the form of proxy. In the absence of such instructions, such person may vote the Common Shares for which they are appointed proxy holder at their discretion.

The form of proxy included with the Printed Materials confers discretionary authority upon the persons named therein with respect to amendments or variations of matters identified in the Notice, and with respect to any other matters, if any, which may properly come before the Meeting. At the time of printing of this Circular, management knows of no such amendments, variations or other matters to come before the Meeting. However, if any such amendments, variations or other matters which are not now known to management should properly come before the Meeting, the persons named in the form of proxy will vote on such other business in accordance with their best judgment.

VOTING SHARES AND THE PRINCIPAL HOLDERS THEREOF

The authorized share capital of the Corporation consists of an unlimited number of Common Shares, Class B shares, First Preferred Shares, Series I Non-Voting Convertible First Preferred Shares (the “Series I First Preferred Shares”) and Series II Non-Voting Convertible Preferred Shares (the “Series II First Preferred Shares”), in each case without nominal or par value.

As at May 17, 2019 (the “Record Date”), we have 26,288,831 Common Shares outstanding. Each Common Share carries one vote in respect of each matter to be voted upon at the Meeting. Only the holders of Common Shares of record at the close of business on the Record Date, will be entitled to notice of, and to attend and vote at, the Meeting.

A quorum for the transaction of business at any meeting of shareholders shall be two persons present in person, each being a shareholder entitled to vote at the meeting, or a duly appointed proxy or proxy holder for an absent shareholder so entitled, holding or representing in the aggregate not less than 33 1/3% of the issued and outstanding shares of the Corporation.

As at the date hereof, to the knowledge of our directors and executive officers, no person beneficially owns, directly or indirectly or exercises control or direction over more than 10% of our issued and outstanding Common Shares.

The First Preferred Shares shall be entitled to priority over the Common Shares and Class B shares and all other shares ranking junior to the First Preferred Shares with respect to the payment of dividends and the distribution of our assets in the event of our liquidation, dissolution or winding up or other distribution of our assets among our shareholders for the purpose of winding up our affairs.

The First Preferred Shares of each series rank on a parity with the First Preferred Shares of every other series with respect to priority in the payment of dividends and in the distribution of our assets in the event of our liquidation, dissolution or winding up or other distribution of our assets among our shareholders for the purpose of winding up our affairs.

During 2013, we created a new series of shares, our Series I First Preferred Shares. The holders of Series I First Preferred Shares are not entitled to vote at any meeting of our shareholders (except in limited circumstances provided for in the Business Corporations Act (Ontario) (the “OBCA”), and they are entitled to receive dividends as determined and declared at the discretion of our board of directors (the “Board”) equally on a one-for-one basis with the holders of shares of the other series of First Preferred Shares. Each issued and fully paid Series I First Preferred Share may at any time be converted, at the option of the holder, into 1/30th of one Common Share, subject to adjustment. In the event of a take-over bid, that is a “formal bid”, the offeror of such bid shall make an offer to acquire the same percentage of outstanding Series I First Preferred Shares as the percentage of Common Shares for which the bid is made, on the same terms and for the same amount and kind of consideration.

During 2015, we created a new series of shares, our Series II First Preferred Shares. The holders of Series II First Preferred Shares are not entitled to vote at any meeting of our shareholders (except in limited circumstances provided for in the OBCA), and they are entitled to receive dividends as determined and declared at the discretion of our Board equally on a one-for-one basis with the holders of shares of the other series of First Preferred Shares. Each issued and fully paid Series II First Preferred Share may at any time be converted, at the option of the holder, into one Common Share, subject to adjustment. In the event of a take-over bid, that is a “formal bid”, the offeror of such bid shall make an offer to acquire the same percentage of outstanding Series II First Preferred Shares as the percentage of Common Shares for which the bid is made, on the same terms and for the same amount and kind of consideration.

As at the Record Date, we have 17,171,541 Series I First Preferred Shares outstanding convertible into 572,384 Common Shares, 11,518,403 Series II First Preferred Shares outstanding convertible into 11,518,403 Common Shares, and no Class B shares and First Preferred Shares were issued and outstanding.

ADVICE TO BENEFICIAL HOLDERS OF SECURITIES

The information set forth in this section is provided to beneficial holders of our Common Shares who do not hold their Common Shares in their own name (“Beneficial Shareholders”). Beneficial Shareholders should note that only proxies deposited by Shareholders whose names appear on our records as the registered holders of Common Shares can be recognized and acted upon at the Meeting. If Common Shares are listed in an account statement provided to a Beneficial Shareholder by an Intermediary, then in almost all cases those Common Shares will not be registered in the Beneficial Shareholder’s name on our records. Such Common Shares will more likely be registered under the name of the Beneficial Shareholder’s Intermediary or an agent of that Intermediary. In Canada, the vast majority of such Common Shares are registered under the name of CDS & Co. (the registration name for CDS Clearing and Depository Services Inc., which acts as nominee for many Canadian brokerage firms). In the U.S., these Common Shares are registered under the name of Cede & Co. (the nominee of the Depository Trust Company (“DTC”), which processes transfers of stock certificates on behalf of the DTC). Common Shares held by Intermediaries or their nominees can only be voted upon the instructions of the Beneficial Shareholder. Without specific instructions, the Intermediaries or nominees are generally prohibited from voting Common Shares for their clients. We do not know for whose benefit the Common Shares registered in the name of CDS & Co. and Cede & Co. are held. Therefore, Beneficial Shareholders cannot be recognized at the Meeting for the purposes of voting the Common Shares in person or by way of proxy except as set forth below.

Applicable regulatory policy requires Intermediaries to seek voting instructions from Beneficial Shareholders in advance of shareholders’ meetings. Every Intermediary has its own mailing procedures and provides its own return instructions, which should be carefully followed by Beneficial Shareholders in order to ensure that their Common Shares are voted at the Meeting. Often, the form of proxy supplied to a Beneficial Shareholder by its Intermediary is identical to the form of proxy provided to registered Shareholders; however, its purpose is limited to instructing the Intermediary how to vote on behalf of the Beneficial Shareholder. The majority of Intermediaries now delegate responsibility for obtaining instructions from clients to Broadridge Investor Communication Solutions (Broadridge), in the United States and Canada. Broadridge typically applies a special sticker to proxy forms, mails those forms to the Beneficial Shareholders and requests the Beneficial Shareholders to return the proxy forms to Broadridge. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Common Shares to be represented at the Meeting. A Beneficial Shareholder receiving a proxy from Broadridge cannot use that proxy to vote Common Shares directly at the Meeting as the proxy must be returned as directed by Broadridge well in advance of the Meeting in order to have the Common Shares voted.

Although a Beneficial Shareholder may not be recognized directly at the Meeting for the purposes of voting Common Shares registered in the name of his or her Intermediary (or agent of the Intermediary), a Beneficial Shareholder may attend at the Meeting as proxyholder for the registered Shareholder and vote Common Shares in that capacity.

Beneficial Shareholders who wish to attend the Meeting and indirectly vote their Common Shares as proxyholder for the registered Shareholder should enter their own name in the blank space on the form of proxy provided to them and return the same to their Intermediary (or the Intermediary’s agent) in accordance with the instructions provided by such Intermediary (or agent), well in advance of the Meeting.

Beneficial Shareholders should contact their Intermediary through which they hold Common Shares and obtain instructions regarding the procedure for the revocation of any voting or proxyholder instructions previously provided to that Intermediary. Any revocation must be received by in the manner set out under the heading “Revocability of Proxy”.

IF YOU ARE A BENEFICIAL SHAREHOLDER AND WISH TO VOTE IN PERSON AT THE MEETING, PLEASE CONTACT YOUR INTERMEDIARY OR AGENT WELL IN ADVANCE OF THE MEETING TO DETERMINE HOW YOU CAN DO SO.

BUSINESS OF THE MEETING

At the Meeting, Shareholders will be asked:

1.	to receive the audited consolidated financial statements of the Corporation for the year ended December 31, 2018 (the “2018 Financial Statements”), together with the auditors’ report thereon;

2.	to elect directors of the Corporation for the ensuing year;

3.

to reappoint Ernst & Young, LLP, Chartered Professional Accountants, Licensed Public Accountants, as auditors of the Corporation for the ensuing year and to authorize the directors to fix the remuneration to be paid to the auditors;

4.

to consider, and if deemed advisable, to approve, with or without variation, a special resolution approving a potential consolidation of the Corporation’s issued and outstanding Common Shares on the basis of a ratio within a range of one post consolidation Common Share for every 5 to 30 outstanding pre-consolidation Common Shares, at such time following the date of the Meeting if and as may be determined by the Board in its sole discretion, as more particularly described in the Circular;

5.

to consider, and if deemed advisable, to approve, with or without variation, a special resolution approving the continuance of the Corporation as a British Columbia corporation to be governed by the provisions of the Business Corporations Act (British Columbia) (the “BCBCA”); and

6.	to transact such other business as may properly come before the Meeting or any adjournment or postponement thereof.

Audited Consolidated Financial Statements and Auditors’ Report

The 2018 Financial Statements and the auditors’ report thereon will be submitted at the Meeting. No vote will be taken regarding the 2018 Financial Statements.

Election of Directors

The articles of the Corporation provide that we have not less than three and not more than ten directors, with the actual number of directors holding office from time to time to be determined by the Board. Currently, the Board is comprised of seven members, seven of whom will be standing for re-election at the Meeting. Accordingly, seven directors are proposed to be elected at the Meeting. All directors so elected will, subject to our by-laws and to applicable laws, hold office until the close of the next annual meeting of Shareholders, or until their respective successors are elected or appointed.

All of the nominees are now members of the Board and have been since the dates indicated below. The term of each current director’s appointment will expire at the Meeting. At the Meeting, the nominees will be voted on individually and, in accordance with applicable Canadian and U.S. securities legislation, the voting results for each nominee will be publicly disclosed.

The Board has adopted a majority voting policy to the effect that if a director nominee in an uncontested election receives a greater number of votes “withheld” than votes “for”, he or she must immediately tender his or her resignation to the Board. The corporate governance and nominating committee will consider the director’s offer to resign and make a recommendation to the Board whether to accept it or not. The Board shall accept the resignation unless there are exceptional circumstances, and the resignation will be effective when accepted by the Board. The Board shall make its final determination within 90 days after the date of the applicable shareholder meeting and promptly announce that decision (including, if applicable, the exceptional circumstances for rejecting the resignation) in a news release. A director who tenders his or her resignation pursuant to the majority voting policy will not participate in any meeting of the Board or the corporate governance and nominating committee at which the resignation is considered. The majority voting policy does not apply to the election of directors at contested meetings; that is, where the number of directors nominated for election is greater than the number of seats available on the Board.

The persons designated in the enclosed form of proxy, unless instructed otherwise, intend to vote FOR the election of the following nominees. Management does not contemplate that any of the nominees will be unable to serve as a director, but if that should occur for any reason at or prior to the Meeting, the persons named in the enclosed form of proxy reserve the right to vote for another nominee in their discretion.

The following table sets forth for all persons proposed to be nominated for election as directors, the positions and offices with us now held by them, their present principal occupation and principal occupation for the preceding five years, if applicable, the periods during which they have served as our directors and the number of our Common Shares beneficially owned, directly or indirectly, by each of them, or over which they exercise control or direction as of the Record Date.

Name Present Office Held Province/State and Country of Residence	Principal Business Activities, Other Principal Directorships and Function	Director Since	Number of Common Shares
Luke Beshar Director(1)(3) New Jersey, USA

Mr. Beshar is an independent biotechnology consultant and financial expert. He was most recently the Executive/Senior Vice President and Chief Financial Officer of NPS Pharmaceuticals, Inc., a global biopharmaceutical company from November 2007 to February 2015. Mr. Beshar also sits on the boards of REGENXBIO Inc. and Artara Therapeutics Inc.

As an independent director, Mr. Beshar supervises our management and helps to ensure compliance with our corporate governance policies and standards.

		March 10, 2014	Nil
Robert Kirkman Director, Chair of the Board, Executive Chairman Washington, USA	Dr. Kirkman was appointed Executive Chairman of Trillium on April 29, 2019. Prior to such appointment, Dr. Kirkman was the President and Chief Executive Officer and director of Cascadian Therapeutics (formerly Oncothyreon Inc.), an oncology-focused biotechnology company from September 2006 to January 2016.	December 17, 2013	Nil

Name Present Office Held Province/State and Country of Residence	Principal Business Activities, Other Principal Directorships and Function	Director Since	Number of Common Shares
Michael Moore Director(2)(3) Surrey, UK	Dr. Moore was the Founder Chair of MISSION Therapeutics Ltd., where he still serves as a director, and was a director of PsiOxus Therapeutics, from which he retired in 2017. He was the Chair of Trillium Therapeutics Inc. (private) from 2004-2013. From 2003-2008, Dr. Moore was the Chief Executive Officer and director of Piramed Ltd., a UK-based oncology company acquired by Roche.

	As an independent director, Dr. Moore supervises our management and helps to ensure compliance with our corporate governance policies and standards.	April 9, 2013	Nil
Thomas Reynolds Director(1)(2) Washington, USA

Dr. Reynolds has been an independent biotechnology consultant since February 2013, and was Chief Medical Officer of Seattle Genetics, Inc., a biotechnology company focused on antibody-based therapies for the treatment of cancer from March 2007 to January 2013. Dr. Reynolds also sits on the board of MEI Pharma, Inc.

As an independent director, Dr. Reynolds supervises our management and helps to ensure compliance with our corporate governance policies and standards.

		March 10, 2014	Nil
Calvin Stiller Director(2) Ontario, Canada	Dr. Stiller is the Chair Emeritus of the Ontario Institute for Cancer Research, Director Emeritus of MaRS Discovery District, and Professor Emeritus at Western University. Dr. Stiller also sits on the boards of Revera Corporation and Smarter Alloys Inc. As an independent director, Dr. Stiller supervises our management and helps to ensure compliance with our corporate governance policies and standards.	July 18, 2011	40,000
Robert Uger Director, Interim President, Chief Scientific Officer Ontario, Canada

Dr. Uger is the Interim President and was appointed to the Board of Directors of Trillium on April 29, 2019 and was the Vice President, R&D of Trillium Therapeutics Inc. (private) since 2002. He then became Chief Scientific Officer of Trillium Therapeutics Inc.

As Chief Scientific Officer, Dr. Uger is responsible for overseeing the growth of the Trillium’s pipeline and guided several compounds from concept to the clinic. His expertise spans both innate and adaptive immunology, and he has overseen programs in the fields of immuno- oncology, autoimmunity and transplantation. As Interim President, Dr. Uger will assist in leading Trillium and will continue in this role until the appointment of the new CEO.

		April 29, 2019	Nil
Helen Tayton-Martin Director(1)(3) Berkshire, UK	Dr. Tayton-Martin has been the Chief Business Officer at Adaptimmune Therapeutics since March 2017, a biotechnology company focused on cancer immunotherapy and a leader in T-cell therapy. Dr. Tayton-Martin co-founded Adaptimmune from the former company, Avidex Limited, and served as its Chief Operating Officer from 2008 to March 2017.

	As an independent director, Dr. Tayton-Martin supervises our management and helps to ensure compliance with our corporate governance policies and standards.	October 1, 2017	Nil

Notes:

(1)	Member of our audit committee.
(2)	Member of our corporate governance and nominating committee.
(3)	Member of our compensation committee.

Corporate Cease Trade Orders or Bankruptcies

To the knowledge of the Corporation, no proposed director is, or within the ten years prior to the date hereof has been, a director, Chief Executive Officer (the “CEO”) or Chief Financial Officer (the “CFO”) of any company (including the Corporation) that was subject to (a) a cease trade order; (b) an order similar to a cease trade order; or (c) an order that denied the company access to any exemption under securities legislation, that was in effect for a period of more than thirty consecutive days, and issued while that person was acting in such capacity or issued thereafter but resulting from an event that occurred while that person was acting in such capacity.

To the knowledge of the Corporation, no proposed director is, or within the ten years prior to the date hereof has been, a director or executive officer of any company (including the Corporation) that, while that person was acting in that capacity or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

Penalties or Sanctions and Personal Bankruptcies

To the knowledge of the Corporation, no proposed director has been subject to (a) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority, or (b) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable security holder in deciding whether to vote for a proposed director.

To the knowledge of the Corporation, no proposed director has, within the ten years prior to the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement, or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold his or her assets.

Indemnification

No indemnification under section 136 of the OBCA was paid or became payable in 2018.

Appointment and Remuneration of the Auditors

Ernst & Young LLP, Chartered Professional Accountants, Licensed Public Accountants, have been our auditors since August 25, 2004. The Board has proposed that Ernst & Young LLP be reappointed as our independent auditors for the year ending December 31, 2019 and that the Board be authorized to fix the auditors’ remuneration.

Unless otherwise directed, the persons named in the form of proxy forming part of the Printed Materials intend to vote at the Meeting IN FAVOUR of the reappointment of Ernst & Young LLP as the Corporation’s auditors and the authorization of the Board to fix the auditors’ remuneration.

Approval of the Common Share Consolidation

At the Meeting, Shareholders will be asked to consider, and if deemed advisable, approve, a special resolution (the “Share Consolidation Resolution”) authorizing an amendment to the Corporation’s articles to consolidate the issued and outstanding Common Shares on a ratio within a range of one post-consolidation Common Share for every 5 to 30 outstanding pre-consolidation Common Shares (the “Share Consolidation”), with the final ratio to be determined by the Board in its sole discretion.

If the Share Consolidation Resolution is approved, the Share Consolidation would only be implemented, if at all, upon a determination by the Board that it is in the best interests of the Corporation and its Shareholders, at that time. The Board’s selection of the specific ratio will be based primarily on the price of the Common Shares at the given time and the expected stability of that price.

Reasons for the Share Consolidation

The continued listing requirements of the NASDAQ Capital Market (“NASDAQ”) (on which the Common Shares are currently listed and posted for trading in the United States) include that the Common Shares must maintain a bid price of at least US$1.00 per share. On April 11, 2019, the Corporation announced that it had received a letter from the NASDAQ indicating that the minimum closing bid price was below US$1.00 per share for 30 consecutive trading days. Therefore, it was not in compliance with NASDAQ Listing Rule 5550(a)(2). The NASDAQ letter requires the Corporation to regain compliance by October 2, 2019. To regain compliance, the closing bid price of the Common Shares must be at least US$1.00 for at least 10 consecutive trading days by this date. If the Corporation chooses to implement a Share Consolidation, it must do so no later than 10 business days prior to October 2, 2019 (subject to extension under certain circumstances).

The Board believes that it is in the best interests of the Corporation and the Shareholders to consider reducing the number of outstanding Common Shares by way of the Share Consolidation, because it is an opportunity to prevent a delisting of the Common Shares from the NASDAQ on the basis of its bid price.

The Board believes that Shareholder approval of a range of potential consolidation ratios (rather than a single consolidation ratio) provides the Board with flexibility to achieve the desired results of the Share Consolidation, being an increase in the trading price of the Common Shares so as to maintain the minimum listing price of the Common Shares on the NASDAQ.

There can be no assurances whatsoever that any increase in the market price per Common Share will result from the proposed Share Consolidation.

The Share Consolidation

If the proposed Share Consolidation is implemented, the number of Common Shares issued and outstanding will be reduced from approximately 26,288,831 Common Shares (as of the Record Date) to approximately 5,257,766 Common Shares (in the event of a 5 to 1 consolidation) and to approximately 876,294 Common Shares (in the event of a 30 to 1 consolidation), assuming no other changes to the issued capital and depending on the ratio selected by the Board. The number of Series I First Preferred Shares, Series II First Preferred Shares, options, and warrants (collectively, the “Convertible Securities”) which are convertible or exercisable into or for Common Shares will not change but the conversion ratio of such Convertible Securities will change to reflect the Share Consolidation ratio. The cash-settled DSUs (as defined below) will be appropriately adjusted by the Board to reflect the Share Consolidation ratio. No further action by the holders of Convertible Securities or DSUs will be required to give effect to these adjustments.

No fractional Common Shares will be issued in connection with the Share Consolidation, and no cash consideration will be paid, if, as a result of the Share Consolidation, a Shareholder would otherwise become entitled to a fractional Common Share. After the Share Consolidation, the then current Shareholders will have no further interest in the Corporation with respect to any fractional Common Shares. This is not, however, the purpose for which the Corporation is effecting the Share Consolidation.

The Share Consolidation is subject to regulatory approval, including approval of the TSX and the NASDAQ. As a condition to the approval of a consolidation of shares listed for trading on the TSX, the TSX requires, among other things, that the Corporation must meet, post-consolidation, the continued listing requirements contained in Part VII of the TSX Company Manual. Specifically, the Corporation’s securities may be delisted if: (a) the market value of listed issued securities is less than $3,000,000 over any period of 30 consecutive trading days; (b) the market value of the Corporation’s freely-tradable, publicly held securities is less than $2,000,000 over any period of 30 consecutive trading days; (c) the number of freely-tradable, publicly held securities is less than 500,000; or (d) the number of public security holders, each holding a board lot or more, is less than 150.

If the Share Consolidation Resolution is approved, the Board will determine when and if the articles of amendment giving effect to the Share Consolidation will be filed, and shall determine the Share Consolidation ratio. No further action on the part of Shareholders would be required for the Board to implement the Share Consolidation.

Notwithstanding approval of the proposed Share Consolidation by Shareholders, the Board, in its sole discretion, may delay implementation of the Share Consolidation or revoke the Share Consolidation Resolution and abandon the Share Consolidation without further approval or action by or prior notice to Shareholders.

If the Board does not implement the Share Consolidation prior to the next annual meeting of Shareholders, the authority granted by the special resolution to implement the Share Consolidation on these terms will lapse and be of no further force or effect.

Share Certificates

If the proposed Share Consolidation is approved by the Shareholders and all regulatory requirements are complied with, including the Corporation obtaining approval of the TSX and the NASDAQ, and implemented by the Board no later than one year from the date of approval of the Share Consolidation by the Shareholders, following the announcement by the Corporation of the effective date of the Share Consolidation, registered Shareholders will be sent a transmittal letter by the Corporation’s transfer agent, Computershare Investor Services Inc., containing instructions on how to exchange their share certificates representing pre-consolidation Common Shares for new share certificates representing post-consolidation Common Shares. Until surrendered, each Common Share certificate representing pre-consolidation Common Shares will be deemed for all purposes to represent the number of whole post-consolidation Common Shares to which the holder is entitled as a result of the Share Consolidation. Shareholders should not destroy any Common Share certificate(s) and should not submit any such certificates until requested to do so. No new Common Share certificates will be issued until the Shareholder has surrendered the corresponding “old” Common Share certificate, together with a properly completed and executed letter of transmittal, to the transfer agent. Therefore, following the Share Consolidation, Shareholders will need to surrender their old Common Share certificates before they will be able to sell or transfer their Common Shares. New Common Share certificates will be issued with the same restrictive legends, if applicable, as on the old Common Share certificates.

Beneficial Shareholders holding their Common Shares through an Intermediary should note that their Intermediary may have different procedures for processing the Share Consolidation than those that will be put in place by the Corporation for the registered Shareholders. If you hold your Common Shares through an Intermediary and if you have any questions in this regard, you are encouraged to contact your nominee.

Risk Factors Associated with the Share Consolidation

Decline in Market Capitalization

There are numerous factors and contingencies that could affect the prices of pre-consolidation Common Shares and the post-consolidation Common Shares, including the Corporation’s reported financial results in future periods, and general economic, geopolitical, stock market and industry conditions. Accordingly, the market price of the post-consolidation Common Shares may not be sustainable at the direct arithmetic result of the Share Consolidation, and may be lower. If the market price of the post-consolidation Common Shares is lower than it was before the Share Consolidation on an arithmetic equivalent basis, the Corporation’s total market capitalization (the aggregate value of all Common Shares at the then market price) after the Share Consolidation may be lower than before the Share Consolidation.

Potential for Adverse Effect on the Liquidity of the Common Shares

If the Share Consolidation is implemented and the market price of the post-consolidation Common Shares declines, the percentage decline may be greater than would occur in the absence of the Share Consolidation. The market price of the post-consolidation Common Shares will, however, also be based on the Corporation’s performance and other factors, which are unrelated to the number of Common Shares outstanding. Furthermore, the liquidity of the post-consolidation Common Shares could be adversely affected by the reduced number of consolidated Common Shares that would be outstanding after the Share Consolidation. The Share Consolidation may result in some Shareholders owning “odd lots” of less than 100 Common Shares which may be more difficult for such Shareholders to sell or may require greater transaction costs per Common Share to sell.

No Fractional Shares to be Issued

No fractional consolidated Common Shares will be issued in connection with the Share Consolidation, and no cash consideration will be paid, if, as a result of the Share Consolidation, a shareholder would otherwise become entitled to a fractional Common Share.

Effects of the Share Consolidation on the Common Shares

The Share Consolidation ratio will be the same for all Common Shares, except for any variances attributable to not issuing fractional shares, the change in the number of issued and outstanding Common Shares that will result from the Share Consolidation will cause no change in the capital attributable to the Common Shares and will not materially affect any Shareholder’s percentage ownership in the Corporation, even though such ownership will be represented by a smaller number of consolidated Common Shares.

The Share Consolidation will not materially affect any Shareholder’s proportionate voting rights. Each consolidated Common Share outstanding after the Share Consolidation will have the same rights and privileges as the existing Common Shares.

The implementation of the Share Consolidation would not affect the total Shareholders’ equity of the Corporation or any components of Shareholders’ equity as reflected on the Corporation’s financial statements except to change the number of issued and outstanding Common Shares to reflect the Share Consolidation. As the Corporation currently has an unlimited number of Common Shares authorized for issuance, the Share Consolidation will not have any effect on the number of Common Shares available for future issuance.

Procedure for Implementing the Share Consolidation

If the Share Consolidation Resolution is approved by the Shareholders and the Board decides to implement the Share Consolidation, the Corporation will file articles of amendment with the Director under the OBCA in the form prescribed by the OBCA to amend the Corporation’s articles. The Share Consolidation will become effective as specified in the articles of amendment and the certificate of amendment issued by the Director under the OBCA.

No Dissent Rights

Under the OBCA, Shareholders do not have dissent and appraisal rights with respect to the proposed Share Consolidation.

SHAREHOLDERS SHOULD CONSULT THEIR TAX ADVISORS REGARDING THE TAX CONSEQUENCES OF THE SHARE CONSOLIDATION TO THEM, INCLUDING THE EFFECTS OF U.S. FEDERAL, STATE AND LOCAL, FOREIGN AND OTHER TAX LAWS.

CIRCULAR 230 WARNING: NOTHING HEREIN MAY BE USED BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY PENALTIES THAT MAY BE IMPOSED UNDER THE INTERNAL REVENUE CODE OF 1986, AS AMENDED. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER’S PARTICULAR CIRCUMSTANCE FROM AN INDEPENDENT TAX ADVISOR.

Share Consolidation Resolution

Shareholders will be asked to consider and, if thought advisable, to authorize and approve, with or without variation, the Share Consolidation Resolution. Pursuant to the provisions of the OBCA, to be effective, the Share Consolidation Resolution must be approved by 66⅔% of the votes cast in respect thereof by Shareholders present in person or by proxy at the Meeting.

The following is the text of the Share Consolidation Resolution which will be put forward for approval by the Shareholders at the Meeting:

BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

(a)

the Articles of the Corporation shall be amended to consolidate all of the issued and outstanding common shares of the Corporation (the “Common Shares”) within a range of ratios from one post- consolidation Common Share for every 5 pre-consolidation Common Shares to one post-consolidation Common Share for every 30 pre-consolidation Common Shares , with such ratio to be determined by the Board of Directors (the “Board”) in its sole discretion and such amendment to become effective at a date in the future to be determined by the Board. In the event that consolidation of the Common Shares would otherwise result in a holder of Common Shares holding a fraction of a Common Share, such holder shall not receive any whole new Common Shares or any cash consideration for each such fraction;

(b)

the Board is hereby authorized to revoke, without further approval of the Shareholders, this special resolution at any time prior to the completion thereof, notwithstanding the approval by the Shareholders of same, if determined, in the Board’s sole discretion to be in the best interests of the Corporation; and

(c)

any one of the directors or officers of the Corporation is hereby authorized, to execute or cause to be executed, under seal of the Corporation or otherwise, and to deliver or to cause to be delivered, all such documents, agreements and instruments, and to do or cause to be done all such other acts and things, as such person determines to be necessary or desirable to carry out the intent of the foregoing resolutions and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or the doing of any such act or thing

Unless otherwise directed, the persons named in the enclosed form of proxy intend to vote at the Meeting IN FAVOUR of the Share Consolidation Resolution.

Recommendation of the Board

The Board believes that the proposed Share Consolidation Resolution is in the best interests of the Corporation and its Shareholders and unanimously recommends that Shareholders vote IN FAVOUR of the Share Consolidation Resolution.

Approval of the Continuance into British Columbia

The Corporation currently exists under the laws of the Province of Ontario and is governed by the OBCA. At the Meeting, Shareholders will be asked to consider, and if deemed advisable, approve, with or without variation, a special resolution (the “Continuance Resolution”) approving the continuance of the Corporation as a British Columbia corporation under the BCBCA (the “Continuance”). If the Continuance Resolution is approved, the Continuance would only be implemented, if at all, upon a determination by the Board that it is in the best interests of the Corporation and its Shareholders, at that time.

Purpose of the Continuance

The Corporation believes it is appropriate at this time to continue to British Columbia, which has a corporate statute that provides additional flexibility in corporate administrative matters and corporate structure generally, including with respect to the composition of the Board. In particular, a British Columbia corporation does not need to have at least 25% of its directors be ordinarily resident in Canada, and therefore the Corporation will have greater flexibility to attract the most qualified and experienced directors from a global talent pool who can contribute to the growth and development of the Corporation. In addition the BCBCA provides increased flexibility with respect to capital management, resulting from more flexible rules relating to dividends, share purchases and redemptions and accounting for capital. In addition, the harmonization of the BCBCA with other applicable securities laws will reduce the Corporation’s regulatory burden as compared to other Canadian jurisdictions.

Management of the Corporation is of the view that the BCBCA is consistent with corporate legislation in other Canadian jurisdictions and will provide shareholders of the Corporation with substantially the same rights as those that are available under the OBCA. The change of the Corporation’s corporate jurisdiction will not result in any material change to its business and will not have any effect on the relative equity or voting interests of the shareholders of the Corporation.

Continuance Process

In order to effect the Continuance, the following steps must be taken:

i.	the Continuance Resolution must be approved by at least 66 2/3% of the votes cast in respect thereof by Shareholders present in person or by proxy at the Meeting;

ii.

the Corporation must make a written application to the Director under the OBCA for consent to continue as a British Columbia corporation under the BCBCA, such written application to include the written consent of the Ontario Ministry of Finance and the Ontario Securities Commission for the continuance;

iii.

once the Continuance Resolution is passed, and the Corporation has obtained consent from the Director under the OBCA, the Corporation must file a continuance application which shall include, the consent of the Director under the OBCA and the prescribed documents required to be filed pursuant to the BCBCA, with the British Columbia Registrar of Companies (the “BC Registrar”) to obtain a Certificate of Continuance;

iv.	If approved, the Corporation will become a company registered under the laws of the Province of British Columbia on the date shown on the Certificate of Continuance issued by the BC Registrar; and

v.	The Corporation must file a copy of the Certificate of Continuance issued by the BC Registrar with the Director under the OBCA to confirm that the Continuance has been completed.

Pursuant to the OBCA, the Corporation is deemed to cease to be a corporation within the meaning of the OBCA on and after the date on which it is deemed to be continued under the laws of BCBCA pursuant to the issuance of the Certificate of Continuance.

Effect of the Continuance

As of the date the BC Registrar issues the Certificate of Continuance for the Corporation, the OBCA will cease to apply to the Corporation and the Corporation will become subject to the BCBCA.

The Continuance will not create a new legal entity, affect the continuity of the Corporation or result in a change of its business or assets. The persons elected as directors by the Shareholders at the Meeting will continue to constitute the Board upon the Continuance becoming effective.

The Continuance will not affect the Corporation’s status as a listed company on the TSX or the NASDAQ.

By operation of law, as of the effective date of the Continuance: (i) the BCBCA will apply to the Corporation to the same extent as if it had been incorporated under the BCBCA; (ii) the property of the Corporation prior to the Continuance continues to be the property of the Corporation; (iii) the Corporation continues to be liable for its obligations prior to the Continuance; (iv) an existing cause of action, claim or liability to prosecution is unaffected; (v) a civil, criminal or administrative action or proceeding pending by or against the Corporation prior to the Continuance may continue to be prosecuted by or against the Corporation; and (vi) a conviction against, or ruling, order or judgment in favour of or against, the Corporation prior to the Continuance may be enforced by or against the Corporation.

Articles following the Continuance

As of the effective date of the Continuance, the Corporation’s current constating documents will be replaced with a notice of articles and articles under the BCBCA. The articles to be adopted in connection with the Continuance will be substantially similar to the Corporation’s current constating documents but for such changes that are required to be made in accordance with the BCBCA. The omission of certain provisions of the current by-laws of the Corporation from the articles to be adopted in connection with the Continuance will not materially affect the substantive rights of shareholders of the Corporation, except as a result of differences in the BCBCA and the OBCA as may be applicable. A copy of the proposed articles is attached as Schedule B to this Circular.

Certain Corporate Differences between the OBCA and BCBCA

The BCBCA provides shareholders with substantially the same rights as are available to shareholders under the OBCA, including approval rights over fundamental changes, rights of dissent and appraisal and rights to bring derivative actions and oppression actions; however, there are certain differences between the two statutes and the regulations made thereunder, which may be relevant to Shareholders.

The following is a summary of certain differences between the BCBCA and the OBCA, but it is not intended to be a comprehensive review of the two statutes. Reference should be made to the full text of both statutes and the regulations thereunder for particulars of any differences between them, and Shareholders should consult their legal or other professional advisors with regard to all of the implications of the Continuance which may be of importance to them.

Charter Documents

Under the OBCA, a corporation’s charter documents consist of (i) “articles of incorporation,” which set forth, among other things, the name of the corporation, the amount and type of authorized capital and the terms (including any special rights and restrictions) attaching thereto, and the minimum and maximum number of directors of the corporation; and (ii) the “by-laws,” which govern the management of the corporation’s affairs. The articles are filed with the Director under the OBCA and the by-laws are filed with the corporation’s registered office, or at another location designated by the corporation’s directors.

Under the BCBCA, a corporation’s charter documents consist of (i) a “notice of articles,” which sets forth, among other things, the name of the corporation, the amount and type of authorized capital and whether any special rights and restrictions are attached to each class or series thereof, and certain information about the directors of the corporation; and (ii) the “articles” which govern the management of the corporation’s affairs and set forth the special rights and restrictions attached to each authorized class or series of shares. The notice of articles is filed with the BC Registrar, while articles are filed only with the corporation’s records office.

Sale of Business or Assets

Under the OBCA a sale, lease or exchange of all or substantially all the property of a corporation other than in the ordinary course of business requires a special resolution passed by two-thirds of votes cast by shareholders at a meeting called to approve such transaction. If such a transaction would affect a particular class or series of shares of the corporation in a manner different from the shares of another class or series of the corporation entitled to vote on such transaction, the holders of such first mentioned class or series of shares, whether or not they are otherwise entitled to vote, are entitled to vote separately as a class or series.

The BCBCA requires the sale, lease or other disposition of all or substantially all of a corporation’s undertaking, other than in the ordinary course of its business, to be authorized by special resolution, being a resolution passed by shareholders where the majority of the votes cast by shareholders entitled to vote on the resolution constitutes a special majority (i.e., two-thirds of the votes cast, unless a greater majority of up to three-quarters is required by the articles). The BCBCA contains a number of exceptions that are not included in the OBCA, such as with respect to dispositions by way of security interests, certain kinds of leases and dispositions to related corporations or entities.

Amendments to the Charter Documents

Any substantive change to the articles of a corporation under the OBCA, such as alteration of the restrictions, if any, on the business that may be carried on by the corporation, a change in the name of the corporation or an increase or reduction of the authorized capital of the corporation requires a special resolution passed by not less than two-thirds of the votes cast by shareholders at a meeting called to approve such change. Other fundamental changes such as an alteration of special rights and restrictions attached to the issued shares or a proposed amalgamation or continuation of a corporation out of the jurisdiction also require a special resolution passed by not less than two-thirds of the votes cast by the holders of shares of each class entitled to vote at a general meeting of the corporation. The holders of shares of a class or of a series are, in certain situations and unless the articles provide otherwise, entitled to vote separately as a class or series upon a proposal to amend the articles.

Pursuant to the BCBCA, fundamental changes generally require a resolution passed by a special majority of the votes cast by shareholders entitled to vote on the resolution (i.e., two-thirds of the votes cast, unless a greater majority of up to three-quarters is required by the articles), unless the BCBCA or the articles require a different type of resolution to make such change. Accordingly, certain alterations to a BCBCA corporation, such as a name change or certain changes in its authorized share structure, can be approved by a different type of resolution where specified in the articles, subject always to the requirement that a right or special right attached to issued shares must not be prejudiced or interfered with under the BCBCA or under the notice of articles or articles unless the shareholders holding shares of the class or series of shares to which such right or special right is attached consent by a special separate resolution of those shareholders.

Rights of Dissent and Appraisal

The OBCA provides that registered shareholders who dissent to certain actions being taken by a corporation may exercise a right of dissent and require the corporation to purchase the shares held by such shareholder at the fair value of such shares. The dissent right is applicable where the corporation proposes to: (i) amend its articles under Section 168 of the OBCA to add, change or remove restrictions on the issue, transfer or ownership of shares of a class or a series of shares of a corporation; (ii) amend its articles under Section 168 of the OBCA to add, change or remove any restriction on the business or businesses that the corporation may carry on or upon the powers that the corporation may exercise; (iii) amalgamate with another corporation under Section 175 or 176 of the OBCA; (iv) be continued under the laws of another jurisdiction under Section 181 of the OBCA; or (v) sell, lease or exchange all or substantially all of its property under Subsection 184(3) of the OBCA.

The BCBCA contains a similar dissent remedy, although the triggering events and procedure for exercising this remedy are slightly different from those contained in the OBCA. Pursuant to the BCBCA, the dissent right is also available with respect to a resolution to approve an arrangement, if the terms of the arrangement permit dissent, any other resolution if dissent is authorized by the resolution, and with respect to any court order that permits dissent, but is not available with respect to an alteration to the articles to add, change or remove restrictions on the issue, transfer or ownership of shares. In addition, under the BCBCA, such dissent must be exercised with respect to all of the shares to which the dissenting shareholder is the registered and beneficial owner (and cause the registered owner of any such shares beneficially owned by the dissenting shareholder to dissent with respect to all such shares).

Oppression Remedies

Pursuant to the OBCA, a registered holder, beneficial holder or former registered holder or beneficial holder of a security of a corporation or its affiliates, a director, former director, officer or former officer of a corporation or any of its affiliates, or any other person who, in the discretion of a court, is a proper person to seek an oppression remedy (each, a complainant), and in the case of an offering corporation, the Ontario Securities Commission, may apply to a court for an order to rectify the matters complained of where, in respect of a corporation or any of its affiliates:

  any act or omission of a corporation or its affiliates effects or threatens to effect a result;

  the business or affairs of the corporation or any of its affiliates are, have been or are threatened to be carried on or conducted in a manner; or

  the powers of the directors of the corporation or any of its affiliates are, have been or are threatened to be exercised in a manner,

that is oppressive or unfairly prejudicial to, or that unfairly disregards the interests of any security holder, creditor, director or officer of the corporation. On such an application, the court may make such order as it sees fit, including but not limited to, an order restraining the conduct complained of.

The BCBCA contains a similar oppression remedy. The remedy under the BCBCA is not expressly available for “unfairly disregarding the interests” of the shareholder. Also, in British Columbia, the oppression remedy is only available to shareholders (although in connection with an oppression action, the term “shareholder” includes beneficial shareholders and any other person whom a court considers to be an appropriate person to make such an application). Under the OBCA, the complainant can complain not only about acts of the corporation and its directors but also acts of an affiliate of the corporation and the affiliate’s directors, whereas under the BCBCA, the shareholder can complain only of oppressive conduct of the corporation or its directors. Pursuant to the BCBCA the applicant must bring the application in a timely manner, which is not required under the OBCA, and the court may make an order in respect of the complaint if it is satisfied that the application was brought by the shareholder in a timely manner. As with the OBCA, under the BCBCA the court may make such order as it sees fit, including an order to prohibit any act proposed by the corporation. Pursuant to the OBCA, a corporation is prohibited from making a payment to a successful applicant in an oppression claim if there are reasonable grounds for believing that (i) the corporation is, or after the payment, would be unable to pay its liabilities as they become due, or (ii) the realization value of the corporation’s assets would thereby be less than the aggregate of its liabilities. Under the BCBCA, if there are reasonable grounds for believing that the corporation is, or after a payment to a successful applicant in an oppression claim would be, unable to pay its debts as they become due in the ordinary course of business, the corporation must make as much of the payment as possible and pay the balance when the corporation is able to do so.

Shareholder Derivative Actions

Under the OBCA, a complainant may, with judicial leave, bring an action in the name and on behalf of the corporation or any of its subsidiaries or intervene in an action to which a corporation or any of its subsidiaries is a party, for the purpose of prosecuting, defending or discontinuing the action on behalf of the corporation or subsidiary.

Similar rights to bring a derivative action are contained in the BCBCA, but these rights extend only to shareholders (although in connection with a derivative action, the term “shareholder” includes beneficial shareholders and any other person whom the court considers to be an appropriate person to make such an application) and directors.

Shareholder Proposals

Both the OBCA and the BCBCA contain provisions with respect to shareholder proposals.

Under the OBCA, a shareholder entitled to vote at a meeting of shareholders may (i) submit to the corporation notice of a proposal and (ii) discuss at the meeting any matter in respect of which such shareholder would have been entitled to submit a proposal. A corporation that solicits proxies shall send the proposal in the information circular or attach the proposal to the circular. If requested by the shareholder, management must also enclose with the information circular a statement by the shareholder in support of the proposal provided such statement meets certain criteria. In addition, a proposal may include nominations for the election of directors if the proposal is signed by one or more holders of shares representing in the aggregate not less than 5% of the shares or 5% of the shares of a class or series of shares of the corporation entitled to vote at the meeting to which the proposal is to be presented. Management is not required to send the proposal or supporting statement with the management information circular where:

  notice of the proposal is submitted (i) less than 60 days before the anniversary date of the previous annual meeting, if the matter is proposed to be raised at an annual meeting, or (ii) less than 60 days before a meeting other than the annual meeting, if the matter is proposed to be raised at a meeting other than the annual meeting;

  it clearly appears that the primary purpose of the proposal is to enforce a personal claim or redress a personal grievance against the corporation or its directors, officers or security holders;

  it clearly appears that the proposal does not relate in a significant way to the business or affairs of the corporation;

  within two years before the receipt by the corporation of a person’s notice of proposal, the person failed to present, in person or by proxy, at a meeting of the corporation’s shareholders, a proposal which had been submitted by the person and had been included in a management information circular or a notice of meeting relating to that shareholders’ meeting; or

  substantially the same proposal was submitted to shareholders in a management information circular, dissident’s information circular, or notice of a meeting relating to a previous meeting of shareholders, and the previous meeting was held within five years before the receipt by the corporation of the person’s current notice of proposal, and at that previous meeting, the proposal did not receive the requisite support.

Pursuant to the BCBCA, a proposal may only be submitted by qualified shareholders, which means an owner (whether registered or beneficial) of shares that carry the right to vote at a general meeting who has been such a shareholder for an uninterrupted period of at least two years before the date of signing the proposal, provided that such shareholder has not, within two years before the date of the signing of the proposal, failed to present, in person or by proxy, at any annual general meeting, an earlier proposal submitted by such shareholder in respect of which the corporation complied with its obligations under the BCBCA.

The proposal must meet certain criteria and must be supported by qualified shareholders who, together with the submitter, are registered or beneficial owners of shares that, in the aggregate, constitute at least 1% of the issued shares of the corporation that carry the right to vote at general meetings, or that have a fair market value in excess of $2,000.

A corporation that receives such a proposal must send the text of the proposal, the names and mailing addresses of the submitter and supporting shareholders, and the text of any supporting statement accompanying the proposal to all of the persons who are entitled to notice of the annual general meeting in relation to which the proposal is made. Such information must be sent in, or within the time for sending of, the notice of the applicable annual general meeting, or in the corporation’s information circular, if any, sent in respect of the applicable annual general meeting. If the submitter is a qualified shareholder at the time of the annual general meeting to which its proposal relates, the corporation must allow the submitter to present the proposal, in person or by proxy, at such meeting. If two or more proposals received by the corporation in relation to the same annual general meeting are substantially the same, the corporation needs to comply only with such requirements in relation to the first proposal received and not any others. The corporation may also refuse to process a proposal in certain other circumstances, which are similar to those exceptions provided under the OBCA, but under the BCBCA, a corporation may also refuse to process a proposal that deals with matters beyond the corporation’s power to implement.

Requisition of Meeting

The OBCA permits the holders of not less than 5% of the issued shares that carry the right to vote at a meeting to require the directors to call a meeting of shareholders of a corporation for the purposes stated in the requisition. If the directors do not call a meeting within 21 days of receiving the requisition, any shareholder who signed the requisition may call the meeting.

The BCBCA provides that one or more shareholders of a corporation holding not less than 5% of the issued voting shares of the corporation may give notice to the directors requiring them to call and hold a general meeting within four months.

Form of Proxy and Information Circular

The OBCA requires an offering corporation, currently with or prior to sending notice of a meeting of shareholders, to send a form of proxy to each shareholder who is entitled to receive notice of the meeting, and to provide a management information circular containing prescribed information regarding the matters to be dealt with at, and the conduct of, the meeting.

The BCBCA does not contain provisions that require the mandatory solicitation of proxies and delivery of a management information circular as these matters are governed by applicable securities laws.

Place of Meetings

The OBCA requires all meetings of shareholders, subject to the articles and any unanimous shareholder agreement, to be held at the place within or outside Ontario as determined by the directors or, in the absence of such a determination, at the place where the registered office of the corporation is located.

The BCBCA provides that meetings of shareholders must be held in British Columbia, unless (i) the articles provide for a location outside British Columbia, or the articles do not restrict the corporation from approving a location outside British Columbia and the location is approved by the resolution required by the articles for that purpose (or if no resolution is required for that purpose by the articles, by an ordinary resolution), or (ii) the location is approved in writing by the BC Registrar before the meeting is held. The proposed articles contemplate that shareholder meetings can be held within or outside of British Columbia.

Directors’ Residency Requirements

The OBCA requires that at least 25% of directors be resident Canadians, unless the corporation has less than four directors, in which case at least one director must be a resident Canadian.

The BCBCA provides that a public corporation must have at least three directors but does not have any residency requirements for directors.

Removal of Directors

The OBCA provides that the shareholders of a corporation may by ordinary resolution at an annual or special meeting remove any director or directors from office. An ordinary resolution under the OBCA requires the resolution to be passed, with or without amendment, at the meeting by at least a majority of the votes cast. The OBCA further provides that where the holders of any class or series of shares of a corporation have an exclusive right to elect one or more directors, a director so elected may only be removed by an ordinary resolution at a meeting of the shareholders of that class or series.

The BCBCA provides that the shareholders of a corporation may remove one or more directors by a special resolution or, if the articles provide that a director may be removed by a resolution of the shareholders entitled to vote at general meetings passed by less than a special majority or may be removed by some other method, by the resolution or method specified in the articles. If holders of a class or series of shares have the exclusive right to elect or appoint one or more directors, a director so elected or appointed may only be removed by a special separate resolution of the shareholders of that class or series or, if the articles provide that such a director may be removed by a separate resolution of those shareholders passed by a majority of votes that is less than the majority of votes required to pass a special separate resolution or may be removed by some other method, by the resolution or method specified in the articles.

Appointment of Directors between Meetings

Pursuant to the OBCA, a quorum of directors may generally fill a vacancy among directors, except a vacancy resulting from (i) an increase in the number of directors or (ii) a failure to elect the number of directors required to be elected at any meeting of shareholders. Notwithstanding the foregoing, where a special resolution of shareholders has been passed that empowers the directors of a corporation to determine the number of directors, the directors may, between meetings of shareholders, appoint additional directors if, after such appointment, the total number of directors would not be greater than one and one-third times the number of directors required to have been elected at the last annual meeting of shareholders.

Pursuant to the BCBCA, if a corporation’s articles so provide, the directors may appoint one or more additional directors, provided that the number of additional directors so appointed may not exceed one-third of the number of the current directors who were elected or appointed (excluding any such additional directors). Where a quorum of directors exists, the remaining directors are generally entitled to fill a casual vacancy on the board.

Restrictions on Share Transfers

Under the OBCA, only certain limited restrictions on the transfer of shares are permitted if the corporation offers its shares to the public.

The BCBCA does not prohibit share transfer restrictions.

Solvency — Dividends, Repurchases and Redemptions

Under the OBCA, a corporation may not pay dividends or purchase or redeem its shares if there are reasonable grounds for believing (i) it is or would be unable to pay its liabilities as they become due; or (ii) it would not meet a net asset solvency test. The net asset solvency tests for different purposes vary somewhat.

Under the BCBCA, a corporation may not declare or pay dividends or purchase or redeem its shares if there are reasonable grounds for believing that the corporation is insolvent or the action would render the corporation insolvent. Insolvent is defined to mean that a corporation is unable to pay its debts as they become due in the ordinary course of its business. Unlike the OBCA, the BCBCA does not impose a net asset solvency test for these purposes.

Reduction of Capital

Under the OBCA, capital may be reduced by special resolution of shareholders but not if there are reasonable grounds for believing that, after the reduction, (i) the corporation would be unable to pay its liabilities as they become due; or (ii) the realizable value of the corporation’s assets would be less than the aggregate of its liabilities.

Under the BCBCA, capital may be reduced by special resolution of shareholders or court order. A court order is required if the realizable value of the corporation’s assets would, after the reduction of capital, be less than the aggregate of its liabilities.

Compulsory Acquisition

The OBCA provides a right of compulsory acquisition for an offeror that acquires 90% of the target securities pursuant to a take-over bid or issuer bid, other than securities held at the date of the bid by or on behalf of the offeror. The OBCA also provides that where an offeror acquires 90% or more of the target securities, a security holder who did not accept the original offer may require the corporation to acquire the security holder’s securities in accordance with the procedure set out in the OBCA.

The BCBCA provides a substantively similar right, although the BCBCA is limited in its application to the acquisition of shares and there are differences in the procedures and process. The BCBCA provides that where an offeror does not use the compulsory acquisition right when entitled to do so, a shareholder who did not accept the original offer may require the offeror to acquire the shareholder’s shares on the same terms contained in the original offer.

Investigation/Appointment of Inspectors

Under the OBCA, shareholders can apply to the court for the appointment of an inspector to conduct an investigation of the corporation where (i) the business of the corporation or any of its affiliates is or has been carried on with intent to defraud any person; (ii) the business or affairs of the corporation or any of its affiliates are or have been carried on or conducted, or the powers of the directors are or have been exercised, in a manner that is oppressive or unfairly prejudicial to, or that unfairly disregards, the interests of a security holder; (iii) the corporation or any of its affiliates was formed for a fraudulent or unlawful purpose or is to be dissolved for a fraudulent or unlawful purpose; or (iv) persons concerned with the formation, business or affairs of the corporation or any of its affiliates have in connection therewith acted fraudulently or dishonestly. Unlike the BCBCA, the OBCA does not require an applicant to hold a specified number of shares.

Under the BCBCA, a corporation may by special resolution, appoint an inspector to conduct an investigation of the affairs and management of the corporation and to report in the manner and to the persons the resolution directs. Shareholders holding, in the aggregate, at least 20% of the issued shares of a corporation may apply to the court for the appointment of an inspector. The court must consider whether there are reasonable grounds for believing that (i) the affairs of the corporation are being or have been conducted, or the powers of the directors are being or have been exercised, in a manner that is oppressive or unfairly prejudicial to one or more shareholders; (ii) the business of the corporation is being or has been carried on with intent to defraud any person; (iii) the corporation was formed for a fraudulent or unlawful purpose or is to be dissolved for a fraudulent or unlawful purpose; or (iv) persons concerned with the formation, business or affairs of the corporation have, in connection with it, acted fraudulently or dishonestly.

Status as a British Columbia Company

Currently, the Corporation’s authorized share capital consists of an unlimited number of Common Shares, Class B shares, First Preferred Shares, Series I First Preferred Shares and Series II First Preferred Shares, in each case without nominal or par value. If the Corporation’s Shareholders approve the Continuance, the Corporation will continue with an authorized share capital consisting of an unlimited number of Common Shares, Class B shares, First Preferred Shares, Series I First Preferred Shares and Series II First Preferred Shares, in each case without nominal or par value, as will be reflected in the notice of articles.

As an OBCA corporation, the Corporation’s charter documents consist of Articles of Incorporation and By- Laws and any amendments thereto to date. On completion of the Continuance, the Corporation will cease to be governed by the OBCA and will thereafter be deemed to have been formed under the BCBCA. As part of the Continuance Resolution, the Corporation’s Shareholders will be asked to approve the notice of articles and the articles, which comply with the requirements of the BCBCA, copies of which articles are attached as Schedule B, to this Circular.

Proposed Continuance Resolution

Shareholders will be asked to consider and, if thought advisable, to authorize and approve, with or without variation, the Continuance Resolution. Pursuant to the provisions of the OBCA, to be effective, the Continuance Resolution must be approved by 66⅔% of the votes cast in respect thereof by Shareholders present in person or by proxy at the Meeting.

The following is the text of the Continuance Resolution which will be put forward for approval by the Shareholders at the Meeting:

BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

(a)

the continuance of the Corporation from the Province of Ontario to the Province of British Columbia pursuant to Section 181 of the Business Corporations Act (Ontario) (the “OBCA”) and Section 302 of the Business Corporations Act (British Columbia) (the “BCBCA”) is authorized and approved;

(b)	the Corporation is authorized to make application to the Director under the OBCA, pursuant to Section 181 of the OBCA, for authorization to continue under the BCBCA;

(c)

the Corporation is authorized to make application to the Registrar of Companies under the BCBCA, pursuant to Section 302 of the BCBCA, for a certificate of continuation continuing the Corporation under the BCBCA;

(d)

upon the issuance of a certificate of continuation continuing the Corporation under the BCBCA, the articles and by-laws of the Corporation shall be replaced in their entirety, with such changes as are required to comply with the BCBCA, by the notice of articles described in, and the articles, substantially in the form attached as a schedule to, the management information circular of the Corporation dated May 17, 2019;

(e)

notwithstanding that the foregoing resolutions have been duly passed by the holders of common shares of the Corporation (the “Shareholders”), the board of directors of the Corporation may revoke these resolutions and abandon the continuance, in whole or in part, without further approval of the Shareholders; and

(f)

any one of the directors or officers of the Corporation is hereby authorized, to execute or cause to be executed, under seal of the Corporation or otherwise, and to deliver or to cause to be delivered, all such documents, agreements and instruments, and to do or cause to be done all such other acts and things, as such person determines to be necessary or desirable to carry out the intent of the foregoing resolutions and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or the doing of any such act or thing.

Unless otherwise directed, the persons named in the enclosed form of proxy intend to vote at the Meeting IN FAVOUR of the Continuance Resolution.

Recommendation of the Board

The Board believes that the proposed Continuance Resolution is in the best interests of the Corporation and its Shareholders and unanimously recommends that Shareholders vote IN FAVOUR of the Continuance Resolution.

Rights of Dissent

Persons who are Beneficial Shareholders who wish to dissent should be aware that ONLY A REGISTERED SHAREHOLDERS ARE ENTITLED TO DISSENT. Beneficial Shareholders should contact their Intermediary for assistance.

The following summary is qualified in its entirety by the provisions of Section 185 of the OBCA.

Under Section 185(4) of the OBCA a registered Shareholder of the Corporation is entitled, in addition to any other right such registered shareholder may have, to dissent to the aforementioned Continuance Resolution and be paid the fair value of his, her or its Common Shares, determined as of the close of business on the day before the Continuance Resolution was passed if the shareholder objects to the Continuance Resolution and the Corporation makes it effective.

Under Section 185(6) of the OBCA, if a registered Shareholder (a “Dissenting Shareholder”) wishes to object to the Continuance, it may, until the date of the Meeting, give the Corporation a written notice of dissent (a “Dissent Notice”) with respect to the Continuance Resolution by registered mail to the Corporation at 2488 Dunwin Drive, Mississauga, Ontario L5L 1J9, Attention: Chief Financial Officer. A Dissenting Shareholder may dissent only with respect to all of the Common Shares held by such holder on behalf of any one beneficial owner and registered in the Dissenting Shareholder’s name. Upon receipt of a Dissent Notice, the Corporation must, within 10 days of the passing of the Continuance Resolution send notice to each Dissenting Shareholder that the Continuance Resolution has been passed. Upon receipt of such notice from the Corporation, the Dissenting Shareholder has 20 days to send to the Corporation a demand for payment (the “Demand for Payment”) which must include the Dissenting Shareholder’s name and address and the number of Common Shares which the Dissenting Shareholder dissented. Thereafter, the Corporation must not later than seven days of the day on which the Continuance is effective or the date that the Corporation receives the Demand for Payment send to each Dissenting Shareholder who has sent a Demand for Payment a written offer to pay such Dissenting Shareholder an amount considered by the Corporation to be the fair value of the Common Shares held by such Dissenting Shareholders, accompanied by a statement showing how the fair value was determined, or if the payment for fair market value for the Common Shares would render the Corporation unable to pay its liabilities as they fall due or the realizable value of the Corporation’s assets would be less than the aggregate of its liabilities, a notice that the Corporation is unable lawfully to pay Dissenting Shareholders for their Common Shares. Where the Corporation fails to make such offer to pay for the Dissenting Shareholder’s Common Shares or the Dissenting Shareholder does not accept such offer, an application may be made to the Court by the Corporation or by a Dissenting Shareholder to fix the fair value of the Dissenting Shareholder’s Common Shares.

Beneficial Shareholders who wish to dissent should be aware that they may only do so through their Intermediary. An Intermediary, who holds Common Shares as nominee for Beneficial Shareholders, some of whom wish to dissent, must exercise Dissent Rights on behalf of such Beneficial Shareholders with respect to the Common Shares held for such Beneficial Shareholders. In such case, the demand for dissent should set forth the number of Common Shares covered by it.

On the Continuance becoming effective, or upon the making of an agreement between the Corporation and the Dissenting Shareholder as to the payment to be made by the Corporation to the Dissenting Shareholder, or upon the pronouncement of a Court order, whichever first occurs, the Dissenting Shareholder will cease to have any rights as a shareholder of the Corporation other than the right to be paid the fair value of such Common Shares in the amount agreed to between the Corporation and the Dissenting Shareholder or in the amount of the judgment, as the case may be. Until one of these events occurs, the Dissenting Shareholder may withdraw its dissent, or if the Continuance has not yet become effective, the Corporation may rescind the Continuance Resolution, and in either event, the dissent and appraisal proceedings in respect of that Dissenting Shareholder will be discontinued.

The above summary does not purport to provide a comprehensive statement of the procedures to be followed by Dissenting Shareholders who seek payment of the fair value of their Common Shares. Section 185 of the OBCA, requires strict adherence to the procedures established therein and failure to do so may result in the loss of all rights thereunder. Accordingly, each Dissenting Shareholder who is considering exercising Dissent Rights should carefully consider and comply with the provisions of that section and consult their own legal advisor with respect to properly exercising their legal rights to dissent.

OTHER MATTERS COMING BEFORE THE MEETING

Management knows of no other matters to come before the Meeting other than as referred to in the Notice. Should any other matters properly come before the Meeting, the Common Shares represented by proxy solicited hereby will be voted on such matters in accordance with the best judgment of the person voting such proxy.

STATEMENT OF EXECUTIVE COMPENSATION

All dollar amounts in this Circular are expressed in Canadian dollars unless otherwise indicated.

Compensation Discussion and Analysis

Compensation Philosophy

The objectives of our executive compensation program are to: (i) attract, retain and motivate quality executives; (ii) align the interests of executives with those of our Shareholders; and (iii) provide total compensation to executives that is competitive with that paid by other companies of comparable size engaged in similar business in appropriate regions. The executive compensation program has been designed to reward executives for the reinforcement of our business objectives and values, the achievement of performance objectives and milestones, and their individual performance.

Compensation Oversight

Our executive compensation policy is determined by the compensation committee of the Board. The compensation committee has general oversight of compensation of employees and executive officers. For more information concerning the compensation committee, see “Corporate Governance Disclosure - Compensation Committee”.

In carrying out its duties and responsibilities in relation to compensation, the compensation committee shall:

•	review and recommend to the independent members of the Board at least annually the compensation of the CEO, including reviewing and recommending goals and objectives relevant to CEO compensation;

•

establish plans for salaries, incentives, and other forms of compensation paid to officers and other employees of the Corporation, and monitor the effectiveness of such plans and the performance thereunder;

•	review and recommend to the Board the corporate goals and objectives for the coming year;

•

determine compensation for the officers or employees of the Corporation as are designated from time-to-time by the committee, but which in all cases shall include all executive officers of the Corporation other than the CEO (collectively, the “Evaluated Officers”), with reference to: (1) the achievement of corporate goals and objectives relevant to compensation for the Evaluated Officers; (2) the Board's evaluation of the performance of the CEO and the CEO’s evaluation of the performance of each of the other Evaluated Officers in light of the personal goals and objectives set for each of the Evaluated Officers; (3) reports and analyses of a qualified compensation consultant of executive compensation of similar positions at peer companies, when requested by the committee; (4) any long-term incentive component, awards given to such Evaluated Officers in past years, the Corporation’s performance, shareholder return and the value of similar incentive awards relative to such targets at comparable companies; and (5) such other factors as the committee deems appropriate and in the best interests of the Corporation;

•

establish the Corporation’s various compensation plans and arrangements, retention and severance agreements, employment agreements, funded and unfunded retirement plans and other benefit plans, including the Corporation’s equity compensation plans, monitor the effectiveness of such plans and arrangements and the performance of officers thereunder, and amend or terminate such arrangements, as applicable;

•	oversee the Corporation’s administration of and make recommendations to the Board regarding the Corporation’s equity compensation plans;

•	recommend to the Board compensation arrangements for Board members with such adjustments as the committee may recommend from time to time;

•

annually review and assess the compensation policies and practices of the Corporation for its employees generally to determine whether the compensation policies and practices create risks that are reasonably likely to have a material adverse effect on the Corporation;

•	review the executive compensation disclosure in the proxy circular; and

•	evaluate whether any compensation consultant retained or to be retained by it has any conflict of interest in accordance with applicable United States securities laws.

Compensation Risk

In carrying out its mandate, the compensation committee reviews from time to time the risk implications of our compensation policies and practices, including those applicable to our executives. This review of the risk implications ensures that compensation plans, in their design, structures and application have a clear link between pay and performance and do not encourage excessive risk taking. Key factors that mitigate compensation risk include the following:

•	executives are compensated based on company-wide performance goals;

•	there is a balance of short-term performance incentives and long-term equity-based awards that vest over time;

•	compensation policies do not rely solely on the accomplishment of specific tasks without consideration of longer term risks and objectives;

•

stock options are a significant portion of executive compensation. Stock options vest over a four year period and encourage sustainable Common Share price appreciation and reduce the risk of actions which may have short-term advantages;

•

base salaries provide a steady income regardless of share price performance, allowing executives to focus on both near term and long term goals and objectives without undue reliance on short term share price performance or market fluctuations;

•

the Employee and Insider Trading Policy prohibits its directors and officers from engaging in short sales of our securities or buying or selling puts, calls or other derivatives that are designed to hedge or offset a decrease in the market value of our securities; and

•

compensation payable under our bonus plan is overseen by the compensation committee. The compensation committee does not consider the applicable periods set for bonus purposes to be heavily weighed to the short- term and believes it has struck an appropriate balance between short-term performance incentives and long- term awards that vest over time.

The compensation committee and the Board considered the implications of the risks associated with the Corporation’s compensation practices and did not identify any risks from the Corporation’s compensation policies or practices that are likely to have a material adverse effect on the Corporation.

Independent Advice

In 2018, the compensation committee retained Meridian Compensation Partners (“Meridian”), to provide independent advice to the compensation committee. The mandate of Meridian is to provide assistance and guidance to the compensation committee in its review of executive compensation, including the competitiveness of pay levels, executive compensation design issues, market trends, and technical considerations, as required. The compensation committee has sole authority to retain and terminate any compensation consultant to be used to assist it in the evaluation of executive officer compensation. The compensation committee has authority to retain and obtain advice and assistance from internal or external legal, accounting or other advisors. The Board approves all such consultants’ fees.

The table below sets out the fees billed by Meridian for each of the last two fiscal years in respect of the services noted above:

	December 31, 2018 ($)	December 31, 2017 ($)
Executive Compensation - Related Fees(1)	62,219	2,288
All Other Fees(2)	—	—
Total Fees	62,219	2,288

Notes:

(1)	Aggregate fees billed by Meridian, or any of its affiliates, for services related to determining compensation for any of the Corporation’s directors and executive officers.
(2)	Aggregate fees billed for all other services provided by Meridian, or any of its affiliates, that are not reported under (1).

Comparator Group

In 2018, the Corporation, with advice from Meridian, its independent compensation consultant, reviewed its compensation peer group. The Corporation developed a new comparator group taking into account direct competitors for talent, especially for industry specific roles. The comparator group was comprised of 21 publicly traded U.S. and Canadian biotechnology companies which range in size from approximately 1/3× to 3× the market capitalization of the Corporation (including in determining market capitalization for the Corporation all securities convertible into Common Shares).

Pay Positioning

The Corporation targets total cash compensation (salary and short-term incentive) somewhat below median of the comparator group, and provides long-term incentive opportunities somewhat above median of the comparator group, with target total direct compensation positioned competitive with the median of the comparator group. The compensation committee believes that this aligns executive compensation with the long-term interests of shareholders and with the Corporation’s strategy. Based on benchmark data from the comparator group companies and also taking into account experience in the role, scope of the role, performance and retention risk, the compensation committee set compensation for the executives that is aligned with the target pay positioning set out below.

Compensation Elements

In 2018, our named executive officers (“NEOs”), were Dr. Niclas Stiernholm, President & CEO, Dr. Robert Uger, Chief Scientific Officer, Dr. Yaping Shou, Chief Medical Officer, Dr. Penka Petrova, Chief Development Officer, and Mr. James Parsons, CFO. On April 29, 2019, Dr. Niclas Stiernholm resigned as President & CEO and director of Trillium. In addition, on April 29, 2019, Dr. Kirkman was appointed Executive Chairman of Trillium and Dr. Robert Uger was appointed Interim President and director of Trillium.

Compensation for our NEOs is comprised of four primary elements. These are set out below with the purpose of each element:

Compensation Element	Purpose
Salary

Cash payment designed to attract and retain key employees. Salary level takes into consideration the current competitive market conditions, experience, proven or expected performance, and the particular skills of the NEO.

Short-Term Incentive

Cash payment designed to align NEO performance with strategy, to reward the achievement of key milestones and to provide a competitive level of compensation. Short-term incentive awards for target performance are set as a percentage of salary, with actual awards based on performance relative to specific targets. Target awards for each of the NEOs are as follows:
       •        CEO 50% of salary
       •        Other NEOs 35% of salary

Long-Term Incentive	Award of stock options designed to align NEO compensation with long-term shareholder interests and to provide a competitive level of compensation.
Benefits and Group Registered Retirement Savings Plan	Companywide, modest benefits, designed to attract and retain key employees.

The salary of each executive is considered by the compensation committee each year. Any increases in salary will depend on the recent performance of the executive, his or her potential as a succession candidate for key roles and the executive’s development in the position.

Short-term incentive awards for each NEO at target performance are set as a percentage of salary, with actual awards based on performance relative to specific targets. As soon as practical following the year end, the Board determines our performance against predetermined targets and milestones for that year. The resultant corporate performance determines each NEO’s executive’s short-term incentive payment for the year.

Long-term incentives are awarded periodically to NEOs in the form of stock options. The Board takes into account previous stock option grants to a particular individual when considering new grants. The purpose and principal features of our existing stock option plan is set out under the heading “Statement of Executive Compensation - Securities Authorized for Issuance under Equity Compensation Plan - 2018 Stock Option Plan”.

For the executive group, the target compensation mix (of salary, annual incentive plan (“AIP”), and stock options) and levels of pay at risk in 2018 were as follows:

Short-Term Incentive Performance Metrics

The performance of the NEOs for the 2018 fiscal year was measured against corporate objectives that were important to the progress of the company.

Corporate Objectives		Weight	Achievements at year end
SIRPαFc Clinical Development

•	Enroll a targeted number of patients in the Phase 1 intravenous trial of TTI-621	20.0%	The objective was not met and no award was given.

•	Enroll a targeted number of patients in the Phase 1 intratumoral trial of TTI-621	10.0%	The objective was 50% achieved.

•	1st IRB approval and enroll a targeted number of patients in the TTI-622 trial.	10.0%	The objective was 50% achieved.

•	Establish new commercially viable intratumoral indication	10.0%	The objective was achieved on target at 100%.

SIRPαFc R&D

•	Various SIRPαFc manufacturing related objectives	10.0%	The objective was achieved above target at 15%.

•	Various small molecule program objectives and renegotiation of the SIRPαFc license agreement.	5.0%	The objective was achieved above target at 7.5%.

•	Achieve an Orphan Drug designation and several patent-related objectives.	5.0%	The objective was achieved above target at 7.5%.

•	Certain human resources and administrative objectives.	5.0%	The objective was achieved above target at 7.5%.
Financing

•	Raise a targeted amount of additional financing to provide a certain number of months of cash burn at the year end.	25.0%	The objective was not met and no award was given.

For the overall assessment of the objectives, the Board determined that management would be awarded an achievement of 57.5%. Incentive compensation related to the attainment of these objectives was paid in 2019. Similar performance metrics have been established for the year ending December 31, 2019.

Summary Compensation Table

Outlined below is a summary of the compensation paid, payable, awarded or granted by the Corporation during each of the three most recently completed fiscal years to our CEO, CFO and three other NEOs.

Name and Principal Occupation	Year	Salary ($)	Share- based Awards ($)	Option- based Awards ($) (1)	Non-Equity Incentive Plan Compensation ($)		Pension Value ($)	All other Compensation ($)	Total Compensation ($)
					Annual Incentive Plans(2)	Long- Term Incentive Plans
Niclas Stiernholm (3) Former President & CEO and Director	2018	491,727	–	1,022,899	141,372	–	–	–	1,655,998
	2017	477,405	–	896,787	308,404	–	–	–	1,682,596
	2016	463,500	–	1,294,285	260,719	–	–	–	2,018,504
Robert Uger Interim President and Chief Scientific Officer and Director	2018	349,673	–	421,191	70,372	–	–	–	841,236
	2017	339,488	–	251,540	153,516	–	–	–	744,544
	2016	329,600	–	421,853	129,780	–	–	–	881,233
Yaping Shou(4) Chief Medical Officer	2018	346,437	–	1,334,331	44,992	–	–	–	1,725,760
James Parsons Chief Financial Officer	2018	325,000	–	376,065	65,406	–	–	–	766,471
	2017	291,748	–	218,725	131,928	–	–	–	642,401
	2016	283,250	–	388,217	111,530	–	–	–	782,997
Penka Petrova Chief Development Officer	2018	325,000	–	376,065	65,406	–	–	–	766,471
	2017	291,748	–	218,725	131,928	–	–	–	642,401
	2016	283,250	–	469,360	111,530	–	–	–	864,140

Notes:

(1)

The option-based awards value is the grant date fair value of stock options granted in the year calculated in accordance with IFRS using the Black-Scholes option pricing model with the following weighted average assumptions for 2018: expected life of 6 years; risk free rate of 2.36%; dividend yield of 0; and expected volatility of 82%.

(2)	These payments reflect cash bonuses on the achievement of the annual corporate objectives for that calendar year.
(3)	Dr. Stiernholm was not compensated as a director.
(4)

Dr. Shou joined the Corporation on June 11, 2018 with an annual salary of US $400,000. Her compensation was paid in U.S. dollars and has been converted to Canadian dollars using an average exchange rate of US$1 = Cdn$1.3193 for 2018.

Outstanding Option-Based Awards and Share-Based Awards (NEOs)

The following table sets forth information concerning all option-based and share-based awards for each NEO outstanding at December 31, 2018, including awards granted before the financial year ended December 31, 2018.

Name	Option-based Awards				Share-based Awards
	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the- money options ($)(1)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed ($)
Niclas Stiernholm Former President & Chief Executive Officer and Director	42,505	$7.50	Apr 8, 2023	—	—	—	—
	159,768	$10.35	Apr 27, 2024	—	—	—	—
	134,849	$8.34	May 27, 2024	—	—	—	—
	94,094	$19.33	Nov 19, 2025	—	—	—	—
	94,094	$13.98	May 27, 2026	—	—	—	—
	57,023	$9.20	Nov 9, 2026	—	—	—	—
	100,000	$12.22	Nov 9, 2027	—	—	—	—
	340,000	$4.23	Nov 8, 2028	—	—	—	—
Robert Uger Interim President and Chief Scientific Officer and Director	8,501	$7.50	Apr 8, 2023	—	—	—	—
	42,066	$10.35	Apr 27, 2024	—	—	—	—
	33,713	$8.34	May 27, 2024	—	—	—	—
	29,073	$19.33	Nov 19, 2025	—	—	—	—
	29,073	$13.98	May 27, 2026	—	—	—	—
	20,911	$9.20	Nov 9, 2026	—	—	—	—
	28,049	$12.22	Nov 9, 2027	—	—	—	—
	140,000	$4.23	Nov 8, 2028	—	—	—	—
James Parsons Chief Financial Officer	4,250	$7.50	Apr 8, 2023	—	—	—	—
	36,204	$10.35	Apr 27, 2024	—	—	—	—
	26,970	$8.34	May 27, 2024	—	—	—	—
	30,171	$19.33	Nov 19, 2025	—	—	—	—
	30,171	$13.98	May 27, 2026	—	—	—	—
	14,266	$9.20	Nov 9, 2026	—	—	—	—
	24,390	$12.22	Nov 9, 2027	—	—	—	—
	125,000	$4.23	Nov 8, 2028	—	—	—	—

Name	Option-based Awards				Share-based Awards
	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the- money options ($)(1)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed ($)
Penka Petrova Chief Development Officer	4,250	$7.50	Apr 8, 2023	—	—	—	—
	26,089	$10.35	Apr 27, 2024	—	—	—	—
	20,226	$8.34	May 27, 2024	—	—	—	—
	38,808	$19.333	Nov 19, 2025	—	—	—	—
	38,808	$13.98	May 27, 2026	—	—	—	—
	13,851	$9.20	Nov 9, 2026	—	—	—	—
	24,390	$12.22	Nov 9, 2027	—	—	—	—
	125,000	$4.23	Nov 8, 2028	—	—	—	—
Yaping Shou Chief Medical Officer	200,000	$7.90	July 3, 2028	—	—	—	—
	70,000	$4.23	Nov 8, 2028	—	—	—	—

Note:

(1)

The value of the unexercised “in-the-money” options as at December 31, 2018 has been determined based on the excess of the closing price on December 31, 2018 of the Common Shares on the TSX, of $2.35 per Common Share over the exercise price of such options.

Incentive Plan Awards - Value Vested or Earned During the Year (NEOs)

The following table provides information regarding the value on payout or vesting of incentive plan awards for the NEOs for the fiscal year ended December 31, 2018.

Name	Option-based awards - Value vested during the year ($)(1)	Share-based awards - Value vested during the year ($)	Non-equity incentive plan compensation - Value earned during the year ($)
Niclas Stiernholm	950	—	141,372
Robert Uger	349	—	70,372
Yaping Shou	—	—	44,992
James Parsons	237	—	65,406
Penka Petrova	231	—	65,406

Note:

(1)

Aggregate dollar value that would have been realized by determining the difference between the closing market price of our Common Shares on the TSX and the exercise price of the underlying option on each date during the fiscal year when an option award vested.

Securities Authorized for Issuance under Equity Compensation Plan

The following table sets out information concerning the number and price of securities to be issued under our equity compensation plans as at December 31, 2018.

	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Plan Category	(a)	(b)	(c)
Equity compensation plans approved by security holders	2,699,205	$9.69	1,195,296
Equity compensation plans not approved by security holders	Nil	N/A	Nil
Total	2,699,205	$9.69	1,195,296

As at December 31, 2018, the Corporation had the following two equity based compensation plans: (1) the 2018 Stock Option Plan (as defined below), and (2) the 2016 Cash-Settled DSU Plan (as defined below).

2018 Stock Option Plan

We have adopted a stock option plan (2018 Stock Option Plan), that provides for the granting of stock options to officers, directors, employees and consultants of ours and our affiliates. The purpose of the 2018 Stock Option Plan is to advance our interests by encouraging our directors, officers and key employees and consultants retained to acquire Common Shares, thereby: (a) increasing the proprietary interests of such persons in us; (b) aligning the interests of such persons with the interests of our shareholders generally; (c) encouraging such persons to remain associated with us; and (d) furnishing such persons with an additional incentive in their efforts on behalf of us.

As at December 31, 2018, pursuant to the 2018 Stock Option Plan, we were entitled to issue 3,894,501 options (exercisable for 3,894,501 or approximately 19.8% of the Outstanding Shares (where “Outstanding Shares” is defined as the outstanding Common Shares and Common Shares issuable upon the conversion of the Series I First Preferred Shares and Series II Non-Voting Convertible Preferred Shares), of which 2,699,205 options (exercisable for 2,699,205 or approximately 13.8% of the Outstanding Shares) had been issued and 1,195,296 options (exercisable for 1,195,296 or approximately 6.1% of the Outstanding Shares) were available for grant. The Corporation’s annual “burn rate” for stock options granted under the 2018 Stock Option Plan (and/or as applicable, the 2016 Stock Option Plan (as defined below)), calculated as described in Section 613(p) of the TSX Company Manual with respect to the Outstanding Shares (total number of options issued in a fiscal year, divided by the weighted average number of Outstanding Shares for that year), was approximately 4% in fiscal 2016, approximately 3% in fiscal 2017, and approximately 6% in fiscal 2018.

The following is a summary only, and is qualified in its entirety by the terms and conditions of the 2018 Stock Option Plan. Capitalized terms used in this summary but not otherwise defined herein shall have the meanings ascribed thereto in the 2018 Stock Option Plan.

Administration by the Board of Directors

The 2018 Stock Option Plan is administered by our Board, which has final authority and discretion, subject to the express provisions of the 2018 Stock Option Plan, to interpret the 2018 Stock Option Plan, to prescribe, amend and rescind rules and regulations relating to it and to make all other determinations deemed necessary or advisable for the administration of the 2018 Stock Option Plan, subject to the rules and policies of any exchange or quotation system upon which our Common Shares are listed or quoted (the “Exchange Rules”), including the rules of the TSX and the NASDAQ. This includes the discretion of our Board to decide who will participate in the 2018 Stock Option Plan, including directors, officers, employees or consultants (each a “Participant”). Our Board also has authority to delegate its duties to the compensation committee.

Expiry

Stock options granted under the 2018 Stock Option Plan are non-transferable, expire not later than ten years from the date of issuance and are exercisable as determined by our Board. In addition, notwithstanding the expiration date applicable to any stock option, if a stock option would otherwise expire during or immediately after a Blackout Period (as defined in the 2018 Stock Option Plan), then the expiration date of such stock option shall be the 10th business day following the expiration of the Blackout Period.

Exercise Price

The exercise price payable in respect of each stock option may not be lower than the closing trading price of the Common Shares on the TSX or the NASDAQ, as specified by the committee in the option award, on the trading day immediately preceding the date of grant.

Maximum Limit

The 2018 Stock Option Plan is a fixed stock option plan, meaning that the maximum number of Common Shares reserved for issuance upon the exercise of stock options granted under the 2018 Stock Option Plan is fixed and cannot be changed without shareholder approval. The number of authorized but unissued Common Shares that may be issued upon the exercise of Options granted under the 2018 Stock Option Plan at any time, plus the number of Common Shares reserved for issuance under outstanding options otherwise granted by us shall not exceed 3,894,501 Common Shares.

Any exercise of stock options will not make new grants available under the 2018 Stock Option Plan. However, if stock options granted to an individual under the 2018 Stock Option Plan in respect of certain Common Shares expire or terminate for any reason without having been exercised, such Common Shares may be made available for other stock options to be granted under the 2018 Stock Option Plan.

Insider Participation Limits

The aggregate number of Common Shares issued to “reporting insiders” (as such term is defined in National Instrument 55-104 - Insider Reporting Requirements and Exemptions) under the 2018 Stock Option Plan or any other security-based compensation arrangement of ours and our affiliates (including, without limitation, our 2014 Deferred Share Unit Plan (the “2014 Equity DSU Plan”) within a one-year period, may not at any time exceed 10% of the combined total number of Common Shares issued and outstanding (on a non-diluted basis) and the total number of Common Shares into which the outstanding preferred shares may be converted.

In no event shall stock options be granted to an individual to purchase in excess of 5% of the total of the number of then issued and outstanding Common Shares and the number of Common Shares issuable upon due conversion of the issued and outstanding preferred shares in any 12 month period.

In addition, no stock options shall be granted to any Participant that is a non-employee director if such grant could result, at any time, in (i) the aggregate number of Common Shares issuable to non-employee directors under the 2018 Stock Option Plan, or any other security-based compensation arrangement, exceeding 1% of the issued and outstanding Common Shares and the number of Common Shares issuable upon due conversion of the issued and outstanding preferred shares; or (ii) an annual grant per non-employee director exceeding $100,000 worth of options.

Amendment Provisions

Our Board has the discretion to make amendments to the 2018 Stock Option Plan and any stock options granted thereunder which it may deem necessary, without having to obtain shareholder approval. Such changes include, without limitation:

•	minor changes of a “housekeeping” nature;

•

amending stock options under the 2018 Stock Option Plan, including with respect to the stock option period (provided that the period during which a stock option is exercisable does not exceed ten years from the date the stock option is granted and does not deal with an extension of such stock option period), vesting period, exercise method and frequency and method of determining the exercise price, assignability and effect of termination of a Participant’s employment or cessation of the Participant’s directorship;

•	changing the class of Participants eligible to participate under the 2018 Stock Option Plan;

•	changing the terms and conditions of any financial assistance which may be provided by us to Participants to facilitate the purchase of Common Shares under the 2018 Stock Option Plan; and

•

adding a cashless exercise feature, payable in cash or securities, provided that a cashless exercise will result in a full deduction of the number of underlying Common Shares from the 2018 Stock Option Plan reserve.

Shareholder approval will be required in the case of: (i) any amendment to the amendment provisions of the 2018 Stock Option Plan; (ii) any increase in the maximum number of Common Shares issuable under the 2018 Stock Option Plan; (iii) amendments that may permit the introduction or re-introduction of non-employee directors on a discretionary basis or amendments that increase limits previously imposed on non-employee director participation; (iv) any amendment which would permit Options granted under the 2018 Stock Option Plan to be transferable or assignable other than as set forth in Section 5(d) of the 2018 Stock Option Plan and for normal estate settlement purposes; (v) the addition of any form of financial assistance; (vi) any amendment to a financial assistance provision that is more favourable to Participants; (vii) any amendment to the insider participation limits set forth in Section 3(ii); and (viii) for the 2018 Stock Option Plan, any reduction in the exercise price or extension of the stock option period (other than as a result of a Blackout Period extension), in addition to such other matters that may require shareholder approval under the Exchange Rules.

Termination, Resignation, Death, etc.

Stock options granted under the 2018 Stock Option Plan are, and will be, evidenced by an option agreement entered between us and the Participant. Stock options granted under the plan terminate immediately if a Participant is dismissed with cause.

If a Participant ceases to hold any position as a Participant, by reason of retirement, resignation or termination without cause, such Participant shall have the right until the earlier of: (i) 120 days (or such other longer period as may be determined by the Board in its sole discretion or, if longer, the period specified in the Participant’s employment contract) following the Participant’s last day of active employment (the “Termination Date”), which shall not include any period of statutory or reasonable notice or any period of deemed employment or salary continuance; and (ii) the normal expiry date of the stock option rights of such Participant, to exercise the stock options under the 2018 Stock Option Plan with respect to all optioned Common Shares of such Participant to the extent that they were exercisable on the Termination Date.

If a Participant dies, his options may be exercised by his legal representatives until the earlier of (i) one year after the death of the Participant; and (ii) the normal expiry date of the options of such Participant.

If a Participant ceases to be a director, officer or employee of, or consultant to, the Corporation or of one of our subsidiaries as a result of disability or illness preventing the Participant from performing the duties routinely performed by such Participant, such Participant shall have the right until the earlier of: (i) 180 days following the Termination Date; and (ii) the normal expiry date of the option rights of such Participant, to exercise such Participant’s options under the 2018 Stock Option Plan with respect to all Common Shares of such Participant to the extent they were exercisable on the Termination Date.

Upon expiry of the prescribed period described above, all unexercised options shall immediately terminate.

Change of Control

In the event of a Change of Control (as such term is defined in the 2018 Stock Option Plan), any surviving, successor or acquiring entity will assume any outstanding stock options or will substitute similar awards for the outstanding stock options. If the surviving, successor or acquiring entity does not assume the outstanding stock options or substitute similar awards for the outstanding stock options, or if the Board otherwise determines in its sole discretion, we will give written notice to all Participants advising that the 2018 Stock Option Plan will be terminated effective immediately prior to the Change of Control and all stock options will be deemed to be vested stock options and may make provision for the exercise of stock options and tender of Common Shares in connection with the Change of Control and may otherwise make provision for the cash out or termination of stock options that are not exercised within a specified period of time.

Termination without Cause Following a Change of Control

The 2018 Stock Option Plan provides that, notwithstanding anything in the 2018 Stock Option Plan to the contrary, if the employment of a Participant is terminated by us (or our successor, if applicable) without cause or if the Participant resigns in circumstances constituting constructive dismissal, in each case, within 24 months following a Change of Control (as such term is defined in the 2018 Stock Option Plan), all of the Participant’s stock options will vest immediately prior to the Termination Date. All vested options may be exercised until the earlier of: (i) 120 days (or such other longer period as may be determined by the Board in its sole discretion) following the Termination Date; or (ii) the normal expiry date of the option rights of such Participant. Upon the expiration of such period, all unexercised options shall immediately terminate. These are also known as “double trigger” vesting provisions.

Options Governed by 2014 Stock Option Plan

Notwithstanding the foregoing, the Board has previously determined that the “double trigger” vesting provisions of the 2018 Stock Option Plan will not apply in respect of an aggregate of 927,834 stock options granted by us prior to November 18, 2015. The vesting of all such stock options upon a Change of Control will continue to be governed in accordance with the terms and conditions of the previous stock option plan adopted by us on May 26, 2014 (the “2014 Stock Option Plan”). The 2014 Stock Option Plan provided that any stock options outstanding immediately prior to the occurrence of a Change of Control (as such term is defined in the 2014 Stock Option Plan), but which are not then exercisable, shall immediately vest and become fully exercisable upon the occurrence of a Change of Control. These are also known as “single trigger” provisions.

Other Terms

Any consolidation or subdivision of Common Shares will be reflected in an adjustment to the stock options. Stock options granted under the 2018 Stock Option Plan are non-transferrable and non-assignable (except to certain permitted assigns), and the Corporation does not provide any financial assistance in connection with option awards.

2016 Cash-Settled DSU Plan

On November 9, 2016, our Board adopted a cash-settled DSU plan (the “2016 Cash-Settled DSU Plan”). The 2016 Cash-Settled DSU Plan is intended to provide the Board with a non-dilutive compensation tool that further advances our philosophy of aligning the interests of directors and executive officers with those of the shareholders by tying compensation to share price performance. A total of 334,982 DSUs were issued and outstanding as at December 31, 2018 under the 2016 Cash-Settled DSU Plan.

All DSUs currently issued and outstanding will be settled in cash only and will be governed by the terms and conditions of the 2016 Cash-Settled DSU Plan.

Overview of the 2016 Cash-Settled DSU Plan

The following is a summary only, and is qualified in its entirety by the terms and conditions of the 2016 Cash-Settled DSU Plan. Capitalized terms used in this summary but not otherwise defined herein shall have the meanings ascribed thereto in the 2016 Cash-Settled DSU Plan.

The 2016 Cash-Settled DSU Plan provides that, the Board will, in its sole and absolute discretion and subject to the terms and conditions of the 2016 Cash-Settled DSU Plan, decide at the time of declaring any Total Compensation to an Eligible Person, the amount (the “Awarded Amount”) of the Total Compensation that will be satisfied in the form of DSUs. The terms Eligible Person and Total Compensation have the same meaning as under the 2014 Equity DSU Plan.

The number of DSUs (including fractional DSUs, computed to three digits) to be credited to an Eligible Person for services will be determined by dividing the Awarded Amount by the Fair Market Value as at the last trading day before the date the Awarded Amount is declared by our Board. The “Fair Market Value” of the Common Shares is equal to the volume weighted average trading price of the Common Shares on the TSX for the five days immediately preceding the date the Awarded Amount is declared by our Board.

Redemption of DSUs

The 2016 Cash-Settled DSU Plan provides that a DSU held by an Eligible Person shall be redeemed by us upon such Eligible Person ceasing to be a director and/or executive officer, including through the termination, voluntary resignation, retirement or death, also known as a Terminated Service event.

An Eligible Person who has Terminated Service may elect the date on which the DSUs held by that Eligible Person shall be redeemed by us by filing with our Chief Financial Officer as redemption notice on or before December 15 of the first calendar year commencing after the date on which the Eligible Person has Terminated Service. If the Eligible Person fails to file such Redemption Notice on or before that December 15, the Eligible Person shall be deemed to have filed the Redemption Notice on that December 15. The date on which a redemption notice is filed, or deemed to be filed, shall hereinafter be referred to as the “Filing Date”. We may defer the Filing Date to any other date if such deferral is, in the sole opinion of the Company, desirable to ensure compliance with applicable laws and our insider trading and “blackout” policies.

The cash payment to which an Eligible Person is entitled on settlement of DSUs will be determined with reference to the Fair Market Value of a Common Share as of the Filing Date, net of applicable withholding taxes. Such payment will be made as soon as reasonably possible following the Filing Date, but in any event not later than the date that is 60 days following the Filing Date; provided, however, that in no event will such payment be made later than December 31 of the first calendar year commencing after the Eligible Person has Terminated Service. Upon payment of such amount, the DSUs shall be cancelled and such Eligible Person shall have no further rights under the 2016 Cash-Settled DSU Plan.

Certain additional requirements are prescribed under the 2016 Cash-Settled DSU Plan for Eligible Participants who are United States taxpayers.

Death of an Eligible Participant

In the event of the death of an Eligible Person prior to the settlement of the DSUs credited to his her own account, (i) all unvested DSUs shall automatically vest in full; and (ii) we will, as soon as reasonably practicable and in any event not later than 60 days following the Eligible Person's death, cause to be delivered to the legal representatives of the Eligible Person, the cash payment such Eligible Person would otherwise have been entitled to if the Eligible Person had Terminated Service.

Change of Control

In the event that an Eligible Person has Terminated Service (other than as a result of termination for cause or death) within 24 months following a Change of Control (as such term is defined in the 2016 Cash-Settled DSU Plan), all DSUs credited to each Eligible Person’s account shall immediately vest in full.

Transferability

DSUs and any other rights, benefits or interests in the 2016 Cash-Settled DSU Plan are non-transferable, except that if the Eligible Person dies, the legal representatives of the Eligible Person will be entitled to receive the amount of any payment otherwise payable to the Eligible Person in accordance with the provisions of the 2016 Cash-Settled DSU Plan.

Adjustments and Reorganizations

In the event of any dividend paid in shares, share subdivision, combination or exchange of shares, merger, consolidation, spin-off or other distribution of our assets to shareholders, or any other change in our capital affecting the Common Shares, the Board, in its sole and absolute discretion, will make, with respect to the number of DSUs outstanding under the 2016 Cash-Settled DSU Plan, any proportionate adjustments as it considers appropriate to reflect that change.

Amendments to the 2016 Cash-Settled DSU Plan

Subject to applicable law and certain tax driven prescribed limitations, the 2016 Cash-Settled DSU Plan may be amended in whole or in part at any time by our Board without the consent of the Eligible Persons provided that such amendment shall not materially adversely impair the rights of any Eligible Person with respect to DSUs to which the Eligible Person is then entitled under this 2016 Cash-Settled DSU Plan. Shareholder approval will be required for any amendments required to be approved by shareholders under applicable law (including any applicable Exchange Rules).

Termination

The Board may terminate the 2016 Cash-Settled DSU Plan at any time, but no termination will, without the consent of the Eligible Person or unless required by law, adversely affect the rights of an Eligible Person with respect to DSUs to which the Eligible Person is then entitled under the 2016 Cash-Settled DSU Plan. In no event will a termination of the 2016 Cash-Settled DSU Plan accelerate the time at which the Eligible Person would otherwise be entitled to receive a cash payment in respect of any DSUs.

Performance Graph

The following graph compares the total shareholder return of $100 invested in our Common Shares with the total return of the S&P/TSX Composite Index.

The performance trend shown by the above graph does not reflect the trend in our compensation to NEOs reported over the same period. The market price of the Common Shares, similar to the share prices of many publicly-traded biotechnology companies, has historically been highly volatile. Our approach to compensation is designed to attract and retain quality executives while promoting long-term profitability and maximizing shareholder value. Our NEOs are compensated on the basis of individual and corporate performance and compensation is benchmarked to other life sciences companies, rather than on factors strictly tied to the short-term performance of our Common Shares in the market.

Pension Benefit Plans

The Corporation does not have any pension plans that provide for payments of benefits at, following or in connection with, retirement or provide for retirement or deferred compensation plans for the NEOs or directors.

Termination of Employment, Change of Control and Employment Contracts

Niclas Stiernholm

Effective February 11, 2016, we entered into a new employment agreement with Niclas Stiernholm which has an indefinite term and provides for his employment as Chief Executive Officer. The agreement provides for an annual base salary of $450,000 and participation in our short-term incentive plan and stock option plan. Dr. Stiernholm’s agreement provides for continuation of his salary and average monthly bonus for the period equal to the greater of 18 months or one month per year of completed service (capped at 24 months) for termination without cause. If Dr. Stiernholm terminates his employment within one year of a change of control, he is entitled to severance of 20 months of base salary, plus a bonus equal to the average annual bonus of the past three years. In the event of a change in control, all unvested stock options granted prior to November 20, 2015 will immediately vest. If Dr. Stiernholm’s employment is terminated without cause or Dr. Stiernholm resigns in circumstances constituting constructive dismissal, in each case within 24 months following a change of control, any stock options granted after November 19, 2015 will vest immediately prior to the date of such termination or resignation, as applicable. The estimated additional payment to Dr. Stiernholm in the case of termination without cause, assuming that a termination took place on December 31, 2018 is $1,092,838. In the case of termination without cause or resignation in circumstances constituting constructive dismissal in connection with a change in control, the incremental severance, plus in the money value of accelerated vesting of stock options granted prior to November 9, 2016, is $121,426.

Dr. Stiernholm’s employment agreement contains provisions relating to: (i) non-disclosure or use of the Corporation’s confidential information; (ii) non-competition during, and 12 months after, employment; and (iii) non-solicitation of the Corporation’s clients and employees during, and 12 months after, employment.

Robert Uger

Effective February 11, 2016, we entered into a new employment agreement with Robert Uger which has an indefinite term and provides for his employment as Chief Scientific Officer. The agreement provides for an annual base salary of $320,000 and participation in our short-term incentive plan and stock option plan. Dr. Uger’s agreement provides for continuation of his salary and average monthly bonus for the period equal to the greater of 12 months or one month per year of completed service (capped at 24 months) for termination without cause. In the event of a change in control, all unvested stock options granted prior to November 20, 2015 will immediately vest. If Dr. Uger’s employment is terminated without cause or Dr. Uger resigns in circumstances constituting constructive dismissal, in each case within 24 months following a change of control, any stock options granted after November 19, 2015 will vest immediately prior to the date of such termination or resignation, as applicable. The estimated additional payment to Dr. Uger in the case of termination without cause, assuming that a termination took place on December 31, 2018 is $615,624.

Dr. Uger’s employment agreement contains provisions relating to: (i) non-disclosure or use of the Corporation’s confidential information; (ii) non-competition during, and 12 months after, employment; and (iii) non-solicitation of the Corporation’s clients and employees during, and 12 months after, employment.

Yaping Shou

Effective April 23, 2018, we entered into an employment agreement with Yaping Shou which has an indefinite term and provides for her employment as Chief Medical Officer. The agreement provides for an annual base salary of USD$400,000, signing bonus of USD$50,000, retention bonus of USD$150,000 and participation in our short-term incentive plan and stock option plan. Dr. Shou’s agreement provides for continuation of her salary for 6 months for termination without cause. The estimated additional payment to Dr. Shou in the case of termination without cause, assuming that a termination took place on December 31, 2018 is $173,218.

Dr. Shou’s employment agreement contains provisions relating to: (i) non-disclosure or use of the Corporation’s confidential information; (ii) non-competition during, and 12 months after, employment; and (iii) non-solicitation of the Corporation’s clients and employees during, and 12 months after, employment.

James Parsons

Effective February 11, 2016, we entered into a new employment agreement with James Parsons which has an indefinite term and provides for his employment as Chief Financial Officer. The agreement provides for an annual base salary of $275,000 and participation in our short-term incentive plan and stock option plan. Mr. Parsons’ agreement provides for continuation of his salary and average monthly bonus for the period equal to the greater of 12 months or one month per year of completed service (capped at 24 months) for termination without cause. In the event of a change in control, all unvested stock options granted prior to November 20, 2015 will immediately vest. If Mr. Parsons’ employment is terminated without cause or Mr. Parsons resigns in circumstances constituting constructive dismissal, in each case within 24 months following a change of control, any stock options granted after November 19, 2015 will vest immediately prior to the date of such termination or resignation, as applicable. The estimated additional payment to Mr. Parsons in the case of termination without cause, assuming that a termination took place on December 31, 2018 is $427,955.

Mr. Parsons’ employment agreement contains provisions relating to: (i) non-disclosure or use of the Corporation’s confidential information; (ii) non-competition during, and 12 months after, employment; and (iii) non-solicitation of the Corporation’s clients and employees during, and 12 months after, employment.

Penka Petrova

Effective February 11, 2016, we entered into a new employment agreement with Penka Petrova which has an indefinite term and provides for her employment as Chief Development Officer. The agreement provides for an annual base salary of $275,000 and participation in our short term incentive plan and stock option plan. Dr. Petrova’s agreement provides for continuation of her salary and average monthly bonus for the period equal to the greater of 12 months or one month per year of completed service (capped at 24 months) for termination without cause. In the event of a change in control, all unvested stock options granted prior to November 20, 2015 will immediately vest. If Dr. Petrova’s employment is terminated without cause or Dr. Petrova resigns in circumstances constituting constructive dismissal, in each case within 24 months following a change of control, any stock options granted after November 19, 2015 will vest immediately prior to the date of such termination or resignation, as applicable. The estimated additional payment to Dr. Petrova in the case of termination without cause, assuming that a termination took place on December 31, 2018 is $545,642.

Dr. Petrova’s employment agreement contains provisions relating to: (i) non-disclosure or use of the Corporation’s confidential information; (ii) non-competition during, and 12 months after, employment; and (iii) non-solicitation of the Corporation’s clients and employees during, and 12 months after, employment.

Entitlements under Stock Option Plan

Pursuant to the 2018 Stock Option Plan, upon retirement, resignation or termination without cause, the optionholder will have the right, until the earlier of (i) 120 days (or such other longer period as may be determined by the Board in its sole discretion or, if longer, the period specified in the participant’s employment contract) following the Termination Date, and (ii) the normal expiry date of the stock option rights of such participant, to exercise all stock options to the extent they were exercisable on the Termination Date.

In addition, the 2018 Stock Option Plan provides that any unvested stock options granted thereunder will be subject to “double trigger” vesting upon a Change of Control, as set out in the 2018 Stock Option Plan. See “Statement of Executive Compensation - Securities Authorized for Issuance under Equity Compensation Plan - 2018 Stock Option Plan - Termination without Cause Following a Change of Control”. Notwithstanding the foregoing, the Board has determined that the “single trigger” vesting provisions of the 2014 Stock Option Plan will continue to apply in respect of the 927,834 stock options granted by us prior to November 18, 2015. See “Statement of Executive Compensation - Securities Authorized for Issuance under Equity Compensation Plan - 2014 Stock Option Plan - Options Governed by 2014 Stock Option Plan”.

Directors’ and Officers’ Liability Insurance

The Corporation has purchased directors’ & officers’ liability insurance coverage (D&O Insurance), for directors and officers of the Corporation. The total annual premium payable by the Corporation for the D&O Insurance for the year ended December 31, 2018 was US$357,080, and no amount of such premium was paid by the directors or officers of the Corporation. The D&O Insurance coverage has an annual aggregate limit of $20 million. From January 1, 2019 there is a US$1,500,000 deductible for any claim made, but no deductible is assessed against any director or officer. D&O Insurance is designed to protect Board members and officers for their legal liabilities including, but not limited to, securities claims, statutory liability claims and employment claims.

Director Compensation

The Corporation targets director compensation within a competitive range of the median of the same comparator group as it used for benchmarking executive compensation. Director compensation included a cash retainer of $40,000 and an equity compensation retainer of US$95,000 paid in cash-based DSUs. Directors also received the following annual fees: chair of the Board $40,000; chair of the audit committee $16,000; chair of the corporate governance and nominating committee $10,000; chair of the compensation committee $10,000; member of the audit committee $8,000; and member of the corporate governance and nominating committee and member of the compensation committee $5,000. In 2018, director compensation changed to increase the equity compensation retainer of $90,000 to US$95,000. For 2019, the board fees will be paid in US dollars and the chair of the audit committee will receive a $20,000 fee.

During 2018, the DSU compensation paid to directors was made under the 2016 Cash-Settled DSU Plan. The compensation committee believes that the significant weighting of director compensation to DSUs, the value of which is directly aligned with the value of the Common Shares and which must be held during each director’s tenure, is aligned with the directors fiduciary oversight role and with long-term shareholder interests.

In addition, each independent director was entitled to reimbursement for reasonable expenses incurred in such capacity as a director, including travel and other out-of-pocket expenses relating to meetings of the Board and any committee meetings.

The following table shows all compensation (before taxes and other statutory withholdings) provided to the non-executive directors for the year ended December 31, 2018.

Name	Fees Earned ($)	Share-based awards ($) (1)	Option-based awards ($)	Non-equity incentive plan compensation ($)	All other compensation ($)	Pension value ($)	Total ($)
Luke Beshar, Director	56,000	124,450	—	—	—	—	180,450
Henry Friesen, Director (2)	22,083	37,500	—	—	—	—	59,583
Robert Kirkman, Director	53,333	124,450	—	—	—	—	177,783
Michael Moore, Director	50,000	124,450	—	—	—	—	174,450

Name	Fees Earned ($)	Share-based awards ($) (1)	Option-based awards ($)	Non-equity incentive plan compensation ($)	All other compensation ($)	Pension value ($)	Total ($)
Thomas Reynolds, Director	55,000	124,450	—	—	—	—	179,450
Calvin Stiller, Director, Chair	80,000	124,450	—	—	—	—	204,450
Helen Tayton- Martin Director	51,917	124,450	—	—	—	—	176,367

Note:

(1)

The amounts in this column represent the grant date fair value of the DSUs awarded to directors during fiscal year 2018 pursuant to the 2016 Cash-Settled DSU Plan. The grant date fair value is the volume weighted average price on the TSX for the five trading days immediately preceding the grant date. This methodology represents management’s best estimate of fair value at the grant date.

(2)	Henry Friesen retired as director in May 2018.

Outstanding Option-Based Awards and Share Based Awards - Directors

The following table sets forth information concerning all option-based and share-based awards for each non-executive director outstanding at December 31, 2018, including awards granted before the financial year ended December 31, 2018. During the financial year ended December 31, 2018, the directors were granted 189,393 DSUs under the 2016 Cash-Settled DSU Plan and were granted no option-based awards.

Name(1)	Option-based Awards				Share-based Awards
	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the- money options ($)(1)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested ($)	Market or payout value of vested share-based awards not paid or distributed ($)(2)
Luke Beshar Director	6,667	$18.90	Mar 6, 2024	—	—	—	124,874
Henry Friesen, Director	4,500	$7.50	Apr 8, 2023	—	—	—	67,559
Robert Kirkman Director	6,667	$15.30	Jan 29, 2024	—	—	—	147,239
Michael Moore Director	4,000	$7.50	Apr 8, 2023	—	—	—	124,874
Thomas Reynolds Director	6,667	$18.90	Mar 6, 2024	—	—	—	124,874
Calvin Stiller Director, Chair	4,000	$7.50	Apr 8, 2023	—	—	—	124,874
Helen Tayton- Martin Director	—	—	—	—	—	—	72,916

Notes:

(1)

The value of the unexercised “in-the-money” options as at December 31, 2018 has been determined based on the excess of the closing price on December 31, 2018 of the Common Shares on the TSX of $2.35 per Common Share over the exercise price of such options.

(2)	The value as at December 31, 2018 has been determined based on the number of DSUs multiplied by the closing price of the Common Shares on the TSX of $2.35 on December 31, 2018.

Incentive Plan Awards - Value Vested or Earned During the Year - Directors

The following table provides information regarding the value on pay-out or vesting of incentive plan awards for each of the Corporation’s directors for the financial year ended December 31, 2018. For option-based awards, only the options which vested during the 2018 fiscal year that were “in-the-money” are reported in the table below.

Name and Principal Position	Option-based awards – Value vested during the year(1)	Share-based awards – Value vested during the year(2)	Non-equity incentive plan compensation – Value earned during the year
Luke Beshar Director	Nil	$124,450	Nil
Henry Friesen, Director	Nil	$37,500	Nil
Robert Kirkman Director	Nil	$124,450	Nil
Michael Moore Director	Nil	$124,450	Nil
Thomas Reynolds Director	Nil	$124,450	Nil
Calvin Stiller Director, Chair	Nil	$124,450	Nil
Helen Tayton-Martin Director	Nil	$124,450	Nil

Notes:

(1)

Aggregate dollar value that would have been realized by determining the difference between the closing market price of our Common Shares on the TSX and the exercise price of the underlying option on each date during the fiscal year when an option award vested.

(2)

Amount represents the number of cash-settled DSUs issued in 2018 multiplied by the 5-day volume-weighted average price of our Common Shares on the TSX as at the vesting date (being the grant date) of $7.83 for Henry Friesen and $4.26 for all other directors.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

As at the date of this Circular, other than routine indebtedness as defined under applicable securities laws, no director, executive officer or employee or any former director, executive officer or employee of the Corporation or any of its subsidiaries is indebted to the Corporation or any of its subsidiaries.

INTERESTS OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Except as set out herein, to the knowledge of the Corporation, no “informed person”, proposed director or any associate or affiliate of an informed person or proposed director of ours had a material interest, direct or indirect, in any transaction or proposed transaction since January 1, 2018 that materially affected or would materially affect us. An “informed person” means, among others, (i) a director or executive officer of the Corporation or of a subsidiary of the Corporation; or (ii) any person or company who beneficially owns, or controls or directs, directly or indirectly, voting securities of the Corporation or a combination of both carrying more than 10% of the voting rights attached to all outstanding voting securities of the Corporation other than voting securities held by the person or company as underwriter in the course of a distribution.

INTERESTS OF CERTAIN PERSONS AND
COMPANIES IN MATTERS TO BE ACTED UPON

Management is not aware of any material interest, direct or indirect, of any director or nominee for director, executive officer or any associate or affiliate of any of the foregoing in any matter to be acted on at the Meeting.

CORPORATE GOVERNANCE DISCLOSURE

Corporate governance relates to the activities of the Board, the members of which are elected by and accountable to the Shareholders, and accounts for the role of management who are appointed by the Board and charged with our day to day management. The Board and senior management consider good corporate governance to be central to our effective and efficient operations. National Instrument 58-101 Disclosure of Corporate Governance Practices, or NI 58-101, requires us to disclose annually in our Circular certain information concerning its corporate governance practices, as set forth below.

Board of Directors

The Board facilitates its exercise of independent supervision over our management through a combination of formal meetings of the Board and informal discussions amongst Board members. The corporate governance and nominating committee oversees all governance matters and looks to our management to keep it apprised of all significant developments affecting the Corporation and its operations. All major acquisitions, dispositions, investments and contracts and other significant matters outside the ordinary course of our business are subject to approval by the Board.

During the most recently completed financial year ended December 31, 2018, the Board held six formal Board meetings. The remaining decisions during the year were passed by written resolution following informal discussions amongst the directors and management.

The Board functions independently as a majority of the members of the Board are not involved in management. Also, when appropriate, the Board excuses management from meetings and conducts business and makes decisions exclusive of management. During 2018, five such in-camera sessions were held. In addition, each committee of the Board is comprised of independent directors who also periodically hold in-camera sessions.

We have written descriptions of the roles of the Board chair, each of the Board committee chairs and the Chief Executive Officer. The responsibilities of the chair of the Board includes: (i) chairing meetings of the Board; (ii) in consultation with Board members and the Chief Executive Officer, set the agendas for the meetings of the Board; (iii) in collaboration with the chairs of the Board committees and the Chief Executive Officer, ensure that agenda items for all committee meetings are ready for presentation and that adequate information is distributed to members in advance of such meetings in order that members may properly inform themselves on matters to be acted upon; (iv) assigning work to members; (v) acting as liaison and maintaining communication with the Chief Executive Officer and Board members to optimize and co-ordinate input from directors, and to optimize the effectiveness of the Board and its committees; and (vi) providing leadership to the Board with respect to its functions and mandate.

The Board has a written mandate called the Corporate Governance Guidelines to provide a concise description of the corporate governance obligations, principles and practices of our Board. A copy of these guidelines is attached to this Circular as Schedule A. The core responsibilities of the Board include: CEO and key executive officer selection; the creation of a culture of integrity throughout the organization; adopting a strategic planning process and understanding and approving Corporation strategy, annual budgets and business plans; overseeing major investments, capital expenditures and acquisitions; the identification of the principal risks of the issuer's business, and ensuring the implementation of appropriate systems to manage these risks; establishing officer and Board compensation; succession planning; adopting a communication policy; overseeing the adequacy and effectiveness of the Corporation’s system of internal control over financial reporting and disclosure controls and procedures; and developing the Corporation’s approach to corporate governance, including developing a set of corporate governance principles and guidelines. The Board delineates its role and responsibilities by overseeing the conduct of the business of the Corporation and the activities of management who are responsible for the day-to-day conduct of the business of the Corporation. The Board further operates by delegating certain of its authorities to management and by reserving certain powers to itself. The Board retains the responsibility of managing its own affairs including selecting its chair, nominating candidates for election to the Board, constituting committees of the full Board and determining compensation for the directors. Subject to the articles and bylaws of the Corporation, the Board may constitute, seek the advice of and delegate powers, duties and responsibilities to committees of the Board. Each of the committees of the Board has a charter which sets out the responsibilities of the committee and the role of the chair of each committee.

Board Composition; Term of Office

Our Board currently consists of seven members (six of whom will stand for re-election at the Meeting). Our directors are elected at each annual general meeting of our Shareholders and serve until their successors are elected or appointed, unless their office is vacated earlier. Our current Board was elected at the annual general meeting of shareholders on June 1, 2018.

Director Independence

As a foreign private issuer, under the listing requirements and rules of the NASDAQ, we are not required to have independent directors on our Board, except to the extent that our audit committee is required to consist of independent directors, subject to certain phase-in schedules. Nevertheless, our Board has undertaken a review of the independence of the directors and considered whether any director has a material relationship with us that could compromise his or her ability to exercise independent judgment in carrying out his or her responsibilities. Our Board determined that six of our seven directors are “independent” directors as defined under Ontario Securities Commission National Instrument 52-110 - Audit Committees (“NI 52-110”), and current rules and regulations of the SEC and the listing standards of the NASDAQ. In making these determinations, our Board considered the current and prior relationships that each non-employee director has with our company and all other facts and circumstances that our Board deemed relevant in determining their independence. Mr. Stiernholm is not independent by virtue of being the CEO of the Corporation.

Board and Committee Meetings Held for the Year Ended December 31, 2018

Type of Meeting	Number of Meetings	Date of Meetings
Board of Directors	6	Feb 1, Mar 8, May 9, May 10, Aug 29, Nov 8
Audit Committee	5	Mar 7, May 10, Aug 7, Nov 7, Nov 13
Corporate Governance and Nominating Committee	2	Mar 7, Nov 7
Compensation Committee	4	Jan 22, Mar 7, May 10, Nov 7
Total Meetings Held	17

Attendance of Directors for the Year Ended December 31, 2018

Director	Board Meetings Attended	Audit Committee Meetings Attended(1)	Corporate Governance Committee Meetings Attended (1)	Compensation Committee Meetings Attended (1)
Luke Beshar	6	5	—	—
Henry Friesen	4	2	1	—
Robert Kirkman	6	3(2)	—	4
Michael Moore	6	—	2	4
Thomas Reynolds	6	—	2	4
Niclas Stiernholm	6	—	—	—
Calvin Stiller	6	—	—	—
Helen Tayton- Martin	6	5	2	—

Notes:

(1)

Committee attendance results above are recorded only for committee members and the Chair of the board. If other non- committee members attend a committee meeting, their attendance is not recorded above.

(2)	Dr. Kirkman was not a member of the Audit Committee from March 29, 2018 to October 31, 2018.

Directorships

Certain of the directors are also directors (or equivalent) of other reporting issuers as set forth below:

Director	Company
Mr. Luke Beshar	REGENXBIO Inc., Artara Therapeutics Inc.
Dr. Thomas Reynolds	MEI Pharma, Inc.
Dr. Calvin Stiller	Mercal Capital Corporation, Percy Street Capital Corporation

Orientation and Continuing Education

We have a formal onboarding process for new directors. The onboarding process includes suggested reading for the new director, such as corporate documents and other briefing materials; an initial orientation session; follow-up one-on-one meetings with key personnel in the organization; and sponsorship of the new director by an existing corporate governance and nominating committee member to assist with integration. New directors are provided with relevant information including our publicly filed documents, business plans and budgets, corporate policies, technical reports, financial information, and recent board and corporate governance materials. Directors are encouraged to ask questions and communicate with management, auditors and technical consultants to keep themselves current with industry trends and developments and changes in legislation.

Continuing education is an important compliance requirement to promote the competence and integrity of Board members. We have a continuing education program in place for our Board which is reviewed annually by the corporate governance and nominating committee to include relevant educational materials. The corporate governance and nominating committee verifies annually that Board members have reviewed the continuing education materials.

Ethical Business Conduct

Ethical business behavior is of great importance to the Board and management. We have instituted policies on disclosure, insider trading as well as a whistleblower policy for all personnel to report any fraudulent or illegal acts on an anonymous basis directly to the audit committee chair. The Board has also adopted a Code of Business Conduct and Ethics, or Code, intended to document the principles of conduct and ethics to be followed by our employees, officers and directors. A copy of our Code can be obtained under our profile on www.sedar.com, on our website at www.trilliumtherapeutics.com, or by written request to our Chief Financial Officer, at 2488 Dunwin Drive, Mississauga, Ontario L5L 1J9. The directors of the Corporation encourage and promote an overall culture of ethical business conduct by promoting compliance with applicable laws, rules and regulations, providing guidance to employees, directors and officers to help them recognize and deal with ethical issues, promoting a culture of open communication, honesty and accountability and ensuring awareness of disciplinary action for violations of ethical conduct.

As some of our directors also serve as directors and officers of other companies engaged in similar activities, the Board must comply with the conflict of interest provisions of the OBCA, as well as the relevant securities regulatory instruments, in order to ensure that directors exercise independent judgment in considering transactions and agreements in respect of which a director or officer has a material interest. Any director would be required to declare the nature and extent of his interest and would not be entitled to vote at meetings which involve such conflict.

Nomination of Directors

In connection with the nomination or appointment of individuals as directors, the Board is responsible for: (i) considering what competencies and skills the Board, as a whole, should possess; (ii) assessing what competencies and skills each existing director possesses; and (iii) considering the appropriate size of the Board, with a view to facilitating effective decision making, all with regard to their diversity, gender, age, expertise, time availability and experience (industry, professional and public service). The Board will consider the advice and input of the CGN Committee. See “Corporate Governance Disclosure - Corporate Governance and Nominating Committee” below for further details regarding such committee, including its members and responsibilities.

Corporate Governance and Nominating Committee

Our corporate governance and nominating committee shall be composed of at least two members of our Board, all of whom are “independent directors” within the meaning of NASDAQ Rule 5605(a)(2). In affirmatively determining the independence of any member of our corporate governance and nominating committee, our Board must consider all factors specifically relevant to determining whether a director has a relationship to us that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.

All members of our corporate governance and nominating committee shall be “independent” as contemplated in NI 58-101, such that all members of our corporate governance and nominating committee will have no direct or indirect relationship with us that could, in the view of our Board, be reasonably expected to interfere with the exercise of his or her independent judgment.

The purpose of our corporate governance and nominating committee is to:

•	assist our Board in identifying prospective director nominees and recommend to our Board the director nominees for each annual meeting of shareholders;

•	recommend members for each Board committee;

•	ensure that our Board is properly constituted to meet its fiduciary obligations to the Corporation and its shareholders and that we follow appropriate governance standards;

•	develop and recommend to our Board governance principles applicable to us;

•	oversee the succession planning for senior management; and

•	oversee the evaluation of our Board and management.

Our current corporate governance and nomination committee members are Dr. Thomas Reynolds (Chair), Dr. Michael Moore and Dr. Calvin Stiller. Dr. Calvin Stiller was appointed to the corporate governance and nomination committee on May 10, 2019 in replacement of Dr. Helen Tayton-Martin. Our Board has determined that each member of our corporate governance and nomination committee is independent within the meaning of such term in the rules of the NASDAQ and Canadian provincial securities regulatory authorities.

Compensation Committee

Our compensation committee is required to be composed of at least two members of our Board, all of whom who are considered “independent” of our management in accordance with the provisions of Rule 10C-1(b)(1) under the Exchange Act and NASDAQ Rule 5605(a)(2) and 5605(d)(2)(A). In affirmatively determining the independence of any member of our compensation committee, our Board must consider all factors specifically relevant to determining whether a director has a relationship to the Corporation that is material to that director’s ability to be independent from management in connection with the duties of a compensation committee member, including, but not limited to: (i) the source of compensation of such director, including any consulting, advisory or other compensatory fee paid by the Corporation to such director; and (ii) whether such director is affiliated with the Corporation, a subsidiary of the Corporation or an affiliate of a subsidiary of the Corporation.

Our compensation committee is required to ensure that the compensation programs and values transferred to management through cash pay, share and share-based awards, whether immediate, deferred, or contingent are fair and appropriate to attract, retain and motivate management and are reasonable in view of company economics and of the relevant practices of other similar companies. Our compensation committee recommends to our Board compensation arrangements for Board members.

Our current compensation committee members are Luke Beshar (Chair), Dr. Michael Moore and Dr. Helen Tayton-Martin. Luke Beshar was appointed as the Chair of the Compensation Committee on May 10, 2019 in replacement of Dr. Robert Kirkman, who was appointed as Executive Chairman of the Corporation on April 29, 2019. Also, Dr. Helen Tayton-Martin was appointed to the compensation committee on May 10, 2019 in replacement of Dr. Thomas Reynolds. Our Board has determined that each member of our compensation committee is independent within the meaning of such term in the rules of the NASDAQ, the SEC and Canadian provincial securities regulatory authorities.

Audit Committee

The audit committee is currently comprised of Luke Beshar (Chair), Dr. Helen Tayton-Martin and Dr. Thomas Reynolds. Dr. Thomas Reynolds was appointed to the audit committee on May 10, 2019 in replacement of Dr. Robert Kirkman who was appointed as Executive Chairman of the Corporation on April 29, 2019. Each member of the audit committee is (a) an “Independent Director,” as defined in NASDAQ Rule 5605(a)(2), and (b) “independent” within the meaning of Rule 10A-3 under the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”) and the determination of independence will be affirmatively made by our Board annually, provided that our Board may elect to take advantage of any exemption from such requirements provided in the rules of the NASDAQ or the Exchange Act. In addition, each member of the audit committee is an independent and non-executive directors of the Corporation and meets the independence and financial literacy requirements of NI 52-110.

For further information regarding the audit committee, see the Corporation’s annual information form incorporated by reference into the annual report on Form 20-F for the financial year ended December 31, 2018 (the “Form 20-F”), under the heading, “Audit Committee Information”. The Form 20-F is available on SEDAR at www.sedar.com. The Corporation will, upon request at 2488 Dunwin Drive, Mississauga, Ontario L5L 1J9, Attention: Chief Financial Officer, promptly provide a copy of the Form 20-F free of charge to any securityholder of the Corporation.

Other Committees

We may establish special committees from time to time to deal with specific matters.

Assessments

The Board has developed a questionnaire to be completed by each director on an annual basis for the purpose of formally assessing the effectiveness of the Board as a whole, committees of the Board, and the contribution of individual directors.

These questionnaires, and the issues arising therefrom, are intended to be reviewed and assessed by the chair on an annual basis or more frequently from time to time as the need arises.

The chair takes appropriate action as required based on the results obtained.

Director Tenure

Each of the persons elected as a director at the Meeting will serve until the close of our next annual meeting or until his or her successor is elected or appointed. The Board has not adopted a term limit for directors. The Board believes that the imposition of director term limits on a Board may discount the value of experience and continuity amongst Board members and runs the risk of excluding experienced and potentially valuable Board members. The Board relies on an annual director assessment procedure in evaluating Board members and believes that it can best strike the right balance between continuity and fresh perspectives without mandated term limits.

Diversity

The corporate governance and nominating committee encourages diversity in the composition of the Board and requires periodic review of the composition of the Board as a whole to recommend, if necessary, measures to be taken so that the Board reflects the appropriate balance of diversity, knowledge, experience, skills and expertise required for the Board as a whole. Accordingly, while the Board has not adopted a written policy nor targets relating to the identification and nomination of women directors, the Board does take into consideration a nominee’s potential to contribute to diversity within the Board. Given that diversity is part of determining the overall balance, which includes gender, and that the chair assesses the results of director assessment questionnaires on a regular basis, the Board has not adopted a gender specific policy target. The Board is currently comprised of six male directors and one female director (14%, assuming the proposed seven director nominees are elected at the Meeting).

Consistent with our approach to diversity at the Board level, our hiring practices include consideration of diversity across a number of areas, including gender. Of our 55 employees (excluding the executive team) as of December 31, 2018, 40 employees (or 73%) are women. As of December 31, 2018, two of the five (or 40%) of our executive officer positions are held by women. We do not have a target number of women executive officers. Given the small size of our executive team, we believe that implementing targets would not be appropriate. However, in our hiring practices, we consider the level of representation of women in executive officer positions.

ADDITIONAL INFORMATION

Additional information relating to us can be found on SEDAR at www.sedar.com. Financial information is provided in the 2018 Financial Statements and the related Management’s Discussion and Analysis (“MD&A”). Each of these documents is available on SEDAR at www.sedar.com and incorporated herein by reference.

Copies of these consolidated financial statements and MD&A may be obtained (in some cases upon payment of a reasonable charge if the request is made by a person or company that is not a security holder of ours) upon written request to James Parsons, Chief Financial Officer, at: Trillium Therapeutics Inc., 2488 Dunwin Drive, Mississauga, Ontario L5L 1J9.

DIRECTORS’ APPROVAL

The contents and the sending of this Circular have been approved by the directors, and this Circular has been sent (or made available to) each director of the Corporation, each shareholder entitled to notice of the Meeting and the auditors of the Corporation.

DATED the 17th day of May, 2019.

BY ORDER OF THE BOARD OF DIRECTORS

“Dr. Robert Kirkman”

Dr. Robert Kirkman
Chair

Schedule A

TRILLIUM THERAPEUTICS INC.
CORPORATE GOVERNANCE GUIDELINES

PURPOSE

The purpose of these Corporate Governance Guidelines (“Guidelines”) is to provide a concise description of the corporate governance obligations, principles and practices of the Board of Directors (the “Board”) of Trillium Therapeutics Inc. (the “Company”). These Guidelines should be interpreted in the context of all applicable laws and the Company’s articles of incorporation, bylaws and other corporate governance documents.

MANDATE OF THE BOARD

The business and affairs of the Company are managed under the direction of the Board, which is elected by the shareholders. The Board selects the senior management team, which is charged with the conduct of the Company’s business. The Board then acts as an advisor and counsel to senior management and monitors the senior management team’s performance.

The core responsibilities of the Board include:

  Chief Executive Officer (“CEO”) and key executive officer selection;

  the creation of a culture of integrity throughout the organization;

  adopting a strategic planning process and understanding and approving Company strategy, annual budgets and business plans;

  overseeing major investments, capital expenditures and acquisitions;

  the identification of the principal risks of the issuer's business, and ensuring the implementation of appropriate systems to manage these risks;

  establishing officer and Board compensation;

  succession planning;

  adopting a communication policy;

  overseeing the adequacy and effectiveness of the Company’s system of internal control over financial reporting and disclosure controls and procedures; and

  developing the Company’s approach to corporate governance, including developing a set of corporate governance principles and guidelines.

The Board should exercise objectivity and autonomy and make independent, informed decisions. The Board should possess and develop the knowledge and expertise to provide effective oversight. The Board should display the character, integrity, and will to assert their points of view, and demonstrate loyalty exclusively to the Company and its shareholders in all matters pertaining to the Company. Finally, the Board should devote the time necessary to fulfill the legal, regulatory and stock exchange requirements imposed upon them.

COMPOSITION

1.

Board Chair and Membership. The chairperson of the Board (the “Chair”) will be appointed by and serve at the discretion of the Board and all members will serve at the pleasure of the Board, continuing as a member of the Board until resignation or replacement.

The designation of the Chair shall occur annually at the first meeting of the Board after a meeting of shareholders at which Directors are elected. If the Chair is not so designated, the Director who is then serving as Chair shall continue as Chair until his or her successor is appointed.

2.

Board Composition. The Board is composed of qualified individuals, a majority of whom are independent and free from conflicts of interest, who have and will devote the necessary time to fulfill their responsibilities, and who are able to understand the issues facing the Company, challenge management with tough questions and goals, and take action when needed.

3.

Independence of Non-employee Directors. An “Independent Director” is one who has no relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. An Independent Director also meets the definition of independence set forth in applicable Ontario Securities Commission, Securities and Exchange Commission, Toronto Stock Exchange and the NASDAQ Stock Exchange LLC regulations, as applicable. With the exception of the Company’s Chief Executive Officer, if applicable, the Board shall be comprised entirely of Independent Directors. In addition, all members of the Audit Committee, the Compensation Committee, and the Corporate Governance and Nominating Committee shall be Independent Directors.

4.

Board Size. The number of directors does not exceed a number that can function efficiently as a body. The Corporate Governance and Nominating Committee considers and makes recommendations to the Board concerning the appropriate size and needs of the Board. The Corporate Governance and Nominating Committee considers candidates to fill new positions created by expansion and vacancies that may occur.

5.

Director Compensation and Share Ownership. Only non-employee directors receive payment for serving on the Board. The Company’s director compensation policies ensure a meaningful financial stake in the Company by its directors.

6.

Resignation for Majority Withheld Vote. The Company has a Majority Voting Policy for the election of directors pursuant to which any nominee in an uncontested election who receives more “withheld” votes than in favour must immediately tender his or her resignation. In connection therewith, the Corporate Governance and Nominating Committee shall consider such offer of resignation and recommend whether or not to accept it.

OPERATION OF THE BOARD

1.

Board Committees. It is the general policy of the Company that all major Board decisions are considered by the Board as a whole, but that certain decisions are specifically delegated to committees as set forth in the committee charters, which charters are approved by the Board and made public on the Company website. The Board currently has three standing committees to assist the Board in discharging its responsibilities: Audit Committee, Compensation Committee, and Corporate Governance and Nominating Committee. The committees report regularly to the full Board.

2.

Special Board Committees. From time to time, a special committee, sometimes called an ad hoc committee, may be established by the Board to perform some specific task(s). The Board appoints special committees, and sets membership and goals, upon the recommendation of the Chair of the Board. Upon completion of the special committee’s assignment(s), the special committee shall present a final report to the Board at which time it will be automatically dissolved.

2

3.

Rotation of Committee Members. The Corporate Governance and Nominating Committee will recommend, and the Chair of the Board will consider, rotating committee members from time to time. In addition, to the extent practical, the Chair will endeavor to rotate committee chairs every three to five years, with the expectation that a new Chair will have served on the committee before becoming Chair of said committee.

4.

Master Agenda. Annually, the Board and each committee agree upon a meeting schedule and tentative agenda for the upcoming year. Agenda items are added and deleted over the coming year at the members’ requests and as business developments warrant. The Chair sets the agenda for Board meetings with the understanding that the Board is responsible for providing suggestions for agenda items that are aligned with the advisory and monitoring functions of the Board. Agenda items that fall within the scope of responsibilities of a committee are reviewed with the Chair of the committee. Any member of the Board may request that an item be included on the agenda. The Chair of the committee sets the agenda for committee meetings in consultation with the Chair, appropriate members of management, and the committee members.

5.

Board Agenda Items and Time Allocation. Agenda items are designated by the Chair of the Board, the CEO, management, or others as determined by the Chair. Individual directors may add topics to the agenda by contacting the Chair.

6.

Committee Agenda Items. Committee chairs are responsible to set agenda items for each committee meeting. The Secretary shall solicit agenda topics from each Chair and committee members may add topics to the agenda by contacting the committee Chair.

7.	Meeting Frequency and Length. The frequency and length of meetings of the Board and each committee is determined by the Chair of the Board or the committee Chair.

8.

Attendance. Directors are expected to attend (in person or telephonically) all scheduled Board and applicable committee meetings but are not required to attend the Company’s Annual Meeting of Shareholders. In no event should a director attend less than 75% of the meetings. Directors are expected to participate in the entire meeting and to review all meeting materials in advance. The Board holds at least four scheduled meetings each year. The Board’s committees also have regularly scheduled meetings throughout the year. The Board and its committees hold additional meetings on an as-needed basis, and directors are expected to attend these meetings whenever possible.

9.

Attendance of Non-Directors at Meetings. It is appropriate for non-board members who are invited by the Chair of the Board, CEO or committee Chair, to attend Board and committee meetings, except during Executive Sessions.

10.

Board Materials. Materials related to agenda items are provided to directors sufficiently in advance of meetings to allow the directors to prepare for discussion of the items at the meeting. Generally, presentations on specific subjects will be sent to the directors in advance to save time at Board meetings and focus discussion on the Board’s questions. On those occasions in which the subject matter is extremely sensitive, the presentation will be discussed only at the meeting.

11.

Executive Sessions. “Executive Sessions” (defined as a meeting comprised solely of Independent Directors) will be led by the Chair of the Board and shall be held regularly, but in all cases at least four (4) times a year. At the Executive Sessions, the Independent Directors may consider such items as they determine in their discretion, including, without limitation, the report of the independent auditor, the criteria upon which the performance of the CEO are based, the performance of the CEO against such criteria, the compensation of the CEO and other members of the executive team, and any other relevant matters.

AUTHORITY AND RESPONSIBILITIES OF THE BOARD

1.

Selection of Chair. The Board has the responsibility to select its Chair. The Chair has the responsibility for managing the Board. The Chair must be an Independent Director. The Chair has the responsibility for chairing Executive Sessions, and shall serve as a liaison between Independent Directors and the CEO. The Chair shall also provide feedback to the CEO from the meetings of the Independent Directors. The Chair and the CEO may not be the same person.

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2.

Selection of Chief Executive Officer. The Board has the responsibility to select the CEO. The CEO has the responsibility for managing the Company. The Board together with the CEO shall develop and maintain a position description for the CEO.

3.

Corporate Performance Goals and Annual Evaluation. The Board is responsible for setting performance goals for the Company and for evaluating its performance against such goals. The Compensation Committee administers the process by meeting annually with management to receive recommendations concerning such goals.

4.

Director Access to Corporate and Independent Advisors. Board members have free access to all members of the executive team, but they should endeavor to inform the CEO and the Chair of the Board of any communications. The CEO has been designated as liaison between management and directors to ensure that the role between Board oversight and management operations is respected. The Board and any of its committees may consult with independent legal, financial and accounting advisors to assist in their duties to the Company and its shareholders.

5.

Board Interaction with Outside Stakeholders. The CEO is responsible for establishing effective communications with the Company’s stakeholder groups, i.e. shareholders, customers, company associates, communities, suppliers, creditors, governments and corporate partners. It is the policy of the Company that management speaks for the Company. This policy does not preclude outside directors from meeting with stakeholders, but directors must inform the CEO of any communications. It is suggested that in the majority of circumstances any such meeting be held with the CEO present.

6.

Shareholder Nominated Proposals. To the extent a shareholder complies with the Company’s bylaws and all applicable regulations to submit a proposal to the Company for inclusion in the Company's proxy statement, then

a. a majority of independent directors shall review the proposal to determine whether it is in the best interests of the Company and its shareholders; and

b. a majority of independent directors shall recommend for or against such proposal (or take no position) and provide the reason for such recommendation (if any) in the proxy statement.

7.

Membership on Other Boards. Directors, officers, or other Company employees may wish to serve on boards of other public, private, or non-profit organizations. Such service is often in the best interests of the Company and the individual, but the Company must protect against conflicts of interest and on limiting demands on the person’s time. Therefore, the person wishing to serve on another board: (a) if a director of the Company, must notify the Corporate Governance Committee who will review the situation and make a recommendation to the full Board; (b) if an executive officer, must receive prior approval of the Board; and (c) if another officer or a non-officer employee, must receive prior approval of the CEO. In any event, a director shall not serve on more than five public company boards and an executive officer of a public company, shall not sit on more than three public company boards.

8.

Change in Responsibility of Directors. A director who changes his/her full-time responsibility should inform the Board. The Board shall determine whether such change in responsibilities will impair the director’s ability to effectively serve on the Board. The Board should review the continued appropriateness of the Board membership under these circumstances. If the Board reasonably and in good faith determines that it would be inappropriate for a director to continue to serve, the director shall volunteer to resign from the Board.

9.	Code of Conduct. The Board shall adopt and maintain a written Code of Business Conduct and Ethics governing the activities of the Company.

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10.

Strategic Planning. The Board views involvement in strategic planning and approval of the Company’s long- term strategic plan as important responsibilities and shall conduct a strategic planning meeting at least annually.

11.	Annual Review of Corporate Governance Guidelines. These Guidelines are reviewed by the Board at least annually.

SELECTION OF THE BOARD

1.

Director Qualification Standards. Directors are to possess the highest personal and professional ethics, and must be committed to representing the long-term interests of the shareholders. Directors shall devote sufficient time to carrying out their duties and responsibilities effectively, and be committed to serve on the Board for an extended period of time.

2.

Director Selection Process. The Board is responsible for selecting new members to join the Board and generally will appoint a new member to fill a vacant seat and to stand for election at the next Annual Meeting of Shareholders. The Board delegates the screening process involved in such selection to the Corporate Governance and Nominating Committee with direct input from the Chair, the CEO, and such other Independent Directors and executive officers as the Corporate Governance and Nominating Committee deems appropriate. Shareholders may propose nominees for consideration by the Corporate Governance and Nominating Committee by submitting names and supporting information to the Secretary of the Company in accordance with the deadlines and procedures set forth in the Company's Bylaws and all applicable rules and regulations.

ROLE OF THE CHAIR

The Chair’s primary role is to ensure that the Board of Directors functions properly, meets its obligations and responsibilities, fulfills its purpose and that its organization and mechanisms are in place and working effectively. More specifically, the Chair shall:

1.	Chair meetings of the Board of Directors;

2.	In consultation with Board members and the Chief Executive Officer set the agendas for the meetings of the Board of Directors;

3.

In collaboration with the Chairs of the Board Committees and the Chief Executive Officer, ensure that agenda items for all Committee meetings are ready for presentation and that adequate information is distributed to members in advance of such meetings in order that members may properly inform themselves on matters to be acted upon;

4.	Assign work to members;

5.

Act as liaison and maintain communication with the Chief Executive Officer and Board members to optimize and co-ordinate input from directors, and to optimize the effectiveness of the Board of Directors and its Committees; and

6.	Provide leadership to the Board of Directors with respect to its functions and mandate.

BOARD AND CEO EVALUATION, EDUCATION AND SUCCESSION

1.

Director Orientation and Continuing Education. The Board strongly encourages directors to participate in continuing education programs. The Secretary of the Company is responsible for creating and coordinating an orientation program that includes interaction with management and materials for new directors that make them familiar with the Company’s vision, core values, financial matters, corporate governance practices, the nature and operation of the Company's business and other key policies and practices.

5

2.

CEO Performance Goals and Annual Evaluation and Compensation. The Board is responsible for setting and approving the corporate goals and objectives of the CEO and for evaluating his or her performance against such goals. The Compensation Committee administers the process by meeting annually with the CEO to receive his or her recommendations concerning such goals. Both the goals and the evaluation are considered by the Independent Directors of the Board at an Executive Session wherein CEO compensation is approved.

3.	Management Succession and Development. The Board oversees plans for CEO and senior management succession. When appropriate, the Board shall replace the CEO and/or other officers.

4.

Annual Performance Evaluation. The Board of Directors conducts an annual self-evaluation to assess the contribution of the Board, its committees and each individual director, and to determine whether the Board, its committees and each director is functioning effectively. Results of the self-assessment will be collected and summarized by the Company’s counsel. The Chair of the Board and the Corporate Governance and Nominating Committee monitors the mix of skills and experience that directors bring to the Board. The Corporate Governance and Nominating Committee recommends a process for the self-evaluation, which focuses on the contribution to the Company by the Board, its committees and each individual director and on areas in which the Board believes that improvements should be made.

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1

Schedule B

PROPOSED ARTICLES

TRILLIUM THERAPEUTICS INC.

Continuation Number: BC__________________________

(the “Company”)

ARTICLES

2

3

.

4

5

6

7

8

24.	Notices		31

	24.1	Method of Giving Notice	31

	24.2	Deemed Receipt of Mailing	32

	24.3	Certificate of Sending	32

	24.4	Notice to Joint Shareholders	32

	24.5	Notice to Trustees	32

25.	Seal		32

	25.1	Who May Attest Seal	32

	25.2	Sealing Copies	33

	25.3	Mechanical Reproduction of Seal	33

26.	Prohibitions		33

	26.1	Definitions	33

	26.2	Application	34

	26.3	Consent Required for Transfer of Shares or Designated Securities	34

27.	Special Rights and Restrictions Attaching to Classes of Shares		34

	27.1	Common Shares - The Common Shares without par value shall confer on the holders thereof and shall be subject to the following special rights and restrictions:	34

	27.2	Class B Shares - The Class B Shares without par value shall confer on the holders thereof and shall be subject to the following special rights and restrictions:	34

	27.3	First Preferred Shares - The rights, privileges, restrictions and conditions attaching to the First Preferred Shares are as follows:	35

	27.4	Series I Non-Voting Convertible First Preferred Shares - The rights, privileges, restrictions and conditions attaching to the Series I Non-Voting Convertible First Preferred Shares are as follows:	35

	27.5	Series II Non-Voting Convertible First Preferred Shares - The rights, privileges, restrictions and conditions attaching to the Series II Non-Voting Convertible First Preferred Shares are as follows:	41

TRILLIUM THERAPEUTICS INC.

Continuation Number: BC____________________

(the “Company”)

ARTICLES

The Company has as its articles the following Articles:

1.            Interpretation

1.1          DEFINITIONS

In these Articles, unless the context otherwise requires:

(a)	“board of directors”, “directors” and “board” mean the directors or sole director of the Company for the time being;

(b)

“Business Corporations Act” means the Business Corporations Act (British Columbia) from time to time in force and all amendments thereto and includes all regulations and amendments thereto made pursuant to that Act;

(c)	“legal personal representative” means the personal or other legal representative of the shareholder;

(d)	“registered address” of a shareholder means the shareholder’s address as recorded in the central securities register;

(e)	“seal” means the seal of the Company, if any.

1.2          BUSINESS CORPORATIONS ACT AND INTERPRETATION ACT DEFINITIONS APPLICABLE

The definitions in the Business Corporations Act and the definitions and rules of construction in the Interpretation Act, with the necessary changes, so far as applicable, and unless the context requires otherwise, apply to these Articles as if they were an enactment. If there is a conflict between a definition in the Business Corporations Act and a definition or rule in the Interpretation Act relating to a term used in these Articles, the definition in the Business Corporations Act will prevail in relation to the use of the term in these Articles. If there is a conflict between these Articles and the Business Corporations Act, the Business Corporations Act will prevail.

2.            Shares and Share Certificates

2.1          AUTHORIZED SHARE STRUCTURE

The authorized share structure of the Company consists of shares of the class or classes and series, if any, described in the Notice of Articles of the Company.

2.2          FORM OF SHARE CERTIFICATE

Each share certificate issued by the Company must comply with, and be signed as required by, the Business Corporations Act.

2.3          SHAREHOLDER ENTITLED TO CERTIFICATE OR ACKNOWLEDGMENT

Each shareholder is entitled, without charge, to:

(a)	one share certificate representing the shares of each class or series of shares registered in the shareholder’s name; or

(b)	a non-transferable written acknowledgment of the shareholder’s right to obtain such a share certificate;

provided that in respect of a share held jointly by several persons, the Company is not bound to issue more than one share certificate and delivery of a share certificate for a share to one of several joint shareholders or to one of the shareholders’ duly authorized agents will be sufficient delivery to all.

2.4          DELIVERY BY MAIL

Any share certificate or non-transferable written acknowledgment of a shareholder’s right to obtain a share certificate may be sent to the shareholder by mail at the shareholder’s registered address and neither the Company nor any director, officer or agent of the Company is liable for any loss to the shareholder because the share certificate or acknowledgement is lost in the mail or stolen.

2.5          REPLACEMENT OF WORN OUT OR DEFACED CERTIFICATE OR ACKNOWLEDGEMENT

If the directors are satisfied that a share certificate or a non-transferable written acknowledgment of the shareholder’s right to obtain a share certificate is worn out or defaced, they must, on production to them of the share certificate or acknowledgment, as the case may be, and on such other terms, if any, as they think fit:

(a)	order the share certificate or acknowledgment, as the case may be, to be cancelled; and

(b)	issue a replacement share certificate or acknowledgment, as the case may be.

2.6          REPLACEMENT OF LOST, STOLEN OR DESTROYED CERTIFICATE OR ACKNOWLEDGMENT

If a share certificate or a non-transferable written acknowledgment of a shareholder’s right to obtain a share certificate is lost, stolen or destroyed, a replacement share certificate or acknowledgment, as the case may be, must be issued to the person entitled to that share certificate or acknowledgment, as the case may be, if the directors receive:

(a)	proof satisfactory to them that the share certificate or acknowledgment is lost, stolen or destroyed; and

(b)	any indemnity the directors consider adequate.

2.7          SPLITTING SHARE CERTIFICATES

If a shareholder surrenders a share certificate to the Company with a written request that the Company issue in the shareholder’s name two or more share certificates, each representing a specified number of shares and in the aggregate representing the same number of shares as the share certificate so surrendered, the Company must cancel the surrendered share certificate and issue replacement share certificates in accordance with that request.

2.8          CERTIFICATE FEE

There must be paid to the Company, in relation to the issue of any share certificate under Articles 2.5, 2.6 or 2.7, the amount, if any and which must not exceed the amount prescribed under the Business Corporations Act, determined by the directors.

2.9          RECOGNITION OF TRUSTS

Except as required by law or statute or these Articles, no person will be recognized by the Company as holding any share upon any trust, and the Company is not bound by or compelled in any way to recognize (even when having notice thereof) any equitable, contingent, future or partial interest in any share or fraction of a share or (except as by law or statute or these Articles provided or as ordered by a court of competent jurisdiction) any other rights in respect of any share except an absolute right to the entirety thereof in the shareholder.

3.            Issue of Shares

3.1          DIRECTORS AUTHORIZED

Subject to the Business Corporations Act and the rights of the holders of issued shares of the Company, the Company may issue, allot, sell or otherwise dispose of the unissued shares, and issued shares held by the Company, at the times, to the persons, including directors, in the manner, on the terms and conditions and for the issue prices (including any premium at which shares with par value may be issued) that the directors may determine. The issue price for a share with par value must be equal to or greater than the par value of the share.

3.2          COMMISSIONS AND DISCOUNTS

The Company may at any time pay a reasonable commission or allow a reasonable discount to any person in consideration of that person purchasing or agreeing to purchase shares of the Company from the Company or any other person or procuring or agreeing to procure purchasers for shares of the Company.

3.3          BROKERAGE

The Company may pay such brokerage fee or other consideration as may be lawful for or in connection with the sale or placement of its securities.

3.4          CONDITIONS OF ISSUE

Except as provided for by the Business Corporations Act, no share may be issued until it is fully paid. A share is fully paid when:

(a)	consideration is provided to the Company for the issue of the share by one or more of the following:

(i)	past services performed for the Company;

(ii)	property;

(iii)	money; and

(b)	the value of the consideration received by the Company equals or exceeds the issue price set for the share under Article 3.1.

3.5          SHARE PURCHASE WARRANTS AND RIGHTS

Subject to the Business Corporations Act, the Company may issue share purchase warrants, options and rights upon such terms and conditions as the directors determine, which share purchase warrants, options and rights may be issued alone or in conjunction with debentures, debenture stock, bonds, shares or any other securities issued or created by the Company from time to time.

4.            Share Registers

4.1          CENTRAL SECURITIES REGISTER

As required by and subject to the Business Corporations Act, the Company must maintain in British Columbia a central securities register. The directors may, subject to the Business Corporations Act, appoint an agent to maintain the central securities register. The directors may also appoint one or more agents, including the agent which keeps the central securities register, as transfer agent for its shares or any class or series of its shares, as the case may be, and the same or another agent as registrar for its shares or such class or series of its shares, as the case may be. The directors may terminate such appointment of any agent at any time and may appoint another agent in its place.

4.2          CLOSING REGISTER

The Company must not at any time close its central securities register.

5.            Share Transfers

5.1          REGISTERING TRANSFERS

A transfer of a share of the Company must not be registered unless:

(a)	a duly signed instrument of transfer in respect of the share has been received by the Company;

(b)	if a share certificate has been issued by the Company in respect of the share to be transferred, that share certificate has been surrendered to the Company; and

(c)

if a non-transferable written acknowledgment of the shareholder’s right to obtain a share certificate has been issued by the Company in respect of the share to be transferred, that acknowledgment has been surrendered to the Company.

5.2          FORM OF INSTRUMENT OF TRANSFER

The instrument of transfer in respect of any share of the Company must be either in the form, if any, on the back of the Company’s share certificates or in any other form that may be approved by the directors from time to time.

5.3          TRANSFEROR REMAINS SHAREHOLDER

Except to the extent that the Business Corporations Act otherwise provides, the transferor of shares is deemed to remain the holder of the shares until the name of the transferee is entered in a securities register of the Company in respect of the transfer.

5.4          SIGNING OF INSTRUMENT OF TRANSFER

If a shareholder, or his or her duly authorized attorney, signs an instrument of transfer in respect of shares registered in the name of the shareholder, the signed instrument of transfer constitutes a complete and sufficient authority to the Company and its directors, officers and agents to register the number of shares specified in the instrument of transfer or specified in any other manner, or, if no number is specified, all the shares represented by the share certificates or set out in the written acknowledgments deposited with the instrument of transfer:

(a)	in the name of the person named as transferee in that instrument of transfer; or

(b)	if no person is named as transferee in that instrument of transfer, in the name of the person on whose behalf the instrument is deposited for the purpose of having the transfer registered.

5.5          ENQUIRY AS TO TITLE NOT REQUIRED

Neither the Company nor any director, officer or agent of the Company is bound to inquire into the title of the person named in the instrument of transfer as transferee or, if no person is named as transferee in the instrument of transfer, of the person on whose behalf the instrument is deposited for the purpose of having the transfer registered or is liable for any claim related to registering the transfer by the shareholder or by any intermediate owner or holder of the shares, of any interest in the shares, of any share certificate representing such shares or of any written acknowledgment of a right to obtain a share certificate for such shares.

5.6          TRANSFER FEE

There must be paid to the Company, in relation to the registration of any transfer, the amount, if any, determined by the directors.

6.            Transmission of Shares

6.1          LEGAL PERSONAL REPRESENTATIVE RECOGNIZED ON DEATH

In case of the death of a shareholder, the legal personal representative, or if the shareholder was a joint holder, the surviving joint holder, will be the only person recognized by the Company as having any title to the shareholder’s interest in the shares. Before recognizing a person as a legal personal representative, the directors may require proof of appointment by a court of competent jurisdiction, a grant of letters probate, letters of administration or such other evidence or documents as the directors consider appropriate.

6.2          RIGHTS OF LEGAL PERSONAL REPRESENTATIVE

The legal personal representative has the same rights, privileges and obligations that attach to the shares held by the shareholder, including the right to transfer the shares in accordance with these Articles, provided the documents required by the Business Corporations Act and the directors have been deposited with the Company.

7.            Purchase of Shares

7.1          COMPANY AUTHORIZED TO PURCHASE SHARES

Subject to Article 7.2, the special rights and restrictions attached to the shares of any class or series and the Business Corporations Act, the Company may, if authorized by the directors, purchase or otherwise acquire any of its shares at the price and upon the terms specified in such resolution.

7.2          PURCHASE WHEN INSOLVENT

The Company must not make a payment or provide any other consideration to purchase or otherwise acquire any of its shares if there are reasonable grounds for believing that:

(a)	the Company is insolvent; or

(b)	making the payment or providing the consideration would render the Company insolvent.

7.3          SALE AND VOTING OF PURCHASED SHARES

If the Company retains a share redeemed, purchased or otherwise acquired by it, the Company may sell, gift or otherwise dispose of the share, but, while such share is held by the Company, it:

(a)	is not entitled to vote the share at a meeting of its shareholders;

(b)	must not pay a dividend in respect of the share; and

(c)	must not make any other distribution in respect of the share.

8.            Borrowing

8.1          BORROWING POWERS

The Company, if authorized by the directors, may:

(a)	borrow money in the manner and amount, on the security, from the sources and on the terms and conditions that they consider appropriate;

(b)

issue bonds, debentures and other debt obligations either outright or as security for any liability or obligation of the Company or any other person and at such discounts or premiums and on such other terms as they consider appropriate;

(c)	guarantee the repayment of money by any other person or the performance of any obligation of any other person; and

(d)

mortgage, charge, whether by way of specific or floating charge, grant a security interest in, or give other security on, the whole or any part of the present and future assets and undertaking of the Company.

8.2          DELEGATION

The board of directors may from time to time delegate to a committee of the board of directors, a director or an officer of the Company or any other person as may be designated by the board of directors all or any of the powers conferred on the board of directors by Article 8 or by the Business Corporations Act to such extent and in such manner as the board of directors shall determine at the time of each such delegation.

9.            Alterations

9.1          ALTERATION OF AUTHORIZED SHARE STRUCTURE

Subject to Article 9.2 and the Business Corporations Act, the Company may by resolution of the board of directors:

(a)	create one or more classes or series of shares or, if none of the shares of a class or series of shares are allotted or issued, eliminate that class or series of shares;

(b)

increase, reduce or eliminate the maximum number of shares that the Company is authorized to issue out of any class or series of shares or establish a maximum number of shares that the Company is authorized to issue out of any class or series of shares for which no maximum is established; or

(c)	alter the identifying name of any of its shares.

Subject to Article 9.2 and the Business Corporations Act, the Company may by special resolution:

(d)	subdivide or consolidate all or any of its unissued, or fully paid issued, shares;

(e)	if the Company is authorized to issue shares of a class of shares with par value:

(i)	decrease the par value of those shares; or

(ii)	if none of the shares of that class of shares are allotted or issued, increase the par value of those shares;

(f)	change all or any of its unissued, or fully paid issued, shares with par value into shares without par value or any of its unissued shares without par value into shares with par value; or

(g)	otherwise alter its shares or authorized share structure when required or permitted to do so by the Business Corporations Act.

9.2          SPECIAL RIGHTS AND RESTRICTIONS

Subject to the Business Corporations Act, the Company may by special resolution:

(a)

create special rights or restrictions for, and attach those special rights or restrictions to, the shares of any class or series of shares, whether or not any or all of those shares have been issued; or

(b)	vary or delete any special rights or restrictions attached to the shares of any class or series of shares, whether or not any or all of those shares have been issued.

9.3          CHANGE OF NAME

The Company may by resolution of the board of directors authorize an alteration of its Notice of Articles in order to change its name or adopt or change any translation of that name.

9.4          OTHER ALTERATIONS

If the Business Corporations Act does not specify the type of resolution and these Articles do not specify another type of resolution, the Company may by special resolution alter these Articles.

10.          Meetings of Shareholders

10.1        ANNUAL GENERAL MEETINGS

Unless an annual general meeting is deferred or waived in accordance with the Business Corporations Act, the Company must hold its first annual general meeting within 18 months after the date on which it was incorporated or otherwise recognized, and after that must hold an annual general meeting at least once in each calendar year and not more than 15 months after the last annual reference date at such time and place as may be determined by the directors.

10.2        RESOLUTION INSTEAD OF ANNUAL GENERAL MEETING

(a)

If all the shareholders who are entitled to vote at an annual general meeting consent by a unanimous resolution under the Business Corporations Act to all of the business that is required to be transacted at that annual general meeting, the annual general meeting is deemed to have been held on the date of the unanimous resolution. The shareholders must, in any unanimous resolution passed under this Article 10.2(a), select as the Company’s annual reference date a date that would be appropriate for the holding of the applicable annual general meeting.

(b)

Pursuant to the Business Corporations Act, a resolution of shareholders consented to in writing by all of the shareholders entitled to vote on it, whether by signed document, fax, email, or any other method of transmitting legibly recorded messages, is as valid and effective as if it had been passed at a meeting of the shareholders duly called and held. A resolution passed in that manner is effective on the date stated in the resolution or on the latest date stated on any counterpart. A resolution of the shareholders passed in accordance with this Article 10.2(b) is deemed to be a proceeding at a meeting of shareholders and to be as valid and effective as if it had been passed at a meeting of the shareholders that satisfies all the requirements of the Business Corporations Act and all the requirements of these Articles relating to meetings of shareholders.

10.3        CALLING OF MEETINGS OF SHAREHOLDERS

The directors may, whenever they think fit, call a meeting of shareholders.

10.4        PLACE OF MEETING

Meetings of shareholders may be held within British Columbia or at any place outside British Columbia as the directors may determine from time to time.

10.5        NOTICE FOR MEETINGS OF SHAREHOLDERS

The Company must send notice of the date, time and location of any meeting of shareholders, in the manner provided in these Articles, or in such other manner, if any, as may be prescribed by ordinary resolution (whether previous notice of the resolution has been given or not), to each shareholder entitled to attend the meeting, to each director and to the auditor of the Company, unless these Articles otherwise provide, at least the following number of days before the meeting:

(a)	if and for so long as the Company is a public company, 21 days;

(b)	otherwise, 10 days.

10.6        RECORD DATE FOR NOTICE

The directors may set a date as the record date for the purpose of determining shareholders entitled to notice of any meeting of shareholders. The record date must not precede the date on which the meeting is to be held by more than two months or, in the case of a general meeting requisitioned by shareholders under the Business Corporations Act, by more than four months. The record date must not precede the date on which the meeting is held by fewer than:

(a)	if and for so long as the Company is a public company, 21 days;

(b)	otherwise, 10 days.

If no record date is set, the record date is 5 p.m. (Toronto Time) on the day immediately preceding the first date on which the notice is sent or, if no notice is sent, the beginning of the meeting.

10.7        RECORD DATE FOR VOTING

The directors may set a date as the record date for the purpose of determining shareholders entitled to vote at any meeting of shareholders. The record date must not precede the date on which the meeting is to be held by more than two months or, in the case of a general meeting requisitioned by shareholders under the Business Corporations Act, by more than four months. If no record date is set, the record date is 5 p.m. (Toronto time) on the day immediately preceding the first date on which the notice is sent or, if no notice is sent, the beginning of the meeting.

10.8        FAILURE TO GIVE NOTICE AND WAIVER OF NOTICE

The accidental omission to send notice of any meeting to, or the non-receipt of any notice by, any of the persons entitled to notice does not invalidate any proceedings at that meeting.

A meeting of shareholders may be held at any time and place permitted by the Business Corporations Act without notice or on shorter notice than that provided for herein, and proceedings thereat shall not be invalidated if:

(a)

all the shareholders entitled to vote thereat are present in person or represented by proxy (other than as expressly to object that the meeting is not lawfully called) or if those not present in person or represented by proxy waive notice before or after the meeting or the time prescribed for the notice thereof, in writing of such meeting being held, and

(b)

if the auditors and the directors are present or if those not present, waive notice of or otherwise consent to such meeting being held. At such a meeting any business may be transacted which the Company at a meeting of shareholders may transact. If the meeting is held at a place outside British Columbia, shareholders not present in person or represented by proxy, but who have waived notice of such meeting, shall also be deemed to have consented to the meeting being held at such place.

10.9        NOTICE OF SPECIAL BUSINESS AT MEETINGS OF SHAREHOLDERS

If a meeting of shareholders is to consider special business within the meaning of Article 11.1, the notice of meeting must:

(a)	state the general nature of the special business; and

(b)

if the special business includes considering, approving, ratifying, adopting or authorizing any document or the signing of or giving of effect to any document, have attached to it a copy of the document or state that a copy of the document will be available for inspection by shareholders:

(i)	at the Company’s records office, or at such other reasonably accessible location in British Columbia as is specified in the notice; and

(ii)	during statutory business hours on any one or more specified days before the day set for the holding of the meeting.

11.          Proceedings at Meetings of Shareholders

11.1        SPECIAL BUSINESS

At a meeting of shareholders, the following business is special business:

(a)	at a meeting of shareholders that is not an annual general meeting, all business is special business except business relating to the conduct of or voting at the meeting;

(b)	at an annual general meeting, all business is special business except for the following:

(i)	business relating to the conduct of or voting at the meeting;

(ii)	consideration of any financial statements of the Company presented to the meeting;

(iii)	consideration of any reports of the directors or auditor;

(iv)	the setting or changing of the number of directors;

(v)	the election or appointment of directors;

(vi)	the appointment of an auditor;

(vii)	the setting of the remuneration of an auditor;

(viii)	business arising out of a report of the directors not requiring the passing of a special resolution or an exceptional resolution; and

(ix)	any other business which, under these Articles or the Business Corporations Act, may be transacted at a meeting of shareholders without prior notice of the business being given to the shareholders.

11.2        SPECIAL MAJORITY

The majority of votes required for the Company to pass a special resolution at a meeting of shareholders is two-thirds of the votes cast on the resolution.

11.3        QUORUM

Subject to the Business Corporations Act, a quorum for the transaction of business at any meeting of shareholders shall be two or more persons present in person, each being a shareholder entitled to vote thereat, or a duly appointed proxy or proxy holder for an absent shareholder so entitled, holding or representing in the aggregate not less than 33 1/3% of the issued and outstanding shares of the Company. If a quorum is present at the opening of any meeting of shareholders, the shareholders present in person or represented by proxy may proceed with the business of the meeting notwithstanding that a quorum is not present throughout the meeting. If a quorum is not present at the opening of any meeting of shareholders, the shareholders present in person or represented by proxy may adjourn the meeting to a fixed time and place, but may not transact any other business.

11.4        ONE SHAREHOLDER MAY CONSTITUTE QUORUM

If there is only one shareholder entitled to vote at a meeting of shareholders:

(a)	the quorum is one person who is, or who represents by proxy, that shareholder, and

(b)	that shareholder, present in person or by proxy, may constitute the meeting.

11.5        OTHER PERSONS MAY ATTEND

The directors, the chief executive officer (if any), the president (if any), the secretary (if any), the assistant secretary (if any), any lawyer for the Company, the auditor of the Company and any other persons invited by the directors are entitled to attend any meeting of shareholders, but if any of those persons does attend a meeting of shareholders, that person is not to be counted in the quorum and is not entitled to vote at the meeting unless that person is a shareholder or proxy holder entitled to vote at the meeting.

11.6        REQUIREMENT OF QUORUM

No business, other than the election of a chair of the meeting and the adjournment of the meeting, may be transacted at any meeting of shareholders unless a quorum of shareholders entitled to vote is present at the commencement of the meeting, but such quorum need not be present throughout the meeting.

11.7        LACK OF QUORUM

If, within one-half hour from the time set for the holding of a meeting of shareholders, a quorum is not present:

(a)	in the case of a general meeting requisitioned by shareholders, the meeting is dissolved, and

(b)	in the case of any other meeting of shareholders, the meeting stands adjourned to the same day in the next week at the same time and place.

11.8        LACK OF QUORUM AT SUCCEEDING MEETING

If, at the meeting to which the meeting referred to in Article 11.7(b) was adjourned, a quorum is not present within one-half hour from the time set for the holding of the meeting, the person or persons present and being, or representing by proxy, one or more shareholders entitled to attend and vote at the meeting constitute a quorum.

11.9        CHAIR

The following individual is entitled to preside as chair at a meeting of shareholders:

(a)	the chair of the board, if any;

(b)	if the chair of the board is absent or unwilling to act as chair of the meeting, the chief executive officer, or president; or

(c)	such other person designated by the board of directors.

11.10      SELECTION OF ALTERNATE CHAIR

If, at any meeting of shareholders, the person appointed under Article 11.9 above is not present within fifteen (15) minutes after the time set for holding the meeting, or if such person is unwilling to act as chair of the meeting, or if such person has advised the secretary, if any, or any director present at the meeting, that such person will not be present at the meeting, the members of the board of directors present must choose: one of their number, a senior officer or counsel to the Company to chair the meeting or if the director, senior officer or counsel present declines to take the chair or if the board of directors fail to so choose or if no director, senior officer or counsel is present, the shareholders entitled to vote at the meeting who are present in person or by proxy may choose any person present at the meeting to chair the meeting.

11.11      ADJOURNMENTS

The chair of a meeting of shareholders may, and if so directed by the meeting must, adjourn the meeting from time to time and from place to place, but no business may be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place.

11.12      NOTICE OF ADJOURNED MEETING

If a meeting of shareholders is adjourned by one or more adjournments for an aggregate of less than 30 days it is not necessary to give notice of the adjourned meeting other than by announcement at the time of an adjournment. If a meeting of shareholders is adjourned by one or more adjournments for an aggregate of 30 days or more but not more than 90 days, notice of the adjourned meeting shall be given as for an original meeting but the management of the Company shall not be required to send a form of proxy in the form provided by the Business Corporations Act to each shareholder who is entitled to receive notice of the meeting.

11.13      DECISIONS BY SHOW OF HANDS OR POLL

Subject to the Business Corporations Act, every motion put to a vote at a meeting of shareholders will be decided on a show of hands unless a poll, before or on the declaration of the result of the vote by show of hands, is directed by the chair or demanded by at least one shareholder entitled to vote who is present in person or by proxy.

11.14      DECLARATION OF RESULT

The chair of a meeting of shareholders must declare to the meeting the decision on every question in accordance with the result of the show of hands or the poll, as the case may be, and that decision must be entered in the minutes of the meeting. A declaration of the chair that a resolution is carried by the necessary majority or is defeated is, unless a poll is directed by the chair or demanded under Article 11.13, conclusive evidence without proof of the number or proportion of the votes recorded in favour of or against the resolution.

11.15      MOTION NEED NOT BE SECONDED

No motion proposed at a meeting of shareholders need be seconded unless the chair of the meeting rules otherwise, and the chair of any meeting of shareholders is entitled to propose or second a motion.

11.16      CASTING VOTE

At any meeting of shareholders every question shall, unless otherwise required by the articles, be determined by a majority of the votes cast on the question. In case of an equality of votes either on a show of hands or on a ballot or on results of electronic voting, the chair of the meeting shall not be entitled to a second or casting vote.

11.17      MANNER OF TAKING POLL

Subject to Article 11.18, if a poll is duly demanded at a meeting of shareholders:

(a)	the poll must be taken:

(i)	at the meeting, or within seven days after the date of the meeting, as the chair of the meeting directs; and

(ii)	in the manner, at the time and at the place that the chair of the meeting directs;

(b)	the result of the poll is deemed to be the decision of the meeting at which the poll is demanded; and

(c)	the demand for the poll may be withdrawn by the person who demanded it.

11.18      DEMAND FOR POLL ON ADJOURNMENT

A poll demanded at a meeting of shareholders on a question of adjournment must be taken immediately at the meeting.

11.19      CHAIR MUST RESOLVE DISPUTE

In the case of any dispute as to the admission or rejection of a vote given on a poll, the chair of the meeting must determine the dispute, and his or her determination made in good faith is final and conclusive.

11.20      CASTING OF VOTES

On a poll, a shareholder entitled to more than one vote need not cast all the votes in the same way.

11.21      DEMAND FOR POLL

No poll may be demanded in respect of the vote by which a chair of a meeting of shareholders is elected.

11.22      DEMAND FOR POLL NOT TO PREVENT CONTINUANCE OF MEETING

The demand for a poll at a meeting of shareholders does not, unless the chair of the meeting so rules, prevent the continuation of a meeting for the transaction of any business other than the question on which a poll has been demanded.

11.23      RETENTION OF BALLOTS AND PROXIES

The Company must, for at least three months after a meeting of shareholders, keep each ballot cast on a poll and each proxy voted at the meeting, and, during that period, make them available for inspection during normal business hours by any shareholder or proxyholder entitled to vote at the meeting. At the end of such three month period, the Company may destroy such ballots and proxies.

12.          Votes of Shareholders

12.1        NUMBER OF VOTES BY SHAREHOLDER OR BY SHARES

Subject to any special rights or restrictions attached to any shares and to the restrictions imposed on joint shareholders under Article 12.3:

(a)	on a vote by show of hands, every person present who is a shareholder or proxy holder and entitled to vote on the matter has one vote; and

(b)

on a poll, every shareholder entitled to vote on the matter has one vote in respect of each share entitled to be voted on the matter and held by that shareholder and may exercise that vote either in person or by proxy.

12.2        VOTES OF PERSONS IN REPRESENTATIVE CAPACITY

A person who is not a shareholder may vote at a meeting of shareholders, whether on a show of hands or on a poll, and may appoint a proxy holder to act at the meeting, if, before doing so, the person satisfies the chair of the meeting, or the directors, that the person is a legal personal representative or a trustee in bankruptcy for a shareholder who is entitled to vote at the meeting.

12.3        VOTES BY JOINT HOLDERS

If there are joint shareholders registered in respect of any share:

(a)	any one of the joint shareholders may vote at any meeting, either personally or by proxy, in respect of the share as if that joint shareholder were solely entitled to it; or

(b)

if more than one of the joint shareholders is present at any meeting, personally or by proxy, and more than one of them votes in respect of that share, then only the vote of the joint shareholder present whose name stands first on the central securities register in respect of the share will be counted.

12.4        LEGAL PERSONAL REPRESENTATIVES AS JOINT SHAREHOLDERS

Two or more legal personal representatives of a shareholder in whose sole name any share is registered are, for the purposes of Article 12.3, deemed to be joint shareholders.

12.5        REPRESENTATIVE OF A CORPORATE SHAREHOLDER

If a corporation, that is not a subsidiary of the Company, is a shareholder, that corporation may appoint a person to act as its representative at any meeting of shareholders of the Company, and:

(a)	for that purpose, the instrument appointing a representative must:

(i)

be received at the registered office of the Company or at any other place specified, in the notice calling the meeting, for the receipt of proxies, at least the number of business days specified in the notice for the receipt of proxies, or if no number of days is specified, two business days before the day set for the holding of the meeting; or

(ii)	be provided, at the meeting, to the chair of the meeting or to a person designated by the chair of the meeting;

(b)	if a representative is appointed under this Article 12.5:

(i)

the representative is entitled to exercise in respect of and at that meeting the same rights on behalf of the corporation that the representative represents as that corporation could exercise if it were a shareholder who is an individual, including, without limitation, the right to appoint a proxy holder; and

(ii)	the representative, if present at the meeting, is to be counted for the purpose of forming a quorum and is deemed to be a shareholder present in person at the meeting.

Evidence of the appointment of any such representative may be sent to the Company by written instrument, fax or any other method of transmitting legibly recorded messages.

12.6        PROXY PROVISIONS DO NOT APPLY TO ALL COMPANIES

Article 12.12 does not apply to the Company if and for so long as it is a public company or a pre-existing reporting company which has the Statutory Reporting Company Provisions as part of its Articles or to which the Statutory Reporting Company Provisions apply. Articles 12.7 to 12.15 apply to the Company only insofar as they are not inconsistent with any applicable securities legislation and any regulations and rules made and promulgated under such legislation and all administrative policy statements, blanket orders and rulings, notices and other administrative directions issued by a securities commission or similar authorities appointed under that legislation.

12.7        APPOINTMENT OF PROXY HOLDERS

Every shareholder of the Company, including a corporation that is a shareholder but not a subsidiary of the Company, entitled to vote at a meeting of shareholders of the Company may, by proxy, appoint one or more (but not more than five) proxy holders to attend and act at the meeting in the manner, to the extent and with the powers conferred by the proxy.

12.8        ALTERNATE PROXY HOLDERS

A shareholder may appoint one or more alternate proxy holders to act in the place of an absent proxy holder.

12.9        WHEN PROXY HOLDER NEED NOT BE SHAREHOLDER

A person must not be appointed as a proxy holder unless the person is a shareholder, although a person who is not a shareholder may be appointed as a proxy holder if:

(a)	the person appointing the proxy holder is a corporation or a representative of a corporation appointed under Article 12.5;

(b)	the Company has at the time of the meeting for which the proxy holder is to be appointed only one shareholder entitled to vote at the meeting; or

(c)

the shareholders present in person or by proxy at and entitled to vote at the meeting for which the proxy holder is to be appointed, by a resolution on which the proxy holder is not entitled to vote but in respect of which the proxy holder is to be counted in the quorum, permit the proxy holder to attend and vote at the meeting.

12.10      DEPOSIT OF PROXY

A proxy for a meeting of shareholders must:

(a)

be received at the registered office of the Company or at any other place specified, in the notice calling the meeting, for the receipt of proxies, at least the number of business days specified in the notice, or if no number of days is specified, two business days before the day set for the holding of the meeting; or

(b)	unless the notice provides otherwise, be provided, at the meeting, to the chair of the meeting or to a person designated by the chair of the meeting.

A proxy may be sent to the Company by written instrument, fax or any other method of transmitting legibly recorded messages.

12.11      VALIDITY OF PROXY VOTE

A vote given in accordance with the terms of a proxy is valid notwithstanding the death or incapacity of the shareholder giving the proxy and despite the revocation of the proxy or the revocation of the authority under which the proxy is given, unless notice in writing of that death, incapacity or revocation is received:

(a)	at the registered office of the Company, at any time up to and including the last business day before the day set for the holding of the meeting at which the proxy is to be used; or

(b)	by the chair of the meeting, before the vote is taken.

12.12      FORM OF PROXY

A proxy, whether for a specified meeting or otherwise, must be either in the following form or in any other form approved by the directors or the chair of the meeting:

(NAME OF COMPANY) (the “Company”)
The undersigned, being a shareholder of the Company, hereby appoints [name] or, failing that person, [name], as proxy holder for the undersigned to attend, act and vote for and on behalf of the undersigned at the meeting of shareholders of the Company to be held on [month, day, year] and at any adjournment of that meeting.

Number of shares in respect of which this proxy is given (if no number is specified, then this proxy is given in respect of all shares registered in the name of the shareholder):

Signed [month, day, year]

_________________________________________________________________
[Signature of shareholder]

_________________________________________________________________
[Name of shareholder—printed]

12.13      REVOCATION OF PROXY

Subject to Article 12.14, every proxy may be revoked by an instrument in writing that is:

(a)	received at the registered office of the Company at any time up to and including the last business day before the day set for the holding of the meeting at which the proxy is to be used; or

(b)	provided, at the meeting, to the chair of the meeting.

12.14      REVOCATION OF PROXY MUST BE SIGNED

An instrument referred to in Article 12.13 must be signed as follows:

(a)	if the shareholder for whom the proxy holder is appointed is an individual, the instrument must be signed by the shareholder or his or her legal personal representative or trustee in bankruptcy;

(b)	if the shareholder for whom the proxy holder is appointed is a corporation, the instrument must be signed by the corporation or by a representative appointed for the corporation under Article 12.5.

12.15      PRODUCTION OF EVIDENCE OF AUTHORITY TO VOTE

The chair of any meeting of shareholders may, but need not, inquire into the authority of any person to vote at the meeting and may, but need not, demand from that person production of evidence as to the existence of the authority to vote.

13.          Directors

13.1        FIRST DIRECTORS; NUMBER OF DIRECTORS

The first directors are the persons designated as directors of the Company in the Notice of Articles that applies to the Company when it is recognized under the Business Corporations Act. The number of directors, excluding additional directors appointed under Article 14.8, is set at:

(a)	subject to paragraphs 13.1(b)and 13.1(c), the number of directors that is equal to the number of the Company’s first directors:

(b)	if the Company is a public company, the greater of three and the most recently set of:

(i)	the number of directors set by ordinary resolution (whether or not previous notice of the resolution was given); and

(ii)	the number of directors set under Article 14.4:

(c)	if the Company is not a public company, the most recently set of:

(i)	the number of directors set by ordinary resolution (whether or not previous notice of the resolution was given); and

(ii)	the number of directors set under Article 14.4.

13.2        CHANGE IN NUMBER OF DIRECTORS

If the number of directors is set under Articles 13.1(b)(i) or 13.1(c)(i):

(a)	the shareholders may elect or appoint the directors needed to fill any vacancies in the board of directors up to that number;

(b)

if the shareholders do not elect or appoint the directors needed to fill any vacancies in the board of directors up to that number contemporaneously with the setting of that number, then the directors may appoint, or the shareholders may elect or appoint, directors to fill those vacancies.

13.3        DIRECTORS’ ACTS VALID DESPITE VACANCY

An act or proceeding of the directors is not invalid merely because fewer than the number of directors set or otherwise required under these Articles is in office.

13.4        QUALIFICATIONS OF DIRECTORS

A director is not required to hold a share in the capital of the Company as qualification for his or her office but must be qualified as required by the Business Corporations Act to become, act or continue to act as a director.

13.5        REMUNERATION AND EXPENSES

The directors shall be paid such remuneration for their services as the board of directors may from time to time determine. Nothing herein contained shall preclude any director from serving the Company in any other capacity and receiving remuneration therefor in that capacity

13.6 REIMBURSEMENT OF EXPENSES OF DIRECTORS

The Company must reimburse each director for the reasonable expenses that he or she may incur in and about the business of the Company.

13.7        SPECIAL REMUNERATION FOR DIRECTORS

If any director performs any professional or other services for the Company that in the opinion of the directors are outside the ordinary duties of a director, or if any director is otherwise specially occupied in or about the Company’s business, he or she may be paid remuneration fixed by the directors, or, at the option of that director, fixed by ordinary resolution, and such remuneration may be either in addition to, or in substitution for, any other remuneration that he or she may be entitled to receive.

13.8        GRATUITY, PENSION OR ALLOWANCE ON RETIREMENT OF DIRECTOR

Unless otherwise determined by ordinary resolution, the directors on behalf of the Company may pay a gratuity or pension or allowance on retirement to any director who has held any salaried office or place of profit with the Company or to his or her spouse or dependents and may make contributions to any fund and pay premiums for the purchase or provision of any such gratuity, pension or allowance.

13.9        NOMINATION OF DIRECTORS

(a)

Subject to the provisions of the Business Corporations Act, these Articles and Applicable Securities Laws (as defined below), only persons who are nominated in accordance with the procedures set out in this Article 13.9 shall be eligible for election as directors of the Company. Nominations of an individual for election to the board of directors may only be made at any annual general meeting of shareholders, or at any special meeting of shareholders if one of the purposes for which such meeting was called is the election of directors of the Company, as follows:

(i)	by or at the direction of the board of directors or an authorized officer of the Company, including pursuant to a notice of meeting;

(ii)

by or at the direction or request of one or more shareholders pursuant to a proposal made in accordance with the provisions of the Business Corporations Act or a requisition to call a meeting of shareholders made in accordance with the provisions of the Business Corporations Act; or

(iii)

by any person (a “Nominating Shareholder’’) who, (A) at the close of business on the date of the giving of the notice provided for below in this Article 13.9 and on the record date for notice of such meeting, is entered in the central securities register of the Company as a holder of one or more shares carrying the right to vote at such meeting or who beneficially owns shares that are entitled to be voted at such meeting, and (B) complies with the notice procedures set forth below in this Article 13.9.

(b)

In addition to any other applicable requirements, for a nomination to be made by a Nominating Shareholder, the Nominating Shareholder must have given timely notice thereof in proper written form to the chief executive officer, president or chief financial officer of the Company at the registered office of the Company in accordance with this Article 13.9.

(c)	To be timely, a Nominating Shareholder’s notice to the chief executive officer, president or chief financial officer of the Company must be made:

(i)

in the case of an annual general meeting of shareholders, not less than 30 days prior to the date of the annual general meeting of shareholders; provided, however, that in the event that the annual general meeting of shareholders is to be held on a date that is less than 50 days after the date on which the initial Public Announcement (as defined below) of the date of the annual general meeting of shareholders was made, notice by the Nominating Shareholder may be made not later than the close of business on the 10th day following such Public Announcement;

(ii)

in the case of a special meeting of shareholders that is not also an annual general meeting but is called for the purpose of electing directors of the Company (whether or not called for other purposes), not later than the close of business on the 15th day following the day on which the initial Public Announcement of the special meeting of shareholders was made; and

(iii)

notwithstanding the foregoing, in the case of an annual general or special meeting of shareholders where “notice and access” is used for the delivery of proxy-related materials, not less than 40 days prior to the date of such meeting.

(d)	To be in proper written form, a Nominating Shareholder’s notice to the chief executive officer, president or chief financial officer of the Company must set forth:

(i)	As to each individual whom the Nominating Shareholder proposes to nominate for election as a director:

A)	his or her name, age, business address and residence address;

B)	his or her principal occupation or employment for the past five years;

C)

the class or series and number of shares in the capital of the Company which are owned beneficially, or which are controlled or over which direction is exercised, directly or indirectly, or of record by him or her, as of the record date for the meeting of shareholders (if such date shall then have been made publicly available by the Company and shall have occurred) and as of the date of such notice;

D)

a statement as to whether he or she would be “independent” of the Company -(within the meaning of Sections 1.4 and 1.5 of National Instrument 52-110 - Audit Committees of the Canadian Securities Administrators, as such provisions may be amended from time to time) if elected as a director of the Company at such meeting and the reasons and basis for such determination; and

E)

any other information relating to him or her that would be required to be disclosed in a dissident’s proxy circular in connection with solicitations of proxies for election of directors pursuant to the Business Corporations Act and Applicable Securities Laws; and

(ii)	As to the Nominating Shareholder giving the notice:

A)	the name and address of the Nominating Shareholder;

B)

the class or series and number of shares in the capital of the Company which are owned beneficially, or which are controlled or over which direction is exercised, directly or indirectly, or of record by the Nominating Shareholder or its affiliates and associates and any person acting jointly or in concert with the foregoing (“Joint Actors”) as of the record date for the meeting of shareholders (if such date shall then have been made publicly available by the Company and shall have occurred) and as of the date of such notice;

C)

full particulars of any proxy, contract, arrangement, understanding or relationship pursuant to which such Nominating Shareholder or any Joint Actor has the right to vote any shares in the capital of the Company;

D)	full particulars of any derivatives, hedges or other economic or voting interests relating to the Nominating Shareholder’s interest in the securities of the Company; and

E)

any other information relating to such Nominating Shareholder or its Joint Actors that would be required to be made in a dissident's proxy circular in connection with solicitations of proxies for election of directors pursuant to the Business Corporations Act and Applicable Securities Laws.

In addition, to be considered timely and in proper written form, a Nominating Shareholder’s notice shall be promptly updated and supplemented, if necessary, so that information provided or required to be provided in such notice shall be true and correct as of the record date for the meeting.

(e)

The Company may require any proposed nominee to furnish such other information as may reasonably be required by the Company to determine the eligibility of such proposed nominee to serve as an independent director of the Company or that could be material to a reasonable shareholder's understanding of the independence, or lack thereof, of such proposed nominee.

(f)

No individual shall be eligible for election as a director of the Company unless nominated in accordance with the provisions of this Article 13.9; provided, however, that nothing in this Article 13.9 shall be deemed to preclude discussions by a shareholder of the Company (as distinct from the nomination of directors) at a meeting of shareholders of any matter that is properly before such meeting pursuant to the provisions of the Business Corporations Act or the discretion of the chairman of the meeting. The chairman of the meeting shall have the power and duty to determine whether a nomination was made in accordance with the procedures set forth in the foregoing provisions and, if any proposed nomination is not determined to be in compliance with such foregoing provisions, to declare that such defective nomination shall be disregarded.

(g)	For purposes of this Article 13.9:

(i)

“Applicable Securities Laws” means the applicable securities legislation of each relevant province and territory of Canada, as amended from time to time, the rules, regulations and forms made or promulgated under any such statute and the published national instruments, multilateral instruments, policies, statements, bulletins and notices of securities commission and similar regulatory authority of each province and territory of Canada; and

(ii)

“Public Announcement” shall mean disclosure in a press release reported by a national news service in Canada, or in a document publicly filed by the Company under its profile on the System of Electronic Document Analysis and Retrieval at www.sedar.com.

References to “Nominating Shareholder” shall be deemed to refer to each shareholder that nominates a person for election as director of the Company in the case of a nomination proposal where more than one shareholder is involved in making such nomination proposal.

(h)

Notwithstanding any other provision of these Articles, notice given to the chief executive officer, president or chief financial officer of the Company pursuant to this Article 13.9 may only be given by personal delivery, by email (at such email address as may be stipulated from time to time by the chief executive officer, president or chief financial officer of the Company for this notice) or by facsimile transmission, and shall be deemed to have been given and made only at the time it is served by personal delivery to the chief executive officer, president or chief financial officer at the address of the registered office of the Company, or by email (at the address as aforesaid) or sent by facsimile transmission (provided that receipt of confirmation of such transmission has been received), provided that if such delivery, electronic communication or transmission is made on a day which is not a business day or later than 5 p.m. (Toronto time) on a day which is a business day, then such delivery, electronic communication or transmission shall be deemed to have been made on the subsequent day that is a business day.

(i)	Notwithstanding the foregoing, the board of directors may, in its sole discretion, waive any requirement in this Article 13.9.

14.          Election and Removal of Directors

14.1        ELECTION AT ANNUAL GENERAL MEETING

At every annual general meeting and in every unanimous resolution contemplated by Article 10.2:

(a)

the shareholders entitled to vote at the annual general meeting for the election of directors must elect, or in the unanimous resolution appoint, a board of directors consisting of the number of directors for the time being set under these Articles; and

(b)	all the directors cease to hold office immediately before the election or appointment of directors under Article 14.1(a), but are eligible for re-election or re-appointment.

14.2        CONSENT TO BE A DIRECTOR

No election, appointment or designation of an individual as a director is valid unless:

(a)	that individual consents to be a director in the manner provided for in the Business Corporations Act;

(b)	that individual is elected or appointed at a meeting at which the individual is present and the individual does not refuse, at the meeting, to be a director; or

(c)	with respect to first directors, the designation is otherwise valid under the Business Corporations Act.

14.3        FAILURE TO ELECT OR APPOINT DIRECTORS

If:

(a)

the Company fails to hold an annual general meeting, and all the shareholders who are entitled to vote at an annual general meeting fail to pass the unanimous resolution contemplated by Article 10.2, on or before the date by which the annual general meeting is required to be held under the Business Corporations Act; or

(b)	the shareholders fail, at the annual general meeting or in the unanimous resolution contemplated by Article 10.2, to elect or appoint any directors;

then each director then in office continues to hold office until the earlier of:

(c)	the date on which his or her successor is elected or appointed; and

(d)	the date on which he or she otherwise ceases to hold office under the Business Corporations Act or these Articles.

14.4        PLACES OF RETIRING DIRECTORS NOT FILLED

If, at any meeting of shareholders at which there should be an election of directors, the places of any of the retiring directors are not filled by that election, those retiring directors who are not re-elected and who are asked by the newly elected directors to continue in office will, if willing to do so, continue in office to complete the number of directors for the time being set pursuant to these Articles until further new directors are elected at a meeting of shareholders convened for that purpose. If any such election or continuance of directors does not result in the election or continuance of the number of directors for the time being set pursuant to these Articles, the number of directors of the Company is deemed to be set at the number of directors actually elected or continued in office.

14.5        DIRECTORS MAY FILL CASUAL VACANCIES

Any casual vacancy occurring in the board of directors may be filled by the directors.

14.6        REMAINING DIRECTORS POWER TO ACT

The directors may act notwithstanding any vacancy in the board of directors, but if the Company has fewer directors in office than the number set pursuant to these Articles as the quorum of directors, the directors may only act for the purpose of appointing directors up to that number or of summoning a meeting of shareholders for the purpose of filling any vacancies on the board of directors or, subject to the Business Corporations Act, for any other purpose.

14.7        SHAREHOLDERS MAY FILL VACANCIES

If the Company has no directors or fewer directors in office than the number set pursuant to these Articles as the quorum of directors, the shareholders may elect or appoint directors to fill any vacancies on the board of directors.

14.8        ADDITIONAL DIRECTORS

Notwithstanding Articles 13.1 and 13.2, between annual general meetings or unanimous resolutions contemplated by Article 10.2, the directors may appoint one or more additional directors, but the number of additional directors appointed under this Article 14.8 must not at any time exceed:

(a)	one-third of the number of first directors, if, at the time of the appointments, one or more of the first directors have not yet completed their first term of office; or

(b)	in any other case, one-third of the number of the current directors who were elected or appointed as directors other than under this Article 14.8.

Any director so appointed ceases to hold office immediately before the next election or appointment of directors under Article 14.1(a), but is eligible for re-election or re-appointment.

14.9        CEASING TO BE A DIRECTOR

A director ceases to be a director when:

(a)	the term of office of the director expires;

(b)	the director dies;

(c)	the director resigns as a director by notice in writing provided to the Company or a lawyer for the Company; or

(d)	the director is removed from office pursuant to Articles 14.10 or 14.11.

14.10      REMOVAL OF DIRECTOR BY SHAREHOLDERS

The Company may remove any director before the expiration of his or her term of office by special resolution. In that event, the shareholders may elect, or appoint by ordinary resolution, a director to fill the resulting vacancy. If the shareholders do not elect or appoint a director to fill the resulting vacancy contemporaneously with the removal, then the directors may appoint or the shareholders may elect, or appoint by ordinary resolution, a director to fill that vacancy.

14.11      REMOVAL OF DIRECTOR BY DIRECTORS

The directors may remove any director before the expiration of his or her term of office if the director is convicted of an indictable offence, or if the director ceases to be qualified to act as a director of a company and does not promptly resign, and the directors may appoint a director to fill the resulting vacancy.

15.          Alternate Directors

15.1        APPOINTMENT OF ALTERNATE DIRECTOR

Any director (an “appointor”) may by notice in writing received by the Company appoint any person (an “appointee”) who is qualified to act as a director to be his or her alternate to act in his or her place at meetings of the directors or committees of the directors at which the appointor is not present unless (in the case of an appointee who is not a director) the directors have reasonably disapproved the appointment of such person as an alternate director and have given notice to that effect to his or her appointor within a reasonable time after the notice of appointment is received by the Company.

15.2        NOTICE OF MEETINGS

Every alternate director so appointed is entitled to notice of meetings of the directors and of committees of the directors of which his or her appointor is a member and to attend and vote as a director at any such meetings at which his or her appointor is not present.

15.3        ALTERNATE FOR MORE THAN ONE DIRECTOR ATTENDING MEETINGS

A person may be appointed as an alternate director by more than one director, and an alternate director:

(a)	will be counted in determining the quorum for a meeting of directors once for each of his or her appointors and, in the case of an appointee who is also a director, once more in that capacity;

(b)	has a separate vote at a meeting of directors for each of his or her appointors and, in the case of an appointee who is also a director, an additional vote in that capacity;

(c)

will be counted in determining the quorum for a meeting of a committee of directors once for each of his or her appointors who is a member of that committee and, in the case of an appointee who is also a member of that committee as a director, once more in that capacity; and

(d)

has a separate vote at a meeting of a committee of directors for each of his or her appointors who is a member of that committee and, in the case of an appointee who is also a member of that committee as a director, an additional vote in that capacity.

15.4        CONSENT RESOLUTIONS

Every alternate director, if authorized by the notice appointing him or her, may sign in place of his or her appointor any resolutions to be consented to in writing.

15.5        ALTERNATE DIRECTOR NOT AN AGENT

Every alternate director is deemed not to be the agent of his or her appointor.

15.6        REVOCATION OF APPOINTMENT OF ALTERNATE DIRECTOR

An appointor may at any time, by notice in writing received by the Company, revoke the appointment of an alternate director appointed by him or her.

15.7        CEASING TO BE AN ALTERNATE DIRECTOR

The appointment of an alternate director ceases when:

(a)	his or her appointor ceases to be a director and is not promptly re-elected or re-appointed;

(b)	the alternate director dies;

(c)	the alternate director resigns as an alternate director by notice in writing provided to the Company or a lawyer for the Company;

(d)	the alternate director ceases to be qualified to act as a director; or

(e)	his or her appointor revokes the appointment of the alternate director.

15.8        REMUNERATION AND EXPENSES OF ALTERNATE DIRECTOR

The Company may reimburse an alternate director for the reasonable expenses that would be properly reimbursed if he or she were a director, and the alternate director is entitled to receive from the Company such proportion, if any, of the remuneration otherwise payable to the appointor as the appointor may from time to time direct.

16.          Powers and Duties of Directors

16.1        POWERS OF MANAGEMENT

The directors must, subject to the Business Corporations Act and these Articles, manage or supervise the management of the business and affairs of the Company and have the authority to exercise all such powers of the Company as are not, by the Business Corporations Act or by these Articles, required to be exercised by the shareholders of the Company.

16.2        APPOINTMENT OF ATTORNEY OF COMPANY

The directors may from time to time, by power of attorney or other instrument, under seal if so required by law, appoint any person to be the agent or attorney of the Company for such purposes, and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the directors under these Articles and excepting the power to fill vacancies in the board of directors, to remove a director, to change the membership of, or fill vacancies in, any committee of the directors, to appoint or remove officers appointed by the directors and to declare dividends) and for such period, and with such remuneration and subject to such conditions as the directors may think fit. Any such power of attorney may contain such provisions for the protection or convenience of persons dealing with such attorney as the directors think fit. Any such attorney may be authorized by the directors to sub-delegate all or any of the powers, authorities and discretions for the time being vested in him or her.

17.          Disclosure of Interest of Directors

17.1        OBLIGATION TO ACCOUNT FOR PROFITS

A director or senior officer who holds a disclosable interest (as that term is used in the Business Corporations Act) in a contract or transaction into which the Company has entered or proposes to enter is liable to account to the Company for any profit that accrues to the director or senior officer under or as a result of the contract or transaction only if and to the extent provided in the Business Corporations Act.

17.2        RESTRICTIONS ON VOTING BY REASON OF INTEREST

A director who holds a disclosable interest in a contract or transaction into which the Company has entered or proposes to enter is not entitled to vote on any directors’ resolution to approve that contract or transaction, unless all the directors have a disclosable interest in that contract or transaction, in which case any or all of those directors may vote on such resolution.

17.3        INTERESTED DIRECTOR COUNTED IN QUORUM

A director who holds a disclosable interest in a contract or transaction into which the Company has entered or proposes to enter and who is present at the meeting of directors at which the contract or transaction is considered for approval may be counted in the quorum at the meeting whether or not the director votes on any or all of the resolutions considered at the meeting.

17.4        DISCLOSURE OF CONFLICT OF INTEREST OR PROPERTY

A director or senior officer who holds any office or possesses any property, right or interest that could result, directly or indirectly, in the creation of a duty or interest that materially conflicts with that individual’s duty or interest as a director or senior officer, must disclose the nature and extent of the conflict as required by the Business Corporations Act.

17.5        DIRECTOR HOLDING OTHER OFFICE IN THE COMPANY

A director may hold any office or place of profit with the Company, other than the office of auditor of the Company, in addition to his or her office of director for the period and on the terms (as to remuneration or otherwise) that the directors may determine.

17.6        NO DISQUALIFICATION

No director or intended director is disqualified by his or her office from contracting with the Company either with regard to the holding of any office or place of profit the director holds with the Company or as vendor, purchaser or otherwise, and no contract or transaction entered into by or on behalf of the Company in which a director is in any way interested is liable to be voided for that reason.

17.7        PROFESSIONAL SERVICES BY DIRECTOR OR OFFICER

Subject to the Business Corporations Act, a director or officer, or any person in which a director or officer has an interest, may act in a professional capacity for the Company, except as auditor of the Company, and the director or officer or such person is entitled to remuneration for professional services as if that director or officer were not a director or officer.

17.8        DIRECTOR OR OFFICER IN OTHER CORPORATIONS

A director or officer may be or become a director, officer or employee of, or otherwise interested in, any person in which the Company may be interested as a shareholder or otherwise, and, subject to the Business Corporations Act, the director or officer is not accountable to the Company for any remuneration or other benefits received by him or her as director, officer or employee of, or from his or her interest in, such other person.

18.          Proceedings of Directors

18.1        MEETINGS OF DIRECTORS

The directors may meet together for the conduct of business, adjourn and otherwise regulate their meetings as they think fit, and meetings of the directors held at regular intervals may be held at the place, at the time and on the notice, if any, as the directors may from time to time determine.

18.2        VOTING AT MEETINGS

At all meetings of the board of directors, every question shall be decided by a majority of the votes cast on the question of those directors entitled to vote. In case of an equality of votes the chair of the meeting shall not be entitled to a second or casting vote.

18.3        CHAIR OF MEETINGS

The following individual is entitled to preside as chair at a meeting of directors:

(a)	the chair of the board, if any;

(b)	in the absence of the chair of the board or the chief executive officer or the president, if any, if the chief executive officer or the president is a director; or

(c)	any other director chosen by the directors if:

(i)	neither the chair of the board nor the chief executive officer nor president, if directors, are present at the meeting within 15 minutes after the time set for holding the meeting;

(ii)	neither the chair of the board nor the chief executive officer nor the president, if directors, are willing to chair the meeting; or

(iii)	the chair of the board, and the chief executive officer and the president, if directors, have advised the secretary, if any, or any other director, that they will not be present at the meeting.

18.4        MEETINGS BY TELEPHONE OR OTHER COMMUNICATIONS MEDIUM

A director may participate in a meeting of the directors or of any committee of the directors in person or by telephone if all directors participating in the meeting, whether in person or by telephone or other communications medium, are able to communicate with each other. A director may participate in a meeting of the directors or of any committee of the directors by a communications medium other than telephone if all directors participating in the meeting, whether in person or by telephone or other communications medium, are able to communicate with each other and if all directors who wish to participate in the meeting agree to such participation. A director who participates in a meeting in a manner contemplated by this Article 18.4 is deemed for all purposes of the Business Corporations Act and these Articles to be present at the meeting and to have agreed to participate in that manner.

18.5        CALLING OF MEETINGS

A director may, and the secretary or an assistant secretary of the Company, if any, on the request of a director must, call a meeting of the directors at any time.

18.6        NOTICE OF MEETINGS

Other than for meetings held at regular intervals as determined by the directors pursuant to Article 18.1, reasonable notice of each meeting of the directors, specifying the place, day and time of that meeting must be given to each of the directors and the alternate directors by any method set out in Article 24.1 or orally or by telephone.

18.7        WHEN NOTICE NOT REQUIRED

It is not necessary to give notice of a meeting of the directors to a director or an alternate director if:

(a)	the meeting is to be held immediately following a meeting of shareholders at which that director was elected or appointed, or is the meeting of the directors at which that director is appointed; or

(b)	the director or alternate director, as the case may be, has waived notice of the meeting.

18.8        MEETING VALID DESPITE FAILURE TO GIVE NOTICE

The accidental omission to give notice of any meeting of directors to, or the non-receipt of any notice by, any director or alternate director, does not invalidate any proceedings at that meeting.

18.9        WAIVER OF NOTICE OF MEETINGS

Any director or alternate director may send to the Company a document signed by him or her waiving notice of any past, present or future meeting or meetings of the directors and may at any time withdraw that waiver with respect to meetings held after that withdrawal. After sending a waiver with respect to all future meetings and until that waiver is withdrawn, no notice of any meeting of the directors need be given to that director and, unless the director otherwise requires by notice in writing to the Company, to his or her alternate director, and all meetings of the directors so held are deemed not to be improperly called or constituted by reason of notice not having been given to such director or alternate director.

18.10      QUORUM

The quorum necessary for the transaction of the business of the directors may be set by the directors and, if not so set, is deemed to be set at a majority of the board of directors or, if the number of directors is set at one, is deemed to be set at one director, and that director may constitute a meeting.

18.11      VALIDITY OF ACTS WHERE APPOINTMENT DEFECTIVE

Subject to the Business Corporations Act, an act of a director or officer is not invalid merely because of an irregularity in the election or appointment or a defect in the qualification of that director or officer.

18.12      CONSENT RESOLUTIONS IN WRITING

A resolution of the directors or of any committee of the directors consented to in writing by all of the directors entitled to vote on it, whether by signed document, fax, email or any other method of transmitting legibly recorded messages, is as valid and effective as if it had been passed at a meeting of the directors or of the committee of the directors duly called and held. Such resolution may be in two or more counterparts which together are deemed to constitute one resolution in writing. A resolution passed in that manner is effective on the date stated in the resolution or on the latest date stated on any counterpart. A resolution of the directors or of any committee of the directors passed in accordance with this Article 18.12 is deemed to be a proceeding at a meeting of directors or of the committee of the directors and to be as valid and effective as if it had been passed at a meeting of the directors or of the committee of the directors that satisfies all the requirements of the Business Corporations Act and all the requirements of these Articles relating to meetings of the directors or of a committee of the directors.

19.          Executive and Other Committees

19.1        APPOINTMENT AND POWERS OF EXECUTIVE COMMITTEE

The directors may, by resolution, appoint an executive committee consisting of the director or directors that they consider appropriate, and this committee has, during the intervals between meetings of the board of directors, all of the directors’ powers, except:

(a)	the power to fill vacancies in the board of directors;

(b)	the power to remove a director;

(c)	the power to change the membership of, or fill vacancies in, any committee of the directors; and

(d)	such other powers, if any, as may be set out in the resolution or any subsequent directors’ resolution.

19.2        APPOINTMENT AND POWERS OF OTHER COMMITTEES

The directors may, by resolution:

(a)	appoint one or more committees (other than the executive committee) consisting of the director or directors that they consider appropriate;

(b)	delegate to a committee appointed under paragraph 19.2(a) any of the directors’ powers, except:

(i)	the power to fill vacancies in the board of directors;

(ii)	the power to remove a director;

(iii)	the power to change the membership of, or fill vacancies in, any committee of the directors; and

(iv)	the power to appoint or remove officers appointed by the directors; and

(v)	make any delegation referred to in paragraph 19.2(b) subject to the conditions set out in the resolution or any subsequent directors’ resolution.

19.3        OBLIGATIONS OF COMMITTEES

Any committee appointed under Articles 19.1 or 19.2, in the exercise of the powers delegated to it, must:

(a)	conform to any rules that may from time to time be imposed on it by the directors; and

(b)	report every act or thing done in exercise of those powers at such times as the directors may require.

19.4        POWERS OF BOARD

The directors may, at any time, with respect to a committee appointed under Articles 19.1 or 19.2:

(a)	revoke or alter the authority given to the committee, or override a decision made by the committee, except as to acts done before such revocation, alteration or overriding;

(b)	terminate the appointment of, or change the membership of, the committee; and

(c)	fill vacancies in the committee.

19.5        COMMITTEE MEETINGS

Subject to Article 19.3(a) and unless the directors otherwise provide in the resolution appointing the committee or in any subsequent resolution, with respect to a committee appointed under Articles 19.1 or 19.2:

(a)	the committee may meet and adjourn as it thinks proper;

(b)

the committee may elect a chair of its meetings but, if no chair of a meeting is elected, or if at a meeting the chair of the meeting is not present within 15 minutes after the time set for holding the meeting, the directors present who are members of the committee may choose one of their number to chair the meeting;

(c)	a majority of the members of the committee constitutes a quorum of the committee; and

(d)

questions arising at any meeting of the committee are determined by a majority of votes of the members present, and in case of an equality of votes, the chair of the meeting does not have a second or casting vote.

20.          Officers

20.1        APPOINTMENT

The board of directors may from time to time appoint an executive chairman, chief executive officer, president, chief financial officer, one or more vice-presidents (to which title may be added words indicating seniority or function), a secretary, a treasurer and such other officers as the board of directors may determine, including one or more assistants to any of the officers so appointed. The board of directors may specify the duties of and, in accordance with this Article 20.1 and subject to the Business Corporations Act and these Articles, delegate to such officers powers to manage the business and affairs of the Company. Subject to Article 20.2, an officer may but need not be a director and one person may hold more than one office.

20.2        EXECUTIVE CHAIR OF THE BOARD

The board of directors may from time to time also appoint an executive chair of the board of directors who shall be a director. If appointed, the board of directors may assign to the chair any of the powers and duties that are by any provision of these Articles assigned to the chief executive officer; and the executive chair shall, subject to the Business Corporations Act, have such other powers and duties as the board of directors may specify. During the absence or disability of the executive chair of the board, the executive chair's duties shall be performed and the executive chair's powers exercised by the chief executive officer if the chief executive officer is a director, failing which, such other director as the majority of the directors shall determine.

20.3        CHIEF EXECUTIVE OFFICER

If appointed, the chief executive officer, subject to the authority of the board of directors, shall be responsible for implementing the strategic plans and policies of the Company as established by the board of directors; and the chief executive officer shall have such other powers and duties as the board of directors may specify. During the absence or disability of the chair, or if no chair has been appointed, the chief executive officer shall have the powers and duties of that office as contemplated in Article 20.2.

20.4        PRESIDENT

If appointed, the president shall have general supervision of the business of the Company and shall have such other powers and duties as the board of directors may specify. During the absence or disability of the chief executive officer, or if no chief executive officer has been appointed, the president shall also have the powers and duties of that office.

20.5        CHIEF FINANCIAL OFFICER

If appointed, the chief financial officer shall keep proper accounting records in compliance with the Business Corporations Act and shall be responsible for the deposit of money, the safekeeping of securities and the disbursement of the funds of the Company; the chief financial officer shall render to the board of directors whenever required an account of all transactions as chief financial officer and of the financial position of the Company and shall have such other powers and duties as the board of directors or the chief executive officer may specify.

20.6        VICE-PRESIDENT

If appointed, a vice-president shall have such powers and duties as the board of directors or the chief executive officer may specify.

20.7        SECRETARY

If appointed, the secretary shall attend and be the secretary of all meetings of the board of directors, shareholders and committees of the board of directors and shall enter or cause to be entered in records kept for that purpose minutes of all proceedings thereat; the secretary shall give or cause to be given, as and when instructed, all notices to shareholders, directors, officers, auditors and members of committees of the board of directors; the secretary shall be the custodian of the stamp or mechanical device generally used for affixing the corporate seal of the Company and of all books, papers, records, documents and instruments belonging to the Company, except when some other officer or agent has been appointed for that purpose; and the secretary shall have such other powers and duties as the board of directors or the chief executive officer may specify.

20.8        TREASURER

If appointed, the treasurer shall have such powers and duties as the board of directors or the chief financial officer may specify. During the absence or disability of the chief financial officer, or if no chief financial officer has been appointed, the treasurer shall have the powers and duties of that office.

20.9        POWERS AND DUTIES OF OTHER OFFICERS

The powers and duties of all other officers shall be such as the terms of their engagement call for or as the board of directors or the chief executive officer may specify. Any of the powers and duties of an officer to whom an assistant has been appointed may be exercised and performed by such assistant, unless the board of directors or the chief executive officer otherwise directs.

20.10      VARIATION OF POWERS AND DUTIES

The board of directors may from time to time and subject to the Business Corporations Act vary, add to or limit the powers and duties of any officer.

20.11      TERM OF OFFICE

The board of directors in its discretion, may remove any officer of the Company, without prejudice to such officer's rights under any employment contract. Otherwise each officer appointed by the board of directors shall hold office until such officer's successor is appointed, or until such officer’s earlier resignation.

20.12      TERMS OF EMPLOYMENT AND REMUNERATION

All appointments of officers are to be made on the terms and conditions and at the remuneration (whether by way of salary, fee, commission, participation in profits or otherwise) that the board of directors think fit and are subject to termination at the pleasure of the board of directors, and an officer may in addition to such remuneration be entitled to receive, after he or she ceases to hold such office or leaves the employment of the Company, a pension or gratuity.

20.13      FIDELITY BONDS

The board of directors may require such officers, employees and agents of the Company as the board of directors deems advisable to furnish bonds for the faithful discharge of their powers and duties, in such form and with such surety as the board of directors may from time to time determine.

21.          Indemnification

21.1        DEFINITIONS

In this Article 21:

(a)	“eligible penalty” means a judgment, penalty or fine awarded or imposed in, or an amount paid in settlement of, an eligible proceeding;

(b)

“eligible proceeding” means a legal proceeding or investigative action, whether current, threatened, pending or completed, in which a director, former director or alternate director of the Company (an “eligible party”) or any of the heirs and legal personal representatives of the eligible party, by reason of the eligible party being or having been a director or alternate director of the Company:

(i)	is or may be joined as a party; or

(ii)	is or may be liable for or in respect of a judgment, penalty or fine in, or expenses related to, the proceeding;

(c)	“expenses” has the meaning set out in the Business Corporations Act.

21.2        MANDATORY INDEMNIFICATION OF DIRECTORS AND FORMER DIRECTORS

Subject to the Business Corporations Act, the Company must indemnify a director, former director or alternate director of the Company and his or her heirs and legal personal representatives against all eligible penalties to which such person is or may be liable, and the Company must, after the final disposition of an eligible proceeding, pay the expenses actually and reasonably incurred by such person in respect of that proceeding. Each director and alternate director is deemed to have contracted with the Company on the terms of the indemnity contained in this Article 21.2.

21.3        INDEMNIFICATION OF OTHER PERSONS

Subject to any restrictions in the Business Corporations Act, the Company may indemnify any person.

21.4        NON-COMPLIANCE WITH BUSINESS CORPORATIONS ACT

The failure of a director, alternate director or officer of the Company to comply with the Business Corporations Act or these Articles does not invalidate any indemnity to which he or she is entitled under this Part.

21.5        COMPANY MAY PURCHASE INSURANCE

The Company may purchase and maintain insurance for the benefit of any person (or his or her heirs or legal personal representatives) who:

(a)	is or was a director, alternate director, officer, employee or agent of the Company;

(b)	is or was a director, alternate director, officer, employee or agent of a corporation at a time when the corporation is or was an affiliate of the Company;

(c)	at the request of the Company, is or was a director, alternate director, officer, employee or agent of a corporation or of a partnership, trust, joint venture or other unincorporated entity;

(d)	at the request of the Company, holds or held a position equivalent to that of a director, alternate director or officer of a partnership, trust, joint venture or other unincorporated entity;

against any liability incurred by him or her as such director, alternate director, officer, employee or agent or person who holds or held such equivalent position.

22.          Dividends

22.1        PAYMENT OF DIVIDENDS SUBJECT TO SPECIAL RIGHTS

The provisions of this Article 22 are subject to the rights, if any, of shareholders holding shares with special rights as to dividends.

22.2        DECLARATION OF DIVIDENDS

Subject to the Business Corporations Act, the directors may from time to time declare and authorize payment of such dividends as they may deem advisable.

22.3        NO NOTICE REQUIRED

The directors need not give notice to any shareholder of any declaration under Article 22.2.

22.4        RECORD DATE

The directors may set a date as the record date for the purpose of determining shareholders entitled to receive payment of a dividend. The record date must not precede the date on which the dividend is to be paid by more than two months. If no record date is set, the record date is 5 p.m. (Toronto time) on the date on which the directors pass the resolution declaring the dividend.

22.5        MANNER OF PAYING DIVIDEND

A resolution declaring a dividend may direct payment of the dividend wholly or partly by the distribution of specific assets or of fully paid shares or of bonds, debentures or other securities of the Company, or in any one or more of those ways.

22.6        SETTLEMENT OF DIFFICULTIES

If any difficulty arises in regard to a distribution under Article 22.5, the directors may settle the difficulty as they deem advisable, and, in particular, may:

(a)	set the value for distribution of specific assets;

(b)

determine that cash payments in substitution for all or any part of the specific assets to which any shareholders are entitled may be made to any shareholders on the basis of the value so fixed in order to adjust the rights of all parties; and

(c)	vest any such specific assets in trustees for the persons entitled to the dividend.

22.7        WHEN DIVIDEND PAYABLE

Any dividend may be made payable on such date as is fixed by the directors.

22.8        DIVIDENDS TO BE PAID IN ACCORDANCE WITH NUMBER OF SHARES

All dividends on shares of any class or series of shares must be declared and paid according to the number of such shares held.

22.9        RECEIPT BY JOINT SHAREHOLDERS

If several persons are joint shareholders of any share, any one of them may give an effective receipt for any dividend, bonus or other money payable in respect of the share.

22.10      DIVIDEND BEARS NO INTEREST

No dividend bears interest against the Company.

22.11      FRACTIONAL DIVIDENDS

If a dividend to which a shareholder is entitled includes a fraction of the smallest monetary unit of the currency of the dividend, that fraction may be disregarded in making payment of the dividend and that payment represents full payment of the dividend.

22.12      PAYMENT OF DIVIDENDS

Any dividend or other distribution payable in cash in respect of shares may be paid by cheque, made payable to the order of the person to whom it is sent, and mailed to the address of the shareholder, or in the case of joint shareholders, to the address of the joint shareholder who is first named on the central securities register, or to the person and to the address the shareholder or joint shareholders may direct in writing. The mailing of such cheque will, to the extent of the sum represented by the cheque (plus the amount of the tax required by law to be deducted), discharge all liability for the dividend unless such cheque is not paid on presentation or the amount of tax so deducted is not paid to the appropriate taxing authority.

22.13      CAPITALIZATION OF SURPLUS

Notwithstanding anything contained in these Articles, the directors may from time to time capitalize any surplus of the Company and may from time to time issue, as fully paid, shares or any bonds, debentures or other securities of the Company as a dividend representing the surplus or any part of the surplus.

22.14      UNCLAIMED DIVIDENDS

Any dividend unclaimed after the expiry of the applicable limitation period shall be forfeited and shall revert to the Company.

23.          Documents, Records and Reports

23.1        RECORDING OF FINANCIAL AFFAIRS

The directors must cause adequate accounting records to be kept to record properly the financial affairs and condition of the Company and to comply with the Business Corporations Act.

23.2        INSPECTION OF ACCOUNTING RECORDS

Unless the directors determine otherwise, or unless otherwise determined by ordinary resolution, no shareholder of the Company is entitled to inspect or obtain a copy of any accounting records of the Company.

23.3        WITHHOLDING INFORMATION FROM SHAREHOLDERS

Subject to the Act, no shareholder shall be entitled to discovery of any information respecting any details or conduct of the Company’s business which, in the opinion of the board of directors, it would be inexpedient in the interests of the shareholders or the Company to communicate to the public. The board of directors may from time to time determine whether and to what extent and at what time and place and under what conditions or regulations the accounts, records and documents of the Company or any of them shall be open to the inspection of shareholders and no shareholder shall have any right of inspecting any account, record or document of the Company except as conferred by the Business Corporations Act or authorized by the board of directors or by resolution passed at a meeting of shareholders.

24.          Notices

24.1        METHOD OF GIVING NOTICE

Unless the Business Corporations Act or these Articles provides otherwise, a notice, statement, report or other record required or permitted by the Business Corporations Act or these Articles to be sent by or to a person may be sent by any one of the following methods:

(a)	mail addressed to the person at the applicable address for that person as follows:

(i)	for a record mailed to a shareholder, the shareholder’s registered address;

(ii)

for a record mailed to a director or officer, the prescribed address for mailing shown for the director or officer in the records kept by the Company or the mailing address provided by the recipient for the sending of that record or records of that class;

(iii)	in any other case, the mailing address of the intended recipient;

(b)	delivery at the applicable address for that person as follows, addressed to the person:

(i)	for a record delivered to a shareholder, the shareholder’s registered address;

(ii)

for a record delivered to a director or officer, the prescribed address for delivery shown for the director or officer in the records kept by the Company or the delivery address provided by the recipient for the sending of that record or records of that class;

(iii)	in any other case, the delivery address of the intended recipient;

(c)	sending the record by fax to the fax number provided by the intended recipient for the sending of that record or records of that class;

(d)	sending the record by email to the email address provided by the intended recipient for the sending of that record or records of that class;

(e)	physical delivery to the intended recipient; and

(f)	posting the record on a publicly available website.

24.2        DEEMED RECEIPT OF MAILING

A record that is mailed to a person by ordinary mail to the applicable address for that person referred to in Article 24.1 is deemed to be received by the person to whom it was mailed on the day, Saturdays, Sundays and holidays excepted, following the date of mailing.

24.3        CERTIFICATE OF SENDING

A certificate signed by the secretary, if any, or other officer of the Company or of any other corporation acting in that behalf for the Company stating that a notice, statement, report or other record was addressed as required by Article 24.1, prepaid and mailed or otherwise sent as permitted by Article 24.1 is conclusive evidence of that fact.

24.4        NOTICE TO JOINT SHAREHOLDERS

A notice, statement, report or other record may be provided by the Company to the joint shareholders of a share by providing the notice to the joint shareholder first named in the central securities register in respect of the share.

24.5        NOTICE TO TRUSTEES

A notice, statement, report or other record may be provided by the Company to the persons entitled to a share in consequence of the death, bankruptcy or incapacity of a shareholder by:

(a)	mailing the record, addressed to them:

(i)	by name, by the title of the legal personal representative of the deceased or incapacitated shareholder, by the title of trustee of the bankrupt shareholder or by any similar description; and

(ii)	at the address, if any, supplied to the Company for that purpose by the persons claiming to be so entitled; or

(b)

if an address referred to in paragraph 24.5(a)(ii) has not been supplied to the Company, by giving the notice in a manner in which it might have been given if the death, bankruptcy or incapacity had not occurred.

25.          Seal

25.1        WHO MAY ATTEST SEAL

Except as provided in Articles 25.2 and 25.3, the Company’s seal, if any, must not be impressed on any record except when that impression is attested by the signatures of:

(a)	any two directors;

(b)	any officer, together with any director;

(c)	if the Company only has one director, that director; or

(d)	any one or more directors or officers or persons as may be determined by the directors.

25.2        SEALING COPIES

For the purpose of certifying under seal a certificate of incumbency of the directors or officers of the Company or a true copy of any resolution or other document, despite Article 25.1, the impression of the seal may be attested by the signature of any director or officer.

25.3        MECHANICAL REPRODUCTION OF SEAL

The directors may authorize the seal to be impressed by third parties on share certificates or bonds, debentures or other securities of the Company as they may determine appropriate from time to time. To enable the seal to be impressed on any share certificates or bonds, debentures or other securities of the Company, whether in definitive or interim form, on which facsimiles of any of the signatures of the directors or officers of the Company are, in accordance with the Business Corporations Act or these Articles, printed or otherwise mechanically reproduced, there may be delivered to the person employed to engrave, lithograph or print such definitive or interim share certificates or bonds, debentures or other securities one or more unmounted dies reproducing the seal and the chair of the board or any senior officer together with the secretary, treasurer, secretary-treasurer, an assistant secretary, an assistant treasurer or an assistant secretary-treasurer may in writing authorize such person to cause the seal to be impressed on such definitive or interim share certificates or bonds, debentures or other securities by the use of such dies. Share certificates or bonds, debentures or other securities to which the seal has been so impressed are for all purposes deemed to be under and to bear the seal impressed on them.

26.          Prohibitions

26.1        DEFINITIONS

In this Article 26:

(a)	“designated security” means:

(i)	a voting security of the Company;

(ii)

a security of the Company that is not a debt security and that carries a residual right to participate in the earnings of the Company or, on the liquidation or winding up of the Company, in its assets; or

(iii)	a security of the Company convertible, directly or indirectly, into a security described in paragraph 26.1(a)(i) and 26.1(a)(ii);

(b)	“security” has the meaning assigned in the Securities Act (British Columbia);

(c)	“voting security” means a security of the Company that:

(i)	is not a debt security, and

(ii)	carries a voting right either under all circumstances or under some circumstances that have occurred and are continuing.

26.2        APPLICATION

Article 26.3 does not apply to the Company if and for so long as it is a public company or a pre-existing reporting company which has the Statutory Reporting Company Provisions as part of its Articles or to which the Statutory Reporting Company Provisions apply.

26.3        CONSENT REQUIRED FOR TRANSFER OF SHARES OR DESIGNATED SECURITIES

No share or designated security may be sold, transferred or otherwise disposed of without the consent of the directors and the directors are not required to give any reason for refusing to consent to any such sale, transfer or other disposition.

27.       Special Rights and Restrictions Attaching to Classes of Shares

The following special rights and restrictions will attach to the classes of shares:

27.1	COMMON SHARES - THE COMMON SHARES WITHOUT PAR VALUE SHALL CONFER ON THE HOLDERS THEREOF AND SHALL BE SUBJECT TO THE FOLLOWING SPECIAL RIGHTS AND RESTRICTIONS:

(a)

Voting Rights - The holders of the Common Shares shall be entitled to receive notice of and to attend all annual and special meetings of the shareholders of the Company and to one vote in respect of each Common Share held at all such meetings.

(b)

Payment of Dividends - The holders of the Common Shares shall be entitled to receive dividends if, as and when declared by the board of directors of the Company out of the assets of the Company properly applicable to the payment of dividends in such amounts and payable in such manner as the board of directors may from time to time determine. Subject to the rights of the holders of any other class of shares of the Company entitled to receive dividends in priority to or concurrently with the holders of the Common Shares, the board of directors may in its sole discretion declare dividends on the Common Shares to the exclusion of any other class of shares of the Company.

(c)

Participation upon Liquidation, Dissolution or Winding Up - In the event of the liquidation, dissolution or winding up of the Company or other distribution of assets of the Company among its shareholders for the purpose of winding up its affairs, the holders of the Common Shares shall, subject to the rights of the holders of any other class of shares of the Company entitled to receive assets of the Company upon such a distribution in priority to or concurrently with the holders of the Common Shares, be entitled to participate in the distribution. Such distribution shall be made in equal amounts per share on all the Common Shares at the time outstanding without preference or distinction.

27.2	CLASS B SHARES - THE CLASS B SHARES WITHOUT PAR VALUE SHALL CONFER ON THE HOLDERS THEREOF AND SHALL BE SUBJECT TO THE FOLLOWING SPECIAL RIGHTS AND RESTRICTIONS:

(a)

Voting Rights - The holders of the Class B Shares shall be entitled to receive notice of and to attend any meeting of the shareholders of the Company but shall not be entitled to vote any of their Class B Shares at any such meeting.

(b)

Participation upon Liquidation, Dissolution or Winding Up – In the event of the liquidation, dissolution or winding up of the Company or other distribution of assets of the Company among its shareholders for the purpose of winding up its affairs, the holders of the Class B Shares shall, subject to the rights of the holders of any other class of shares of the Company entitled to receive assets of the Company upon such a distribution in priority to the Class B Shares, be entitled to participate rateably with the Common Shares in any distribution of the assets of the Company.

	(c)	Conversion at Holder’s Option

i)

Each issued and fully paid Class B Share may at any time be converted, at the option of the holder, into one Common Share. The conversion privilege herein provided for may be exercised by notice in writing given to the Company accompanied by a certificate or certificates representing the Class B Shares in respect of which the holder thereof desires to exercise such right of conversion and such notice shall be signed by the person registered on the books of the Company as the holder of the Class B Shares in respect of which such right is being exercised or by his duly authorized attorney and shall specify the number of Class B Shares which the holder desires to have converted. The holder shall also pay any governmental or other tax imposed in respect of such transaction. Upon receipt of such notice the Company shall issue certificates representing fully paid Common Shares upon the basis above prescribed and in accordance with the provisions hereof to the registered holder of the Class B Shares represented by the certificate or certificates accompanying such notice. If less than all of the Class B Shares represented by any certificate are to be converted, the holder shall be entitled to receive a new certificate for the Class B Shares representing the shares comprised in the original certificates which are not to be converted.

ii)	Idem: All Common Shares resulting from any conversion of issued and fully paid Class B Shares into Common Shares pursuant to Article 27.2 (c)(i) shall be deemed to be fully paid and non- assessable.

iii)

Idem: None of the Class B Shares or the Common Shares shall be subdivided, consolidated, reclassified or otherwise changed unless contemporaneously therewith the other said class of shares is subdivided, consolidated, reclassified or otherwise changed in the same proportion and in the same manner.

27.3	FIRST PREFERRED SHARES - THE RIGHTS, PRIVILEGES, RESTRICTIONS AND CONDITIONS ATTACHING TO THE FIRST PREFERRED SHARES ARE AS FOLLOWS:

(a)

Series – The First Preferred Shares may at any time and from time to time be issued in one or more series. Subject to the provisions of Articles 27.3 (b) and (c), the board of directors of the Company may from time to time before the issue thereof fix the number of shares in, and determine the designation, rights, privileges, restrictions and conditions attaching to the shares of, each series of First Preferred Shares.

(b)

Idem: The First Preferred Shares shall be entitled to priority over the Common Shares and Class B Shares and all other shares ranking junior to the First Preferred Shares with respect to the payment of dividends and the distribution of assets of the Company in the event of any liquidation, dissolution or winding up of the Company or other distribution of assets of the Company among its shareholders for the purpose of winding up its affairs.

(c)

Idem: The First Preferred Shares of each series shall rank on a parity with the First Preferred Shares of every other series with respect to priority in the payment of dividends and in the distribution of assets of the Company in the event of any liquidation, dissolution or winding up of the Company or other distribution of assets of the Company among its shareholders for the purpose of winding up its affairs.

27.4	SERIES I NON-VOTING CONVERTIBLE FIRST PREFERRED SHARES - THE RIGHTS, PRIVILEGES, RESTRICTIONS AND CONDITIONS ATTACHING TO THE SERIES I NON-VOTING CONVERTIBLE FIRST PREFERRED SHARES ARE AS FOLLOWS:

(a)

Voting Rights - The holders of Series I Non-Voting Convertible First Preferred Shares shall be entitled to receive notice of and to attend at any meeting of the shareholders of the Company but shall not be entitled to vote at any such meeting, except with respect to such matters and in the manner as to which voting rights are accorded to the holders of specified classes of shares pursuant to the provisions of the Business Corporations Act or applicable law (the “Exception”). In the event of an Exception, and to the extent permitted by law, a holder of Series I Non-Voting Convertible First Preferred Shares shall: (A) vote together with the holders of Common Shares as a single class; and (B) be entitled to cast that number of votes equal to the number of whole Common Shares into which the Series I Non-Voting Convertible First Preferred Shares held by such holder are convertible as of the record date for determining shareholders entitled to vote on such matters.

(b)

Dividends - The holders of the Series I Non-Voting Convertible First Preferred Shares shall be entitled to receive and the Company shall pay thereon, dividends if, as and when declared by the board of directors of the Company out of the assets of the Company properly applicable to the payment of dividends in such amounts and payable in such manner (and whether in money or otherwise) as the board of directors may from time to time determine, equally, on a share-for-share basis, with the holders of other series of First Preferred Shares and, at the discretion of the board of directors, either in priority to, or equally on a share- for-share basis with, the holders of Common Shares and Class B Shares.

(c)

Participation upon Liquidation, Dissolution or Winding Up – In the event of liquidation, dissolution or winding-up of the affairs of the Company, whether voluntary or involuntary, or in the event of any other distribution of assets of the Company among its shareholders for the purpose of winding up its affairs, or in the event of a reduction or redemption of the capital stock of the Company, the holders of the Series I Non- Voting Convertible First Preferred Shares shall be entitled to receive an amount per share equal to that amount of money that was received by the Company as consideration for such Series I Non- Voting Convertible First Preferred Shares or in the event that Series I Non-Voting Convertible First Preferred Shares were not issued for money, then the amount equal to the fair value of any property received by the Company as consideration for the issuance of such Series I Non-Voting Convertible First Preferred Shares (where such fair value is determined at the time of the issuance of the Series I Non-Voting Convertible First Preferred Shares) divided by the number of Series I Non-Voting Convertible First Preferred Shares issued, in lawful money of Canada, the whole before any amount shall be paid by the Company or any assets of the Company shall be distributed to holders of Common Shares and Class B Shares. After payment to the holders of the Series I Non-Voting Convertible First Preferred Shares of the amount so payable to them in accordance with this Article 27.4 they shall not be entitled to share in any further distribution of property or assets of the Company.

(d)

Authority to Issue Series I Non-Voting Convertible First Preferred Shares– The board of directors of the Company may from time to time authorize the issuance of the Series I Non-Voting Convertible First Preferred Shares and fix the number of Series I Non-Voting Convertible First Preferred Shares to be allotted and issued and the amount and kind of consideration to be received by the Company in respect of each such issuance of Series I Non-Voting Convertible First Preferred Shares.

(e)

Reservation of Common Shares Issuable Upon Conversion– The Company shall at all times reserve and keep available out of its authorized and unissued Common Shares for the sole purpose of issuance upon conversion of the Series I Non-Voting Convertible First Preferred Shares, free from pre-emptive rights or any other actual contingent purchase rights of Persons other than the holders of the Series I Non-Voting Convertible First Preferred Shares, not less than such aggregate number of Common Shares as shall be issuable (taking into account the adjustments of Article 27.4 (f)(iv)) upon the conversion of all outstanding Series I Non-Voting Convertible First Preferred Shares. All Common Shares that shall be so issuable shall, upon issue, be duly authorized, validly issued, fully paid and non-assessable.

(f)	Conversion– In this section, the following terms shall have the following respective meanings. “Alternate Consideration” has the meaning given to it in Article 27.4 (f)(iv)(C);

“CDS” means the CDS Clearing and Depository Services Inc. and its successors;

“CDS Participant” means a broker, dealer, bank, other financial institution or other person who, directly or indirectly, from time to time, effects book-based transfers with CDS and pledges of securities deposited with CDS;

“Conversion Date” means the date as of which the subject Series I Non-Voting Convertible First Preferred Shares are to be converted;

“Conversion Price” means Cdn.$0.21, subject to adjustment in accordance with Article 27.4 (f)(iv);

“Conversion Ratio” means, for each Series I Non-Voting Convertible First Preferred Share, an amount equal to the Reference Price divided by the Conversion Price;

“Exchange” means the Toronto Stock Exchange or, if applicable, such other stock exchange on which the Common Shares are principally traded;

“Fundamental Transaction” has the meaning given to it in Article 27.4 (f)(iv)(C);

“Notice of Conversion” means a notice of conversion of Series I Non-Voting Convertible First Preferred Shares given by a holder of such shares or by the Company;

“Person” means an individual, partnership, corporation, trust, unincorporated association, joint venture or other entity and includes a group of Persons acting jointly or in concert;

“Reference Price” means Cdn.$0.21; and

“Underlying shares” means, in respect of Series I Non-Voting Convertible First Preferred Shares to be converted, the Common Shares to be issued upon such conversion.

(i)

Conversion Rights of Holders: Each holder of Series I Non-Voting Convertible First Preferred Shares shall have the right to convert all or any of the holder’s Series I Non-Voting Convertible First Preferred Shares into that number of Common Shares equal to the Conversion Ratio in effect at the time of such conversion.

(ii)	Notice of Conversion:

A)	A Notice of Conversion by a holder of Series I Non-Voting Convertible First Preferred Shares to the Company must be given not less than seven (7) calendar days prior to the Conversion Date.

B)	A Notice of Conversion shall be in writing and shall be validly and effectively given on the date on which it is received, if delivered personally, or sent, if sent by fax or email to the Company.

C)	A Notice of Conversion given by a holder of Series I Non-Voting Convertible First Preferred Shares to the Company shall set out:

1)	the Conversion Date which shall be specified by the holder;

2)

unless all the Series I Non-Voting Convertible First Preferred Shares held by the holder who delivered the Notice of Conversion are to be converted (which, if such is the case, shall be stated in the notice), the number of Series I Non-Voting Convertible First Preferred Shares which are to be converted; and

3)

the representation that the Underlying shares will be registered in the name of the registered holder of the Series I Non-Voting Convertible First Preferred Shares to be converted unless, alternatively, subject to applicable securities laws and restrictions on transfer, including, if applicable, United States securities laws, the transfer agent of the Company (the Transfer Agent) receives from such holder, on or before the seventh calendar day prior to the Conversion Date, at the principal transfer office of the Transfer Agent in the City of Toronto, written notice in a form and executed in a manner satisfactory to the Transfer Agent directing the Company to register the Underlying shares in some other name or names (the Transferee(s)) and stating the name(s) (with address(es)) accompanied by payment by the holders to the Transfer Agent of any transfer tax that may be payable by reason thereof and a written declaration of such matters as may be required by law in order to determine the entitlement of the Transferees to be transferred or hold the Underlying shares.

(iii)	Delivery of Share Certificates/Recording of Beneficial Interest Upon Conversion

A)

On the Conversion Date, a holder of Series I Non-Voting Convertible First Preferred Shares shall receive, upon surrender for cancellation of the certificate or certificates representing the Series I Non-Voting Convertible First Preferred Shares, a certificate evidencing the Underlying shares issuable to such holder in accordance with this Article 27.4(f), which Underlying shares so issued shall be listed on the Exchange. Alternatively, subject to applicable securities laws, including, if applicable, United States securities laws, such holder may request, in the Notice of Conversion or by written request delivered to the Company not later than ten calendar days prior to the Conversion Date, that the Company record or cause to be recorded, in the book-based system administered by CDS in respect of the Common Shares, such holder’s interest in such shares, in which case the Notice of Conversion (or the subsequent written request) shall provide the account particulars of the holder’s CDS Participant and other details necessary to record such interest in the CDS system.

B)

Any Series I Non-Voting Convertible First Preferred Shares so converted shall be converted effective on the Conversion Date. From and after the Conversion Date, a holder of Series I Non- Voting Convertible First Preferred Shares so converted shall cease to be entitled to exercise any of the rights attributable to such shares (but, for greater certainty, will continue to be entitled to receive dividends on the Series I Non-Voting Convertible First Preferred Shares so converted in respect of which the ex-dividend date occurs prior to the Conversion Date but are paid on or after the Conversion Date), and shall become a holder of the Underlying shares of record, effective on the Conversion Date.

C)

If less than all of the Series I Non-Voting Convertible First Preferred Shares of a holder are converted on any Conversion Date, the Company shall issue to such holder on the Conversion Date a new share certificate representing the balance of the Series I Non-Voting Convertible First Preferred Shares not converted.

(iv)	Certain Adjustments

A)

Stock Dividends and Stock Splits. If the Company, at any time while any Series I Non-Voting Convertible First Preferred Shares are outstanding: (A) pays a stock dividend or otherwise makes a distribution or distributions payable in Common Shares (which, for avoidance of doubt, shall not include any Common Shares issued by the Company upon conversion of Series I Non-Voting Convertible First Preferred Shares) with respect to the then outstanding Common Shares; (B) subdivides outstanding Common Shares into a larger number of shares; or (C) combines (including by way of a reverse stock split) outstanding Common Shares into a smaller number of shares, the Conversion Price shall be multiplied by a fraction of which the numerator shall be the number of Common Shares (excluding any treasury shares of the Company) outstanding immediately before such event and of which the denominator shall be the number of Common Shares outstanding immediately after such event. Any adjustment made pursuant to this Article 27.4(f)(iv)(A) shall become effective immediately after the record date for the determination of shareholders entitled to receive such dividend or distribution and shall become effective immediately after the effective date in the case of a subdivision or combination.

B)

Rights Upon Distribution of Assets. If the Company shall declare or make any dividend or other distribution of its assets (or rights to acquire its assets) to holders of Common Shares, by way of return of capital or otherwise (including, without limitation, any distribution of cash, stock or other securities, property or options by way of a dividend, spin off, reclassification, reorganization, plan of arrangement or other similar transaction) (a “Distribution”), a holder of Series I Non-Voting Convertible First Preferred Shares shall be entitled to receive the dividend or distribution of assets that would have been payable to such holder pursuant to the Distribution had such holder converted his, her or its Series I Non-Voting Convertible First Preferred Shares (or, if he, she or it had partially converted such shares prior to the Distribution, any unconverted portion thereof) immediately prior to such record date.

C)	Fundamental Transaction.

1)	Right to Receive Consideration. If, at any time while any Series I Non-Voting Convertible First Preferred Shares are outstanding:

aa)

the Company effects any amalgamation, merger, business combination or other transaction of the Company with another person, other than a wholly-owned subsidiary, or an arrangement pursuant to the Business Corporations Act involving the Company or another transaction pursuant to which a Person, or a group of Persons acting jointly or in concert, acquires all of the issued and outstanding Common Shares;

ab)	the Company effects any sale, lease or other disposition of all or substantially all of the assets or undertaking of the Company;

ac)

the Company effects any reclassification of Common Shares or any compulsory share exchange pursuant (other than as a result of a dividend, subdivision or combination covered by Article 27.4(f)(iv)(A) above) to which the Common Shares are effectively converted into or exchanged for other securities, cash or property, or any similar transaction of series of transactions involving the Company or any of its subsidiaries, directly or indirectly,

(in any such case, a “Fundamental Transaction”), then, a holder of Series I Non-Voting Convertible First Preferred Shares shall have the right to receive (in exchange for such Series I Non-Voting Convertible First Preferred Shares in the event that the

Common Shares are exchanged for other securities, cash or property in the Fundamental Transaction) the same kind and amount of securities, cash or property as it would have been entitled to receive upon the occurrence of such Fundamental Transaction if it had been, immediately prior to such Fundamental Transaction, the holder of Common Shares, assuming conversion of the Series I Non-Voting Convertible First Preferred Shares in accordance with Article 27.4(f)(i) (the “Alternate Consideration”).

2)

Alternate Consideration. If holders of Common Shares are given any choice as to the securities, cash or property to be received in a Fundamental Transaction, then the a holder of Series I Non-Voting Convertible First Preferred Shares shall be given the same choice as to the Alternate Consideration it receives upon any conversion of Series I Non-Voting Convertible First Preferred Shares following such Fundamental Transaction.

3)

Takeover Bid. In the event of a “takeover bid” that is a “formal bid” (as such terms are defined in National Instrument 62-104 - Take-Over Bids and Issuer Bids (“NI 62-104”) for the Common Shares, the offeror of such bid shall make an offer (the “Preferred Share Offer”) to acquire the same percentage of outstanding Series I Non-Voting Convertible First Preferred Shares as the percentage of Common Shares for which the formal bid is being made, and such Preferred Share Offer shall be on the same terms and for the same amount and kind of per share consideration that is offered to the holders of Common Shares under the formal bid.

4)

Successor in Interest. To the extent necessary to effectuate the foregoing provisions, any successor to the Company in such Fundamental Transaction shall include in its constating documents shares having the same terms and conditions and issue to the holders of Series I Non-Voting Convertible First Preferred Shares new preferred shares consistent with the foregoing provisions and evidencing the such holders’ right to convert such preferred shares into Alternate Consideration.

5)

Ibid. The terms of any agreement to which the Company is a party and pursuant to which a Fundamental Transaction is effected shall include terms requiring any such successor to comply with the provisions of this Article 27.4(f)(iv)(C) and ensuring that the Series I Non-Voting Convertible First Preferred Shares (or any such replacement security) will be similarly adjusted upon any subsequent transaction analogous to a Fundamental Transaction.

6)

Notice. The Company shall cause to be delivered to each holder, at its last address as it shall appear upon the share register of the Company, written notice of any Fundamental Transaction at least 61 days prior to the date on which such Fundamental Transaction is expected to become effective or close.

D)	Notice to the Holders:

1)

Adjustment to Conversion Price. Whenever the Conversion Price is adjusted pursuant to any provision of this Article 27.4(f), the Company shall promptly deliver to each holder of Series I Non-Voting Convertible First Preferred Shares a notice setting forth the Conversion Ratio after such adjustment and setting forth a brief statement of the facts requiring such adjustment.

2)

Other Notices. If (A) the Company shall declare a dividend (or any other distribution in whatever form) on the Common Shares, (B) the Company shall declare a special nonrecurring cash dividend on or a redemption of Common Shares, (C) the Company shall authorize the granting to all holders of Common Shares of rights or warrants to subscribe for or purchase any shares of capital stock of any class or of any rights, (D) the approval of any shareholders of the Company shall be required in connection with any reclassification of the Common Shares, any business combination, amalgamation or plan of arrangement to which the Company is a party, any sale or transfer of all or substantially all of the assets or undertaking of the Company, of any compulsory share exchange whereby the Common Shares are converted into other securities, cash or property or (E) the Company shall authorize the voluntary or involuntary dissolution, liquidation or winding up of the affairs of the Company, then, in each case, the Company shall cause to be filed at each office or agency maintained for the purpose of conversion of Series I Non-Voting Convertible First Preferred Shares, and shall cause to be delivered to each holder of Series I Non-Voting Convertible First Preferred Shares at its last address as it shall appear upon the share register of the Company, at least 61 days prior to the applicable record or effective date hereinafter specified, a notice stating (x) the date on which a record is to be taken for the purpose of such dividend, distribution, redemption, rights or warrants, or if a record is not to be taken, the date as of which the holders of the Common Shares of record to be entitled to such dividend, distributions, redemption, rights or warrants are to be determined or (y) the date on which such reclassification, consolidation, business combination, amalgamation, plan of arrangements, sale, transfer or share exchange is expected to become effective or close, and the date as of which it is expected that holders of the Common Shares of record shall be entitled to exchange such shares for securities, cash or other property deliverable upon such reclassification, consolidation, business combination, amalgamation, plan of arrangements, sale, transfer or share exchange, provided that the failure to deliver such notice or any defect therein or in the delivery thereof shall not affect the validity of the corporate action required to be specified in such notice.

(v)

Fractional shares– No fractional Common Shares shall be issued upon the conversion of Series I Non-Voting Convertible First Preferred Shares. As to any fraction of a Common Share which a holder would otherwise be entitled to receive upon such conversion, the Company shall at its election, either pay a cash adjustment in respect of such final fraction in an amount equal to such fraction multiplied by the Conversion Price or round up to the next whole Common Share.

(vi)

Tax Election– An election in prescribed form and within the prescribed time limit shall be made by the Company under subsection 191.2(1) of the Income Tax Act (Canada) with respect to the Series I Non-Voting Convertible First Preferred Shares.

27.5	SERIES II NON-VOTING CONVERTIBLE FIRST PREFERRED SHARES - THE RIGHTS, PRIVILEGES, RESTRICTIONS AND CONDITIONS ATTACHING TO THE SERIES II NON-VOTING CONVERTIBLE FIRST PREFERRED SHARES ARE AS FOLLOWS:

(a)

Voting Rights – The holders of Series II Non-Voting Convertible First Preferred Shares shall be entitled to receive notice of and to attend at any meeting of the shareholders of the Company but shall not be entitled to vote at any such meeting, except with respect to such matters and in the manner as to which voting rights are accorded to the holders of specified classes of shares pursuant to the provisions of the Business Corporations Act or applicable law (the “Exception”). In the event of an Exception, and to the extent permitted by law, a holder of Series II Non-Voting Convertible First Preferred Shares shall: (A) vote together with the holders of Common Shares as a single class; and (B) be entitled to cast that number of votes equal to the number of whole Common Shares into which the Series II Non-Voting Convertible First Preferred Shares held by such holder are convertible as of the record date for determining shareholders entitled to vote on such matters.

(b)

Dividends - The holders of the Series II Non-Voting Convertible First Preferred Shares shall be entitled to receive and the Company shall pay thereon, dividends if, as and when declared by the board of directors of the Company out of the assets of the Company properly applicable to the payment of dividends in such amounts and payable in such manner (and whether in money or otherwise) as the board of directors may from time to time determine, equally, on a share-for- share basis, with the holders of other series of First Preferred Shares and, at the discretion of the board of directors, either in priority to, or equally on a share- for-share basis with, the holders of Common Shares and Class B Shares.

(c)

Liquidation, Dissolution and Winding-up Rights - In the event of liquidation, dissolution or winding-up of the affairs of the Company, whether voluntary or involuntary, or in the event of any other distribution of assets of the Company among its shareholders for the purpose of winding up its affairs, or in the event of a reduction or redemption of the capital stock of the Company, the holders of the Series II Non-Voting Convertible First Preferred Shares shall be entitled to receive an amount per share equal to that amount of money that was received by the Company as consideration for such Series II Non-Voting Convertible First Preferred Shares or in the event that Series II Non-Voting Convertible First Preferred Shares were not issued for money, then the amount equal to the fair value of any property received by the Company as consideration for the issuance of such Series II Non-Voting Convertible First Preferred Shares (where such fair value is determined at the time of the issuance of the Series II Non-Voting Convertible First Preferred Shares) divided by the number of Series II Non-Voting Convertible First Preferred Shares issued, in lawful money of Canada, the whole before any amount shall be paid by the Company or any assets of the Company shall be distributed to holders of Common Shares and Class B Shares. After payment to the holders of the Series II Non-Voting Convertible First Preferred Shares of the amount so payable to them in accordance with this Article 27.5 they shall not be entitled to share in any further distribution of property or assets of the Company.

(d)

Authority to Issue Series II Non-Voting Convertible First Preferred Shares– The board of directors of the Company may from time to time authorize the issuance of the Series II Non-Voting Convertible First Preferred Shares and fix the number of Series II Non-Voting Convertible First Preferred Shares to be allotted and issued and the amount and kind of consideration to be received by the Company in respect of each such issuance of Series II Non-Voting Convertible First Preferred Shares.

(e)

Reservation of Common Shares Issuable Upon Conversion– The Company shall at all times reserve and keep available out of its authorized and unissued Common Shares for the sole purpose of issuance upon conversion of the Series II Non-Voting Convertible First Preferred Shares, free from pre-emptive rights or any other actual contingent purchase rights of Persons other than the holders of the Series II Non-Voting Convertible First Preferred Shares, not less than such aggregate number of Common Shares as shall be issuable (taking into account the adjustments of Article 27.5(f)(v) upon the conversion of all outstanding Series II Non-Voting Convertible First Preferred Shares. All Common Shares that shall be so issuable shall, upon issue, be duly authorized, validly issued, fully paid and non-assessable.

(f)	Conversion– In this Article 27.5(f), the following terms shall have the following respective meanings. “Alternate Consideration” has the meaning given to it in Article 27.5(f)(v)(C);

“CDS” means the CDS Clearing and Depository Services Inc. and its successors;

“CDS Participant” means a broker, dealer, bank, other financial institution or other person who, directly or indirectly, from time to time, effects book-based transfers with CDS and pledges of securities deposited with CDS;

“Conversion Date” means the date as of which the subject Series II Non-Voting Convertible First Preferred Shares are to be converted;

“Conversion Price” means US$19.50, subject to adjustment in accordance with Article 27.5(f)(v);

“Conversion Ratio” means, for each Series II Non-Voting Convertible First Preferred Share, an amount equal to the Reference Price divided by the Conversion Price;

“Exchange” means the Toronto Stock Exchange or, if applicable, such other stock exchange on which the Common Shares are principally traded;

“Fundamental Transaction” has the meaning given to it in Article 27.5(f)(v)(C);

“Notice of Conversion” means a notice of conversion of Series II Non-Voting Convertible First Preferred Shares given by a holder of such shares or by the Company;

“Person” means an individual, partnership, corporation, trust, unincorporated association, joint venture or other entity and includes a group of Persons acting jointly or in concert;

“Reference Price” means US$19.50;

“Rights Plan” means the rights agreement dated as of September 16, 2013 between the Company and Computershare Investor Services Inc., as amended on June 3, 2014, as such agreement may be further amended, restated, supplemented and/or replaced from time to time; and

“Underlying Shares” means, in respect of Series II Non-Voting Convertible First Preferred Shares to be converted, the Common Shares to be issued upon such conversion.

(i)

Conversion Rights of Holders: Subject to Article 27.5(f)(ii), each holder of Series II Non-Voting Convertible First Preferred Shares shall have the right to convert all or any of the holder’s Series II Non-Voting Convertible First Preferred Shares into that number of Common Shares equal to the Conversion Ratio in effect at the time of such conversion.

(ii)	Restrictions on Conversion:

A)

No Series II Non-Voting Convertible First Preferred Share will be convertible by the holder of such Series II Non-Voting Convertible First Preferred Shares, if, after giving effect to, and as a result of, such conversion, the holder of such Series II Non-Voting Convertible First Preferred Shares, together with any person acting jointly or in concert with the holder within the meaning of NI 62-104 (a “joint actor”, and collectively with the holder of such Series II Non-Voting Convertible First Preferred Shares, the “Holders”) would beneficially own or exercise control or direction over Common Shares in excess of the Maximum Percentage or any Holder would become an “Acquiring Person” as defined in the Rights Plan.

B)

For the purposes of this Article 27.5(f)(ii), the “Maximum Percentage” will be 4.99% of the issued and outstanding Common Shares; provided that, by written notice to the Company, the Holders may elect to decrease or increase the Maximum Percentage to any other percentage specified in such notice; provided further that any increase (but not decrease) will not be effective until the 61st day after such notice is delivered to the Company; and provided further that the Maximum Percentage will not exceed:

1)	9.99% of the issued and outstanding Common Shares unless, to the extent the Common Shares are then listed and posted for trading on the Exchange, the Holders have first provided

aa)	The Exchange with a Personal Information Form (“PIF”) pursuant to the Exchange policies and such PIF has been approved by the Exchange; and

ab)	A copy of the approval of the PIF by the Exchange to the Company;

2)

19.99% of the issued and outstanding Common Shares, unless the Company, at the Company’s sole cost and expense, has obtained approval of such increase from (A) the Exchange, and (B) the holders of Common Shares in accordance with the applicable policies of the Exchange and the Company covenants and agrees to call and hold the meeting of shareholders related to such approval and to recommend to shareholders to vote in favour of such approval.

C)

For the purposes of this Article 27.5(f)(ii), the issued and outstanding Common Shares will be calculated and “beneficial ownership” will be determined in accordance with NI 62-104. In determining beneficial ownership, the Holders may rely on the number of issued and outstanding Common Shares as reflected in:

1)	The Company’s most recent filing under Section 5.4 of National Instrument 51-102 - Continuous Disclosure Obligations or other public filing by the Company on SEDAR;

2)	A more recent public announcement by the Company; or

3)	a written confirmation to the Holders by the Company or the Company’s transfer agent (the “Transfer Agent”) setting forth the number of Common Shares issued and outstanding.

Upon the written request of Holders given for any reason and at any time, the Company will provide, or will cause its Transfer Agent to provide, within two business days of receipt of a written request from the Holders, confirmation in writing to the Holders the number of Common Shares then issued and outstanding.

D)

Upon Exchange and shareholder approval obtained by the Company in accordance with Article 27.5(f)(ii)(B)(2)); the provisions contained in this Article 27.5(f)(ii) will terminate and cease to be of any further force or effect.

(iii)	Notice of Conversion:

A)	A Notice of Conversion by a holder of Series II Non-Voting Convertible First Preferred Shares to the Company must be given not less than seven (7) calendar days prior to the Conversion Date.

B)	A Notice of Conversion shall be in writing and shall be validly and effectively given on the date on which it is received, if delivered personally, or sent, if sent by fax or email to the Company.

C)	A Notice of Conversion given by a holder of Series II Non-Voting Convertible First Preferred Shares to the Company shall set out:

1)	the Conversion Date which shall be specified by the holder;

2)

unless all the Series II Non-Voting Convertible First Preferred Shares held by the holder who delivered the Notice of Conversion are to be converted (which, if such is the case, shall be stated in the notice), the number of Series II Non-Voting Convertible First Preferred Shares which are to be converted; and

3)

the representation that the Underlying Shares will be registered in the name of the registered holder of the Series II Non-Voting Convertible First Preferred Shares to be converted unless, alternatively, subject to applicable securities laws and restrictions on transfer, including, if applicable, United States securities laws, the Transfer Agent receives from such holder, on or before the seventh calendar day prior to the Conversion Date, at the principal transfer office of the Transfer Agent in the City of Toronto, written notice in a form and executed in a manner satisfactory to the Transfer Agent directing the Company to register the Underlying Shares in some other name or names (the “Transferee(s)”) and stating the name(s) (with address(es)) accompanied by payment by the holders to the Transfer Agent of any transfer tax that may be payable by reason thereof and a written declaration of such matters as may be required by law in order to determine the entitlement of the Transferees to be transferred or hold the Underlying Shares.

(iv)	Delivery of Share Certificates / Recording of Beneficial Interest upon Conversion:

A)

On the Conversion Date, a holder of Series II Non-Voting Convertible First Preferred Shares shall receive, upon surrender for cancellation of the certificate or certificates representing the Series II Non-Voting Convertible First Preferred Shares, a certificate evidencing the Underlying Shares issuable to such holder in accordance with this Article 27.5(f), which Underlying Shares so issued shall be listed on the Exchange. Alternatively, subject to applicable securities laws, including, if applicable, United States securities laws, such holder may request, in the Notice of Conversion or by written request delivered to the Company not later than ten calendar days prior to the Conversion Date, that the Company record or cause to be recorded, in the book-based system administered by CDS in respect of the Common Shares, such holder’s interest in such shares, in which case the Notice of Conversion (or the subsequent written request) shall provide the account particulars of the holder’s CDS Participant and other details necessary to record such interest in the CDS system.

B)

Any Series II Non-Voting Convertible First Preferred Shares so converted shall be converted effective on the Conversion Date. From and after the Conversion Date, a holder of Series II Non- Voting Convertible First Preferred Shares so converted shall cease to be entitled to exercise any of the rights attributable to such shares (but, for greater certainty, will continue to be entitled to receive dividends on the Series II Non-Voting Convertible First Preferred Shares so converted in respect of which the ex-dividend date occurs prior to the Conversion Date but are paid on or after the Conversion Date), and shall become a holder of the Underlying Shares of record, effective on the Conversion Date.

C)

If less than all of the Series II Non-Voting Convertible First Preferred Shares of a holder are converted on any Conversion Date, the Company shall issue to such holder on the Conversion Date a new share certificate representing the balance of the Series II Non-Voting Convertible First Preferred Shares not converted.

(v)	Certain Adjustments:

A)

Stock Dividends and Stock Splits. If the Company, at any time while any Series II Non-Voting Convertible First Preferred Shares are outstanding: (A) pays a stock dividend or otherwise makes a distribution or distributions payable in Common Shares (which, for avoidance of doubt, shall not include any Common Shares issued by the Company upon conversion of Series II Non-Voting Convertible First Preferred Shares) with respect to the then outstanding Common Shares; (B) subdivides outstanding Common Shares into a larger number of shares; or (C) combines (including by way of a reverse stock split) outstanding Common Shares into a smaller number of shares, the Conversion Price shall be multiplied by a fraction of which the numerator shall be the number of Common Shares (excluding any treasury shares of the Company) outstanding immediately before such event and of which the denominator shall be the number of Common Shares outstanding immediately after such event. Any adjustment made pursuant to this Article 27.5(f)(v)(A) shall become effective immediately after the record date for the determination of shareholders entitled to receive such dividend or distribution and shall become effective immediately after the effective date in the case of a subdivision or combination.

B)

Rights Upon Distribution of Assets. If the Company shall declare or make any dividend or other distribution of its assets (or rights to acquire its assets) to holders of Common Shares, by way of return of capital or otherwise (including, without limitation, any distribution of cash, stock or other securities, property or options by way of a dividend, spin off, reclassification, reorganization, plan of arrangement or other similar transaction) (a “Distribution”), a holder of Series II Non-Voting Convertible First Preferred Shares shall be entitled to receive the dividend or distribution of assets that would have been payable to such holder pursuant to the Distribution had such holder converted his, her or its Series II Non-Voting Convertible First Preferred Shares (or, if he, she or it had partially converted such shares prior to the Distribution, any unconverted portion thereof) immediately prior to such record date.

C)	Fundamental Transaction.

1)	Right to Receive Consideration. If, at any time while any Series II Non-Voting Convertible First Preferred Shares are outstanding:

aa)

the Company effects any amalgamation, merger, business combination or other transaction of the Company with another person, other than a wholly-owned subsidiary, or an arrangement pursuant to the Business Corporations Act involving the Company or another transaction pursuant to which a Person, or a group of Persons acting jointly or in concert, acquires all of the issued and outstanding Common Shares;

ab)	the Company effects any sale, lease or other disposition of all or substantially all of the assets or undertaking of the Company;

ac)

the Company effects any reclassification of Common Shares or any compulsory share exchange pursuant (other than as a result of a dividend, subdivision or combination covered by Article 27.5(f)(v)(A) above) to which the Common Shares are effectively converted into or exchanged for other securities, cash or property, or any similar transaction of series of transactions involving the Company or any of its subsidiaries, directly or indirectly,

(in any such case, a “Fundamental Transaction”), then, a holder of Series II Non- Voting Convertible First Preferred Shares shall have the right to receive (in exchange for such Series II Non-Voting Convertible First Preferred Shares in the event that the Common Shares are exchanged for other securities, cash or property in the Fundamental Transaction) the same kind and amount of securities, cash or property as it would have been entitled to receive upon the occurrence of such Fundamental Transaction if it had been, immediately prior to such Fundamental Transaction, the holder of Common Shares, assuming conversion of the Series II Non-Voting Convertible First Preferred Shares in accordance with Article 27.5(f)(i) (the “Alternate Consideration”).

2)

Alternate Consideration. If holders of Common Shares are given any choice as to the securities, cash or property to be received in a Fundamental Transaction, then the a holder of Series II Non-Voting Convertible First Preferred Shares shall be given the same choice as to the Alternate Consideration it receives upon any conversion of Series II Non-Voting Convertible First Preferred Shares following such Fundamental Transaction.

3)

Takeover Bid. In the event of a “takeover bid” that is a “formal bid” (as such terms are defined in NI 62-104) for the Common Shares, the offeror of such bid shall make an offer (the “Preferred Share Offer”) to acquire the same percentage of outstanding Series II Non-Voting Convertible First Preferred Shares as the percentage of Common Shares for which the formal bid is being made, and such Preferred Share Offer shall be on the same terms and for the same amount and kind of per share consideration, in each case taking into account all adjustments pursuant to Article27.5(f)(v), that is offered to the holders of Common Shares under the formal bid.

4)

Successor in Interest. To the extent necessary to effectuate the foregoing provisions, any successor to the Company in such Fundamental Transaction shall include in its constating documents shares having the same terms and conditions and issue to the holders of Series II Non-Voting Convertible First Preferred Shares new preferred shares consistent with the foregoing provisions and evidencing the such holders’ right to convert such preferred shares into Alternate Consideration.

5)

Ibid. The terms of any agreement to which the Company is a party and pursuant to which a Fundamental Transaction is effected shall include terms requiring any such successor to comply with the provisions of this Article 27.5(f)(v)(C) and ensuring that the Series II Non-Voting Convertible First Preferred Shares (or any such replacement security) will be similarly adjusted upon any subsequent transaction analogous to a Fundamental Transaction.

6)

Notice. The Company shall cause to be delivered to each holder, at its last address as it shall appear upon the share register of the Company, written notice of any Fundamental Transaction at least 61 days prior to the date on which such Fundamental Transaction is expected to become effective or close.

D)	Notice to Holders.

1)

Adjustment to Conversion Price. Whenever the Conversion Price is adjusted pursuant to any provision of this Article 27.5(f), the Company shall promptly deliver to each holder of Series II Non-Voting Convertible First Preferred Shares a notice setting forth the Conversion Ratio after such adjustment and setting forth a brief statement of the facts requiring such adjustment.

2)

Other Notices. If (A) the Company shall declare a dividend (or any other distribution in whatever form) on the Common Shares, (B) the Company shall declare a special nonrecurring cash dividend on or a redemption of Common Shares, (C) the Company shall authorize the granting to all holders of Common Shares of rights or warrants to subscribe for or purchase any shares of capital stock of any class or of any rights, (D) the approval of any shareholders of the Company shall be required in connection with any reclassification of the Common Shares, any business combination, amalgamation or plan of arrangement to which the Company is a party, any sale or transfer of all or substantially all of the assets or undertaking of the Company, of any compulsory share exchange whereby the Common Shares are converted into other securities, cash or property or (E) the Company shall authorize the voluntary or involuntary dissolution, liquidation or winding up of the affairs of the Company, then, in each case, the Company shall cause to be filed at each office or agency maintained for the purpose of conversion of Series II Non-Voting Convertible First Preferred Shares, and shall cause to be delivered to each holder of Series II Non-Voting Convertible First Preferred Shares at its last address as it shall appear upon the share register of the Company, at least 61 days prior to the applicable record or effective date hereinafter specified, a notice stating (x) the date on which a record is to be taken for the purpose of such dividend, distribution, redemption, rights or warrants, or if a record is not to be taken, the date as of which the holders of the Common Shares of record to be entitled to such dividend, distributions, redemption, rights or warrants are to be determined or (y) the date on which such reclassification, consolidation, business combination, amalgamation, plan of arrangements, sale, transfer or share exchange is expected to become effective or close, and the date as of which it is expected that holders of the Common Shares of record shall be entitled to exchange such shares for securities, cash or other property deliverable upon such reclassification, consolidation, business combination, amalgamation, plan of arrangements, sale, transfer or share exchange, provided that the failure to deliver such notice or any defect therein or in the delivery thereof shall not affect the validity of the corporate action required to be specified in such notice.

(vi)

Fractional shares– No fractional Common Shares shall be issued upon the conversion of Series II Non- Voting Convertible First Preferred Shares. As to any fraction of a Common Share which a holder would otherwise be entitled to receive upon such conversion, the Company shall at its election, either pay a cash adjustment in respect of such final fraction in an amount equal to such fraction multiplied by the Conversion Price or round up to the next whole Common Share.

(vii)

Tax Election– An election in prescribed form and within the prescribed time limit shall be made by the Company under subsection 191.2(1) of the Income Tax Act (Canada) with respect to the Series II Non- Voting Convertible First Preferred Shares.

The foregoing articles are approved by one or more of the directors of the Company pursuant to section 302(1)(c) of the Business Corporations Act (British Columbia), on the ________day of May, 2019 as the articles of the Company once it is continued into British Columbia as a company.

[Name of Director]